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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Koninklijke Numico

*CURRENT ADDRESS

PROCESSED

MAY 1 5 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05015 FISCAL YEAR 12-31-06

Complete for initial submissions only ** *Please note name and address changes*

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DAT : 2/10/07

Annual Report *06*

Creating strength

NUMICO



Who we are

Numico is a high-growth, high-margin specialised nutrition company, and one of the fastest-growing international food companies. We focus on two businesses. Our Baby Food division is a leading innovator in high-quality milks and weaning foods for babies and young children, across the 0-3 age range. Our Clinical Nutrition division develops products to combat medical malnutrition, to help sick people manage their condition in specific disease areas, and to support others with special nutrition needs. For all our consumers, food safety is our first concern.

Our brands

Our principal brands are Nutricia, Cow & Gate, Milupa, Mellin, Dumex, Pfrimmer and SHS.

Our markets

In infant formula and follow on milks, growing up milks and weaning foods, our market leadership extends from Europe to the Asia-Pacific region, and we also serve high-growth markets in Latin America and the Middle East. We have strong market positions across Europe in general medical nutrition and targeted disease-management products. For special needs patients with food allergy and metabolic disorders we are the market leader in nearly every European country, and also in emerging markets like Brazil.

[illegible]

Our core *strategy*

High-growth, high-margin businesses only, concentrating on markets with the greatest potential for brand leadership

Specialisation in Baby Food and Clinical Nutrition, growing the market through consumer-led innovations backed by strict quality controls

Long-term sustainable growth, founded on our unique competitive strengths:

Our **focus** on specialised nutrition

Our balanced **footprint** of stable and growth markets

Our ability to generate **fuel** through improved working capital and cash generation

Our **flexibility**, with fast decision-making, an agile and responsive organisation, and simple processes

2006 at a glance

Sales
€ 2,623 million

Operating profit
€ 429 million

Return on sales 18.8%

Key figures

Sales by division € million	**2006**	2005	2004
Baby Food	1,880	1,314	1,115
Clinical Nutrition	743	674	602
Discontinued businesses	–	–	5
Total	**2,623**	**1,988**	**1,722**

Sales by region € million	**2006**	2005	2004
Western Europe	1,472	1,317	1,160
Eastern Europe	364	323	257
Asia-Pacific	648	265	228
Rest of the World	139	83	77
Total	**2,623**	**1,988**	**1,722**

Operating profit before amortisation[1] € million	**2006**	2005	2004
Baby Food	340	234	207
Clinical Nutrition	192	185	167
Non-allocated	(49)	(45)	(40)
Discontinued businesses	–	–	(2)
Total	**483**	**374**	**332**

Number of employees at year end in FTEs	**2006**	2005	2004
Western Europe	5,048	4,560	4,717
Eastern Europe	2,581	2,470	2,256
Asia-Pacific	4,850	3,196	3,577
Rest of the World	409	290	679
Total	**12,888**	**10,516**	**11,229**

Balance sheet € million	**2006**	2005	2004
Assets	3,841	3,536	1,514
Shareholders' equity	869	680	(302)
Trade working capital	190	225	216

Net debt position

€ million


1,418
515
939
2006
2005
2004

Operational cash flow

€ million


397
263
214
2006
2005
2004

Trade working capital

% of net sales


7.3
11.2
12.7
2006
2005
2004

[1] Excluding exceptional items.

Milestones

2 January 2006
Acquisition – completion of the purchase of EAC Nutrition (Dumex) in Asia-Pacific

27 May 2006
Emergency – Sari Husada plants badly damaged and many employees made homeless, following earthquake in Indonesia

19 June 2006
Acquisition – Golden Circle, a leading weaning food brand in Australia and New Zealand

30 June 2006
Integration – sale of EAC Nutrition's former baby food franchise in India, and closure of activities in the Philippines

30 August 2006
Care – launch of the Supporting Lives programme to help orphans and vulnerable children worldwide

31 August 2006
Responsibility – publication of Numico's second annual Sustainability Report

26 October 2006
Citizenship – global partnership agreement signed with the charity SOS Children's Villages

30 November 2006
Divestment – agreement to sell Numico's Coeliac foods business in Europe

Financial performance

Sales by division

- Baby Food 71.7%
- Clinical Nutrition 28.3%



Sales by region

- Western Europe 56.1%
- Eastern Europe 13.9%
- Asia-Pacific 24.7%
- Rest of the World 5.3%



Baby Food

Sales growth[2]


12.2%
11.2%
3.4%
2006
2005
2004

Return on sales[2]


18.6%
18.1%
18.8%
2006
2005
2004

Baby Food growth by region[2]

- Western Europe 3%
- Eastern Europe 22%
- Dumex 20%
- Rest of the World 20%

Clinical Nutrition

Sales growth[2]


10.9%
12.3%
11.9%
2006
2005
2004

Return on sales[2]


26.1%
27.4%
27.9%
2006
2005
2004

Clinical Nutrition growth by region[2]

- Northern Europe 6%
- Southern Europe 12%
- Eastern Europe 20%
- Rest of the World 22%

[2] Excluding exceptional items, and on a comparable basis.

"Creating long-term sustainable growth – year on year."



Message from the CEO

Dear Shareholder

2006 was an important year for Numico – a year of growth, expansion and learning.

We marked our second consecutive year of double-digit organic growth, accompanied by solid margin improvement. We met the challenge of integrating a major acquisition and managed the challenges of change within and surrounding our organisation. Today, with our strong business and financial foundation, a portfolio of leading brands, and a team of talented people across the globe, we are in an excellent position to keep growing strong.

Our results were driven by the positive performance of both the Baby and Clinical Nutrition divisions. Baby's growth has progressively increased for each of the last five years, now growing at a dynamic 12.2% pace in 2006. Clinical grew by 10.9%, its fourth consecutive year of double-digit growth. Importantly, our current portfolio is well-balanced geographically, with all regions performing.

A key achievement of 2006 was the fast and focused integration of the Dumex business. This major acquisition transforms Numico's position in the fast-growth Asia-Pacific markets. Through collaboration and cooperation, savings were realised and innovation and knowledge quickly transferred. During this transition year, Dumex continued its solid momentum, with sales up 20.2%, margins increased by 170 bps and a strong reduction in trade working capital by € 35 million.

> We have strengthened Numico's financial fundamentals. We have created record free cash flows due to focus on working capital, reducing it to 7.3% of net sales, and significantly improved our balance sheet ratios.

> We reinforced the power of our brands, through a rapid and ambitious programme of innovation across the portfolio, with formulation news, such as the immunity programme for Baby milks, and technological advancements, like the Flocare pump for tube nutrition within the Clinical range. We have boosted support behind these advancements to build our brands and the leadership they enjoy in many markets.

> We invested in more rigorous audit and inspection procedures, as well as integrated complaint handling, to ensure the continuing high quality of our products. We have launched a multi-year investment programme to upgrade our manufacturing platform.

> We invigorated the promise of our core values – through our new company-wide SupportingLives programme which supports orphans and vulnerable children.

These efforts, and many others, are helping Numico to continue to achieve success within its high-growth, high-margin strategy.

After four years of rapid growth and the progressive realignment and revitalisation of our businesses, we have the advantage of momentum. And, we have the advantage of focus on the Baby and Clinical Nutrition industries, which continue to be among the most vibrant, opportunity-rich segments in the specialised nutrition market today. No company is more ready to seize these opportunities than Numico.

We recognise, however, that tomorrow always brings new challenges and we have to remain sharp and focused.

Therefore, our key priority in 2007 is to execute even better and faster, pushing to perform with the speed and agility these highly competitive markets demand. We must use Numico's size and continuously improve Numico's ability to act and react faster and innovate more successfully and more often, to maintain our leading edge.

Once again, I am pleased that we have been able to provide a dividend, subject to your approval at the General Meeting of Shareholders on 25 April 2007.

On behalf of Numico's employees, I thank you for your support and look forward to another exciting year of growth together.

Jan Bennink, President & CEO

A history of our *brands*

A history of specialisation and strength


INRICHTING
TOT BEREIDING VAN NORMALE
KINDERMELK
M. VAN DER HAGEN
ZOETERMEER
HOLLAND.

Baby Food

1896
NUTRICIA

Martinus van der Hagen at the Steam Dairy Factory in Zegwaard (Zoetermeer) in the Netherlands, secures exclusive rights to produce infant formula from cow's milk using the Backhaus method. By 1905 the first Nutricia milk powders are already being exported.

1916

During the First World War, Nutricia products become a household name when the hungry local population received free handouts of nutritious porridge.


MILUMIL
MILUPA
MILCH
schon
fix
und
fertig

1946
Olvarit

Nutricia sets up a research team with labs dedicated to infant nutrition, and launches the first Olvarit vegetable-based meals, and later its Bambix cereals. In 1950 teams of dietitians are hired to explain the benefits of high-quality baby foods to doctors, nurses and other healthcare professionals.

1981
Cow & Gate

Now a listed company on the Amsterdam exchange, Nutricia begins international expansion with the acquisition of Cow & Gate, a household name for baby food in the UK and Ireland since 1904.


Cow & Gate
Cow & Gate

1995
milupa

Acquisition of Milupa, popularly known as "Mother and Child Limited" in Germany. Its famed Aptamil brand, developed in Milupa's Friedrichsdorf laboratories and launched in 1968, was the first infant formula with a protein content similar to breast milk. Nutricia begins expansion into Eastern Europe, with the development of Bebilon/Bobovita (Poland) and Malyutka/Malyshka (Russia).

1997
NUMICO RESEARCH

After receiving the designation 'Royal', the holding company of Nutricia/Milupa/Cow&Gate is renamed Numico. Foundation of a dedicated Research and Development facility in 'Food Valley' Wageningen, the Netherlands.

1998
SGM

Numico adds SGM in Indonesia to the brand family after taking a controlling stake in Sari Husada, a company which owed its origins to a national protein adequacy programme launched with United Nations help in 1954.

2005
Mellin

Regional expansion accelerates. After acquiring the Finnish baby brands Tutteli and Muksu in 2004, Numico acquires the long-established Mellin brand, to take a leading position in Italy.

2006
Dumex

In Asia-Pacific Numico acquires the Dumex brands, first introduced in Thailand in 1957, and gains leading market positions in China, Malaysia and Thailand.


Dumex
mamil
mama


Biosorbin MCT
pfrimmer
Nahrstoff-
definierte Diat,
ballaststoff-
frei


NUTRISON
POEDER
NUTRICIA

Clinical Nutrition

1905

NUTRICIA

In the Netherlands Nutricia develops special milks with low-sugar contents for diabetic patients and iodine-fortified milk for goitre sufferers, and so pioneers the concept of specialised medical nutrition.

1931

In the UK, Cow & Gate develops special foods for patients with metabolic disorders.

1960

SHS INTERNATIONAL

After clinical trials in Liverpool of low-protein foods to address the needs of patients with the metabolic disorder Phenylketonuria (PKU), a new firm, Scientific Hospital Supplies (SHS) is set up to manufacture and market this new and successful product.

1967

Research and development by Nutricia into advanced specialised nutrition leads to the development of products for hospital patients, and in particular the Nutrison range, a nutritionally complete solution for the chronically ill with serious feeding problems.


NEOCATE

1974

J.Pfrimmer+Co Erlangen Pharmazeutische Werke

Pfrimmer of Erlangen, Germany launches the first fully balanced medical nutrition product in powder form – Biosorbin MCT. The concept was developed from Pfrimmer's specialised low-volume food for astronauts in space, made to support the NASA Moon programme.

1986

etpJUNIOR

Pfrimmer launches the first Homecare service in Europe. Patients can now get home delivery of needed clinical nutrition products.

1991

Nutricia acquires Pfrimmer, with its clinical application systems and Homecare businesses. Introduction of the Nutrison pack for medical pumps and tube feeding. Nutricia is first to launch a specialised paediatric tube feed – the Nutrini brand – and later the oral feed Infatrini.

1995

Acquisition of SHS with its now valuable franchise in nutrition for people with metabolic disorders and other special needs. SHS introduces Neocate for infants with severe gut allergy problems. The acquisition of Milupa also brings new expertise and research capabilities.

2000

NUTRICIA

Numico acquires Wuxi Chia-Tai Pharmaceutical, to produce advanced medical nutrition for the Chinese market under the Nutrison brand.

2003

Introduction of FortiCare, to address the needs of oncology patients – and the first in a new generation of medical nutrition products targeted to address specific disease areas.


NUTRICIA
FortiCare
125 ml

2006

Numico announces successful clinical trials of a concept for specialised nutrition to slow the development of Alzheimer's in older patients.

Overview 2006
The Executive Board



Executive Board members L-R

1 Flemming Morgan,
President Clinical Nutrition

2 Chris Britton,
President Baby Food

3 Niraj Mehra,
President Operations

4 Jan Bennink,
President and
Chief Executive Officer

5 Ajai Puri,
President
Research, Development
and Product Integrity

6 Jean-Marc Huët,
Chief Financial Officer

7 Mark Wilson,
President Dumex
(resigned January 2007,
not pictured)

For details please refer to page 99.

In 2006, we became a stronger and more closely integrated company, as a result of activities across the divisions and the continued success of our high-growth, high-margin specialised nutrition business.

In Baby Food we introduced a new generation of immunity-strengthening infant milks, and secured a leadership position in three important high-growth markets – China, Malaysia and Thailand – with the acquisition of the Dumex brands. (Baby Food Report, pages 10-17)

"The strength of Numico's business is built upon the reputation of our brands, our uncompromising approach to food safety, and our closeness to the consumer."



In **Clinical Nutrition** we completed the switch to a patient-preferred plastic bottle for many of our brands, and began a country-by-country campaign to raise public and professional awareness of the widespread problem of medical malnutrition. (Clinical Nutrition Report, pages 18-25.)

In **Operations** we entered the implementation stage of our investment programme to upgrade all our plants to pharma-like quality standards, and aligned our teams more closely behind the sales divisions to simplify and streamline our supply chain. (Cost Optimisation, page 17 and Capital Investments, page 25.)

In **Research & Development** we bolstered our reputation for innovation in the science of advanced nutrition by conducting clinical trials on several breakthrough concepts, and supported the sales divisions with intensive work to rationalise recipes and further improve the high quality and integrity of our products. (Research, Innovation and Food Safety, pages 17 and 25.)

In **Finance** we strengthened the company balance sheet, diversified our capital structure, and made improvements in working capital, to free up more cash for investments in the company's future. (Introduction to the Financial Statements, page 46.)

The strength of Numico's business is built upon the reputation of our brands, our uncompromising approach to food safety, and our closeness to the consumer. We continue to see enormous potential for innovation and long-term sustainable growth.



Strengths in 2006

- Dumex businesses integrated successfully
- Immunity-strengthening milks introduced in 27 markets
- Strong growth in all regions

Opportunities in 2007

- Accelerated growth in Western Europe
- Aggressive expansion in weaning food
- Further exploitation of our strength in milks

Baby *Food*

Market opportunity

There is wide divergence in per capita consumption figures for baby food, even in developed markets, and consumption is lowest where the number of births is highest. This demonstrates that there is considerable growth potential globally for all categories of specialised baby food, in both milks and weaning foods. We see opportunities in all regions, and we have the advantage of an exceptionally broad and well-balanced geographic footprint.

Per capita consumption	kg/baby
France	215
Western Europe	135
North America	119
Eastern Europe	78
Latin America	28
Middle-East & Africa	11
Asia-Pacific	10
Worldwide	Average 20kg

Live Births per annum	millions
Western Europe	5.6
North America	4.5
Eastern Europe	3.1
Latin America	10.8
Middle-East & Africa	36.8
Asia-Pacific	66.3
Worldwide	Total 128

Our strategy

Our strategy is to expand the market for baby food in the age group 0-3. We do this by capturing more 'share of stomach' in this highly specialised market. Besides breastmilk (the 'gold standard' for babies) our models show that only 30% of all food consumed in the first three years of life are milks and weaning foods made specifically to meet the nutritional needs of a growing child. In both milks and weaning foods, we innovate to increase usage, to add value across the portfolio through quality, choice and convenience, and to build years with products for toddlers up to three years.

The 'Share of Stomach' opportunity



100
80
60
40
20
0
Share of stomach %
Increase Usage
Aptamil
Add Value
Quality
Ingredients
Convenience
Build Years
Products until
3 years instead
of 18 months
Child's age (months)
3 6 9 12 15 18 21 24 27 30 33 36

Strengthening our foundations in 2006

With the rapid and successful integration of the Dumex brands, we have secured a strong platform in the high-potential Asia-Pacific marketplace – with a number one position in most markets including Indonesia and China. To strengthen the power of our brands in a broader and increasingly competitive marketplace, we made a significant step change in the pace of renovation and innovation across our Milks portfolio – launching a new immunity-strengthening formula in most of our markets. We also continued the roll-out of our more convenient EaZypack, a format well-liked by our consumers. In many categories we made increased investments in advertising and promotions, to support and fortify our market leadership, driving healthy growth in every region.

Baby Food

Infant Formula & Follow On Milks


milupa
Aptamil
EXTRA
Infant milk for hungrier babies from birth onwards
NUTRICIA
Nutrilon
Standaard
Opvolgmelk
2
6-10 maanden

Growing Up Milks


Aptamil
growing up milk
Cow & Gate
Growing Up Milk
1+
Dumex
多美滋

Our new generation of immunity-strengthening Infant Formula and Follow On Milks span the brand portfolio, from Ireland to China. We offer Growing Up Milks (GUM) in both liquid and powder formats.

Meals


Olvarit
Bordjes MENU
8
Cow & Gate
baby balance
BoboVita
Olvarit

Cereals


SGM
Pemula
Cow & Gate
toddler balance
NEU
milupa
Trink-Mahlzeit
7-Korn
КАША
МАЛЫШКА

Fruits, Drinks & Desserts


NUTRICIA
BoboVita
Olvarit
Fruchtriegel
DrinkFruit

Our foods categories for toddlers include jarred meals, cereals, and fruit snacks, drinks and desserts.


Now he's 1.
Why stop
protecting him?
Continue.
Immune
System
With Cow&Gate Growing Up Milk,

The 'Gumbrella' advertising campaign in Ireland explained the immunity benefits of our Growing Up Milk.

Introduction

Sales growth in 2006 was driven principally by our two Milks categories, where our proven dual-brand strategy (standard and premium) continued to strengthen our position across the target consumer age range of 0-3 years, in every region. In our three weaning foods categories, we laid the foundations for future expansion with an ambitious programme of renovations and innovations for roll-out.

Infant Formula and Follow On Milks

This is our largest sales category, in Baby Food, and we now have leadership positions in 25 of our 33 markets worldwide. In 2006, significantly improved recipes and high-quality packaging helped to improve overall market share for our leading Infant Formula and Follow On Milks (IFFO) brands. More than 50% of our own share of sales in 2006 came from innovations and renovations.

The main contributor to the renovation of our portfolio was the roll-out of new patented immunity-strengthening recipes across our premium range in 27 markets in Western and Eastern Europe, and also in China – the largest launch in our history. In the great majority of markets, our immunity-claim brands are available in the new EaZypack packaging, which consumers prefer for its high-quality and convenience.

Consistent imagery and messages were applied across our consumer packaging as well as advertising and promotional material, to ensure the clarity of our message about the immune system benefits of the product for growing babies. Our sales, marketing and medical teams received communications training and tools, and the launch was accompanied by an intensive awareness campaign, which was well received by trade and healthcare professionals, and by our consumers.

To present the strong clinical evidence backing the new recipes, our nutrition experts attended over 70 medical symposia, and invited over 500 journalists, healthcare professionals and key opinion leaders to meetings at our world-class research facilities. Coverage supporting the benefits of our immunity claim appeared in key consumer publications and medical journals.

Asia-Pacific expansion
The acquisition in January of the Dumex brands from EAC Nutrition gave us a leading position in infant formula and follow on milks in several important new markets, including China, Thailand and Malaysia. Our first priority was to bring the benefits of our patents and research capabilities to the Dumex brands as rapidly as possible. A major cross-functional team effort enabled us to launch the immunity-claim formulas in China before the end of the year – a notable logistical and marketing achievement.

Our single largest market for infant formula remains Indonesia, where our proven dual brand strategy continues to meet with success. We lead in premium formula with the Nutrilon brand and closeness to the consumer has made the top-selling SGM brand a household name in standard formula. Because midwives are a crucial source of professional and personal advice to mothers, our Sari Husada unit continued to develop a ground-level medical networking campaign with seminars and training programmes.

Specialty Milks
Our research shows that more than 50% of babies suffer from digestive discomfort, allergies or poor sleep. These issues can often be resolved by the right choice of nutrition. In 2006, we took fresh steps to leverage our strong brand reputation and our expertise in the development of specialties milks for the consumer. By communicating the unique benefits of our specialities in parallel with our immunity claim, we achieved double-digit growth of specialties in several target markets.

Growing Up Milks

Our Growing Up Milks (GUM) category covers both liquid and powder formats that are specifically designed for children aged 1-3 years. In Asia-Pacific, the age range extends beyond.

Our broad market reach and experience has taught us a lot about consumer preferences in this category. Some mothers continue with the familiar powder format of infant formula after the first year, while others (especially in Europe) are ready for the added convenience of liquid Growing Up Milk in a bottle. In both cases, our strategy is to offer toddlers beyond one year the continued benefits of strengthened immunity with superior high-quality nutrition, capitalising on the reputation of our brands.

In 2006, we grew our category share in Europe by 3.1%, largely through the success of the bottle format, which has transformed consumption patterns in many markets since its introduction in 2004. Our success with consumers is best demonstrated in Ireland, where one mother in every four with children 13–18 months already buys bottled Growing Up Milk.

Baby *Food*



Cereals

Cereals provide babies with a safe, easily digestible transition from milks to foods. Our strategy is to provide nutritional superiority and to tailor our range to suit different eating occasions in the day, as well as provide convenience to our consumers through new formats.

Strengthening our portfolio in this category will be a particular area of focus in 2007, and the introductions we made in 2006 have given us great confidence in the success of our new approach. The relaunch of our ranges in Turkey and Poland resulted in strong category growth. We have invested in both the speed and the quality of our development pipeline, and we tested two of the most promising innovations by introducing prepared Liquid Cereals in four European countries, and an end-of-day Sleep Cereal in Germany.


milupa
Schlaf gut
Milchbrei
Vollkornhafer-Apfel
NEU

New 'sleep cereals', introduced in Germany, help younger children to rest through the night and so acquire healthy childhood sleeping habits.

Meals

Our Meals range addresses the increasing consumer need for nutritionally balanced and age-appropriate foods by providing variety with superior nutrition and taste. Consumers are looking for more choice in this area and to keep pace with their expectations, we continue to extend our ranges with innovative formats and packaging.

Our focus in 2006 was to launch two new product ranges for the Italian market. The Mellin Pappa Completa range is a new concept for Italian consumers, providing them with nutritionally complete meals for toddlers, while the Mellin Merenda range responds to their need for a well-balanced afternoon meal for children.

Elsewhere in Europe, the growth of our Meals category was temporarily impacted by a voluntary recall affecting some of our jars range at the end of 2005. To secure on-shelf availability, we reduced planned promotional activity and postponed several new product introductions.

In June we acquired Golden Circle, one of the leading Australian brands in weaning foods. This acquisition gives us a strong number two position in the weaning food category in Australia and New Zealand – complementing our number two position in Milks – and further strengthens our presence in Asia-Pacific.

Fruits, Drinks and Desserts

Fruits, Drinks and Desserts will play an increasingly important role in our weaning foods strategy, as they offer exceptional opportunities for innovations in healthy eating for toddlers, and for differentiation from our competitors.

We introduced the fruit cups format less than three years ago, and through our Frutapura brand, we have rapidly attained leadership positions in 12 of 17 European markets, capturing a 30% overall share.

To stimulate further rapid growth, we increased our Sales and Marketing spend, extended our range with a further two new varieties and developed a new fruit pouch format to be launched in 2007. Fruits remain our fastest-growing category.



Sales Growth by Region[1]
%

Western Europe	+3%
Eastern Europe	+22%
Dumex	+20%
Rest of the World	+20%
Total	**+12.2%**

[1] Excluding exceptional items and on a comparable basis.

Market Review

We invest in countries where we already have the advantage of market leadership and strong brand recognition, and in new markets which show the greatest potential for high growth. By pursuing our strategy, we were rewarded almost everywhere by market growth and share gain, and an overall reinforcement of our position in every region.

Western Europe
In our large markets of the UK, Ireland, and Belgium we strengthened our status as the undisputed market leader in almost every category through the introduction of new packaging and product innovations. Our market shares in the Netherlands were impacted by the consumer response to price increases and by a voluntary Meals jars recall in 2005, but recovered in the latter half of 2006 to approach prior levels.

In France, where we do not have the advantage of market leadership, a reorganisation of the portfolio resulted in a disappointing performance. In Germany, we improved our share of Milks, and also boosted our Cereals share with the introduction of new Sleep and Liquid Cereals. Our Mellin business in Italy (acquired and integrated in 2005) showed value growth every quarter in an expanding market, and gained a leadership share in Milks.

Eastern Europe
We achieved double-digit growth in our high-potential markets of Poland, Russia and Turkey. We increased advertising and promotion expenditure and began to build our product portfolios beyond Milks and into the weaning foods categories. We have market leadership in Poland and Turkey, and hold second place in Russia.

Asia-Pacific
The success of our newly acquired Dumex brands continues, with a leading value share in infant formula being achieved or strengthened in China, Malaysia and Thailand, backed by first ranking in trade customer satisfaction.

In China, the team successfully registered and launched products offering immunity benefits in the Infant Formula and Follow On category. Registration and roll-out will proceed for Vietnam, Thailand and Malaysia in 2007.

Our operations in Indonesia encountered many challenges following an earthquake in May that damaged two manufacturing plants in Yogyakarta, but the resilience and commitment of our employees ensured that our plants were fully functional two months earlier than expected (please refer to the Our People chapter on page 29).

The rapid recovery enabled us to retain our market leadership position. Indonesia, where our market-leading standard SGM brand is complemented by the premium Nutrilon brand, continues to be a significant contributor to our high growth in Baby Food.

Rest of the World
In our emerging markets, following our strategy to invest in high potential markets with the greatest potential for growth, we continued to build up local infrastructures in Argentina, Brazil, and the Middle East with strong growth in all markets.

Baby Food

Priorities for 2007

Our focus is to use the strong foundations we have created in every region and category, to continue the strong growth of recent years. We will concentrate on accelerating our growth in Western Europe, where we have shown that innovation and high quality can expand the market. Many more of our European consumers will be able to choose between liquid and powder formats in Growing Up Milk.

In weaning foods, we will transform our entire portfolio of Meals, Cereals, and Fruits, Drinks and Desserts, with dozens of innovations and introductions, fulfilling our commitment to provide consumers with an ever broader range of convenient, attractive and nutritionally superior products.

Our immunity-strengthening milks will be made available in all our markets worldwide in premium Infant Formula and Follow On Milks, and also extended to our specialty Milks and our Growing Up Milk portfolio.


BoboVita
frutapura

The new 'fruit pouch' snack format. Frutapura is our fastest-growing brand, and now sold in 17 European countries.



Feeding for Life

Healthy, safe nutrition is the foundation of all our Baby Food products, whatever the category, and we understand the importance of addressing our consumers with simplicity and clarity when communicating these benefits.

In 2005, we began work on a new and more systematic labelling system for all our baby food products, but based on our consumer insights, we saw the need to go beyond labelling. Consequently, we have developed an information and awareness programme called Feeding for Life.

Feeding for Life is our commitment to help mothers give their babies and children the best possible nutritional start from 0 to 36 months, and to help set them up for a life of eating healthy, nutritious food. Products that carry the new Feeding for life symbol will show how we comply with own strict nutritional standards, and also open the door to communications and other services to consumers. Throughout, we will speak in a language that mothers and carers understand. In 2007, Feeding for Life will be rolled out in eight European countries.


FEEDING FOR LIFE
START HEALTHY
1/3 of key vitamins & minerals in each bowl
No added sugar or salt
Smooth & easy to swallow
Approved by babies & their mums



Food Safety and Product Integrity

In 2006, we made further improvements in assuring the high quality of our Baby Food products, on behalf of our vulnerable consumers, and focusing on nutritional compliance in infant milk formula. We paid special attention to maximising prevention measures against the *E sakazakii* bacterium in our powder manufacturing facilities.

The three Dumex Baby Food plants in Asia-Pacific were smoothly integrated into our Numico quality management system, and training was conducted to align staff with the Numico methods. Sampling results from our CLF laboratories in Germany showed that quality standards fully equalled those of our existing plants. The new plants were audited as part of our global programme to establish 'pharma-like' quality standards, and action plans were drawn up. In 2007, specification standards for raw materials will be also harmonised with the rest of the company.

We also extended our quality and product integrity compliance monitoring with regard to vendors and third parties. A rating system was developed to monitor the quality progress of our most important suppliers. Based on the results we will meet with suppliers to work on further increasing levels of quality and service.

Research and Innovation

Our infant milks team in Friedrichsdorf Germany filed 14 new patent applications in 2006, the outcome of our continuing efforts to the effect of advanced nutrition on optimal growth and development in infants and toddlers. Our current research focus is on clinically validating how the right nutrition can prevent respiratory tract infections, reduce the risk of allergy, and alleviate skin conditions such as atopic dermatitis. Many trials are under way to advance our knowledge in this 'progressive immunity' field. Our Research teams also provided scientific support to the roll-out of our immunity-strengthening recipes, and gathered clinical research data to further substantiate and to extend our claims for the health benefits they confer.

Our research capabilities were strengthened in 2006 by incorporation of the Dumex Science Institute, which has alliances with leading institutions in Asia-Pacific. We expect to gain many new insights into our consumers in the region, which will help us to develop products tailored for their needs.

Cost Optimisation

The major work of restructuring our European manufacturing base was completed in 2005, reaping € 40 million per annum cost savings, but we continue to look for more savings to provide fuel for investment in future growth. In 2006 we signed a letter of intent with Dairy Gold to outsource the powder milks production at our Macroom plant in Ireland. We will continue to review further opportunities for cost savings with our partners.

We realised more than € 15 million in 2006 through product re-engineering and rationalisation, and the re-negotiation of selected contracts with key direct and indirect suppliers. A major initiative to harmonise our portfolio reduced the number of recipes by 30% – a simplification that will substantially lower production costs in the future. Capital investments in equipment and quality upgrades in our supply points are also yielding considerable efficiencies.



Strengths in 2006

- New plastic bottle is now used by 9 out of 10 of our oral nutrition patients
- European market share in paediatrics has increased to 56%
- Flocare pumps sales for tube nutrition have tripled

Opportunities in 2007

- Expand into new European countries and other world markets
- Develop targeted nutrition for patients in key disease areas like paediatrics, oncology and diabetes
- Introduce new wave of product innovations in our consumer-led SHS unit

Clinical *Nutrition*

Market opportunity

People live longer lives than ever before, but for most this also means more time spent in hospital or in remedial care, with dramatic increases in numbers for chronic diseases such as Diabetes and Alzheimer's. Advanced Medical Nutrition has an established and proven role in giving vulnerable patients the strength to fight their condition. As governments, healthcare professionals and consumers become more aware of the clinical and cost-benefits of treating medical malnutrition, we expect substantial growth in demand for safe, high-value medical nutrition.

Our strategy

Our strategy is to raise awareness of the value of Advanced Medical Nutrition in the disease management and support of people across the healthcare spectrum; and to develop and market targeted high-value nutrition for every important patient category. Our unique consumer-focused approach and the breadth of our product portfolio give us a substantial edge over our competitors in every channel – hospitals, elderly homes, pharmacies and Homecare.

Strengthening the foundations in 2006

We reorganised our business in 2006 to be much more consumer-focused. Each of our new business categories is aligned to understanding both patients and the healthcare professionals who attend them, and is supported by dedicated Research and Development teams. Two categories, Oral and Tube nutrition, address the challenge of general medical nutrition which forms the bulk of our sales, and has significant untapped potential. Others will meet the fast-developing demand for targeted nutrition products that can play a role in the management of disease. These are Paediatric Nutrition, Oncology and Diabetes, and categories dedicated to innovation in new areas, such as Alzheimer's and HIV/Aids.

Two other high-growth categories are special products for food allergy, and for children and adults with inborn metabolic errors. We created a standalone unit for our SHS business to ensure dedicated focus for these highly specialised Special Needs categories. Fast and flexible, the SHS unit will also develop and market promising new concepts in response to consumer needs.

During the year, our core business was strengthened by the universal roll-out of the plastic bottle format for oral nutrition, and the new Flocare pump for tube nutrition. The year ended with a resurgence of business in our important German market, following setbacks experienced earlier in the year.

NUTRICIA

clinical

Clinical *Nutrition*

Oral Nutrition


NUTRI DRINK
NUTRICIA
Fortimel
NUTRICIA
FORTISIP
STRAWBERRY FLAVOUR
NUTRICIA

Our brands provide high-value, nutritional recipes in convenient formats and varied flavours to address the widespread problem of medical malnutrition.

Tube Nutrition


Nutrison
Nutrison pack
500ml
NUTRICIA
Multi Fibre
500ml
Mobile Pack Set

Nutrison delivers high-quality 'complete' nutrition by tube for patients who may be unable to eat or drink normally.

Targeted Nutrition

Infatrini and Nutrini are European leaders in paediatric nutrition for sick children and babies. Other brands in our targeted nutrition portfolio serve diabetes and oncology patients.


Infatrini
with LCPs
Promotes catch up growth in infants
Energy dense, nutritionally complete, ready to use feed for infants with faltering growth from birth to 12 months or 8 kg in weight
NUTRICIA
Diasip
Nutrini
500ml

Special Needs / SHS

Our special needs brands from SHS serve highly specialised patient groups, especially those with neo-natal or childhood cow's milk allergy, or with lifelong metabolic disorders.


Neocate
HYPOALLERGENIC

Introduction

Our sales growth in 2006 came from all categories of our business, strengthened by the many innovations in taste and health benefits, and formats that we have introduced in the last three years. In each product category, we continued to forge closer ties with our consumers and the healthcare professionals who advise them.

Oral Nutrition

Oral nutrition is our largest category, and our products address medical malnutrition in hospitals, care institutions and among the sick and elderly at home. Our twin strategy of introducing consumer-led innovations backed by investment in awareness of the medical benefits of our products was rewarded by significant sales increases.

Our growth and brand visibility has been supported by the switch to a more attractive and convenient bottle format. We designed this bottle specifically for the needs of frail customers, and a study of the benefits was presented at the 2006 ESPEN medical congress. Compared to the former cartons, the bottle is significantly preferred by patients with poor hand and arm function. 90% of our oral feeds are now sold in this format, which is available in over 25 countries worldwide, across our whole brand spectrum.

To build demand for our products, we work to encourage a wider public understanding of the existence and health threat of medical malnutrition. Malnutrition leaves patients vulnerable to infections, as well as to falls and bone fractures, and leaves them less able to manage or fight chronic conditions.

Two well-designed awareness campaigns in France and the UK proved the value of our consumer-centred marketing approach. The first targeted malnutrition in the home, where 450,000 French people over the age of 65 are estimated to be eating below safe levels. A midsummer campaign called Nutri'Action encouraged family doctors to screen their patients for signs of weight loss, and the effort was crowned by evening news coverage on the national TV channel TF1. The result was a marked growth in sales for our Fortimel and Forticreme brands.

In the UK, a related campaign emphasised the fact that patients tend to lose appetite when sick, even though their condition requires an increase in their protein intake. The difference, or 'protein gap', can lead to rapid weight and energy loss. This campaign helped our Fortisip brand to further sales increases, as well as prompting a broader growth in the overall medical nutrition market.

Many patients lack appetite to consume our products, and so miss the full medical and nutritional benefits. We therefore combine our nutritional development efforts with work to produce varied and satisfying tastes and textures in each product range. In 2006, we introduced a new line of Fortijuce flavours, with a taste palette selected and tested by patients themselves. We noted an acceleration in sales for this brand.

Difficulties with chewing and swallowing are another cause of inadequate nutrition. To help these people with swallowing problems, we have reintroduced our Nutilis brand with a unique and patented 'amylase resistant' recipe developed by our research teams. In this new formulation it keeps its thickness after coming into contract with saliva and therefore assists safer swallowing for the patient.



Nutri'Action
Dépistage de la dénutrition
Tu as perdu des forces
Tu as maigri
Tu ne manges plus comme avant
Le dépistage de la dénutrition est simple, il faut y penser
Parlez-en à votre médecin
Semaine de Dépistage du 19 au 24 juin 2006
www.nutriaction.net
NUTRICIA

Clinical *Nutrition*

Tube Nutrition

This category enjoys excellent and sustainable long-term growth prospects, driven by the twin factors of a rapid increase in the number of very old people confined to bed in long-term care, combined with a continued shift away from parenteral (or intravenous) nutrition (TPN) towards enteral tube feeding, on the grounds of cost, safety and effectiveness.

In 2006, we strengthened our position in nearly every market, except Germany, where changes in the level of state reimbursement impacted our business in the first six months of the year. Germany (our biggest tube-feed country) is now stable and returning to good growth and the potential for progress is strong. Even in this most mature of healthcare markets, approximately 50% of patients are still receiving the more expensive parenteral TPN option.

Our top brand Nutrison has a clear competitive advantage in this highly specialised field, because of its patented multi-fibre (MF6) formulation. Multi-fibre feeds are much closer to 'real food', and are therefore healthier and easier to digest. They are outgrowing standard tube feeds by more than 15%.

In 2006, we stepped up deliveries of our new Flocare Infinity pump, with the safer DEHP-free feeding sets, leading the industry in innovation and the search for higher standards of safety and care for patients who are unable to feed themselves. More than 30,000 new pumps are now installed for patients, with a substantial growth seen in the sale of feeding sets. In 2007, we will capitalise further on our competitive advantage.

Another business growth driver for tube nutrition will be Homecare. In markets like Germany, France and the UK, we have many years of expertise in delivery and service to patients in their homes. Homecare services respond to the trend towards earlier discharge of patients from hospitals, and they typically increase the overall demand for our products.

We have set up a dedicated team under the Nutricia at Home banner to accelerate development and expand into new markets. Nutricia at Home was introduced in Belgium last year, and will be rolled out to two other key markets in 2007.

Targeted Nutrition

In 2003, we undertook an ambitious five-year research and development programme to bring to market a new generation of Advanced Medical Nutrition products – each one targeted to support the management of a specific disease or medical field. The race to develop medical nutrition products is a competitive one, but we have made rapid progress in preparing an exceptionally promising innovation pipeline. In 2006 we re-evaluated the programme and the market opportunity, and took the decision to focus on five key growth areas.

Paediatrics
Our success in the paediatric category for sick children and babies is an excellent illustration of the promise of targeted nutrition. We already dominate this fast-growing category in Europe, with an average 56% share. We offer a unique set of products under the Infatrini and Nutrini brands, and we recently introduced a new wave of innovations in preparation for aggressive geographic expansion. Our Paediatrics category will lead the way in targeted nutrition and be a major focus in 2007.

Diabetes
Our Diasip and Diason brands are already well-known in this growing market, and following the success of our clinical trials we will bring to market a new generation of products to support better glycaemic control for people with diabetes. The innovation cycle will begin in 2008, with the progressive goal of helping patients further with formulations to assist in glucose control and lipid control.

Oncology
Managing the condition of cancer patients with severe weight loss remains one of the most challenging in medicine, because of the lack of appetite caused both by the disease and its clinical treatment. However, the role of nutrition in successful treatments is well-established, and more than 25% of our total clinical nutrition sales involve patients with cancer.

Our development efforts have focused on reducing volumes and enhancing palatability, especially with our high-value special supplement FortiCare. Several important innovations will be introduced in 2007 and 2008, and because this is another area where the value of advanced medical nutrition is not fully appreciated, we will adopt a more direct marketing approach to the oncologist specialists and the patients in their care.

Innovation
Research activities continue with regard to two key projects in the medium-term pipeline. Both our HIV and Alzheimer's Projects seek to develop forms of nutrition that slow down the effects of the disease. HIV is our most long-term innovation project, and after obtaining pre-clinical data that substantiates our concept, we are now running pilot studies with data expected in 2007. Four European patent applications supporting this project were published.

We are well on track with the development of a proprietary nutritional product for patients with Alzheimer's Disease. This is a highly promising project and it follows eight years of research studies into the role of nutrition in brain disease. We have successfully completed pre-clinical experimental research on the concept, and the outcomes have confirmed improved learning and memory ability in animal models. Before embarking on commercialisation we are running a multi-centre, multi-country clinical trial for patients with the early stage of Alzheimer's disease. The trial is expected to be completed by end of 2007, with publication of results in 2008.






PHLEXY-10
add-ins
PHLEXY-10
add-ins
PHLEXY-10
add-ins

Introduced in 2006, flavour-free Add-ins allow people with PKU to sprinkle their food with the special amino-acids they need.

Special Needs Nutrition – SHS

SHS concentrates on patients with special needs in areas such as neo-natal or childhood cow's milk allergy, or those with lifelong metabolic disorders. Metabolics is an especially complex field, dealing often with specific formulations and very small production volumes. Both our Allergy and Metabolics categories are growing strongly.

In the middle of 2006 we re-organised our SHS/Special Needs teams, and appointed a General Manager SHS to focus solely on this unique business and ensure a nimble, market-oriented approach to innovation and opportunity. The change means a more tight-knit organisation that can move quickly and stay very close to its customers.

Sales of the Neocate brand are growing rapidly, as the incidence and awareness of Cow's Milk Allergy and multiple food protein allergy expands. Neocate is highly valued by healthcare professionals, and we have an ambitious plan to build this brand further, with new formats and tastes to extend the age range to older children, and multiple new market introductions.

In Metabolics we have entered a phase of rapid innovation based on 'patient-friendly' concepts designed to enable people to normalise their special diets. The acceptability of Lophlex LQ, as the lowest volume drink on the market for people with PKU (Phenylketonuria), helps dietary compliance among these consumers. Another 2006 introduction, Add-Ins, uses the first completely flavourless metabolic formula, which allows people with PKU to simply add the special coated amino acids they need to their food.

Clinical *Nutrition*

Priorities for 2007

In addition to securing the fullest market advantage for the many innovations described above, we continue with our efforts to broaden awareness of the benefits of Advanced Medical Nutrition across the healthcare spectrum. We will give special focus to expanding in our growth markets – those with clear potential for sales growth in excess of 30% – and we will enter new markets.

We will also speed the pipeline for our focus areas in targeted nutrition, using our success in Paediatrics as a model for growth and market leadership. We also look forward to the conclusion of the clinical trials phase of the Alzheimer's Project.

As well as helping to gain penetration and traction in our new markets with its unique portfolio, our SHS will introduce a new wave of consumer-led innovations in Special Needs.


Nutilis

Our new Nutilis formulation delivers a patented, proven health benefit. Its thickening properties help patients with swallowing difficulties to overcome eating problems.

Sales Growth by Region[1]
%

Northern Europe	+6%
Southern Europe	+12%
Eastern Europe	+20%
Rest of the World	+22%
Total	**+10.9%**

[1] Excluding exceptional items and on a comparable basis.

Market Review

In **Northern Europe**, the **UK** and **Ireland** continue to deliver growth from an existing position of strength. In both markets we have captured market share, capitalising on the plastic bottle innovation, and driving market growth through a range of awareness initiatives in line with our specialisation in medical nutrition.

Last year we announced that changes in the reimbursement system in **Germany** had affected our business there. At the same time we stated that these changes presented fresh opportunities. With strong and effective leadership to refocus the entire organisation, the German business turned the corner and moved back into growth at the end of the year.

Southern Europe remains full of untapped opportunities, particularly in the three big countries of Spain, France and Italy. We intend to raise the existing growth rate in these countries through a series of initiatives and more aggressive marketing.

Our rapidly expanding **Eastern Europe** and **Emerging Markets** regions include countries with some of the world's largest and fastest-growing populations. In 2007, we will give several areas renewed focus by broadening our SHS portfolio including North America; Latin America, and especially Brazil; Asia-Pacific with continued investment in China; and the Middle East.

At the end of the year we agreed to divest our Coeliac foods unit to the Italian company and gluten-free specialist Dr. Schär, after determining that this business was no longer core to our strategy.



Food Safety and Product Integrity

We continue to pay considerable attention to maintaining the highest standards of product integrity, for the protection and reassurance of our vulnerable consumers. In 2005 the company began an ambitious programme to introduce 'pharma-like' manufacturing standards in all plants, beginning with the Liverpool powder production facility of our SHS unit. Improvements in high-care zones there will help to prevent microbiological contamination from the environment.

Finished product samples and raw materials from all Numico's plants and third-party suppliers are sent systematically to our CLF monitoring laboratory in Germany. In 2006, over 12,000 individual samples were tested (a total of 150,000 parameters), from both our Clinical Nutrition and Baby Food product lines. Progressive quality improvements were recorded in all areas, including microbiology, nutritional compliance, and the absence of contaminants.

Research and Innovation

Our expertise in advanced medical nutrition goes back 40 years, to the development in the 1960s of our first 'hospital' foods in Zoetermeer in the Netherlands, and the first products to manage metabolic disorders in Liverpool in the UK. Our key clinical research teams are still in Liverpool, and in the Netherlands where we have a dedicated R&D facility in Wageningen's 'Food Valley'.

Our focus areas are to build strong scientific evidence (pre-clinical and clinical) for our innovations in advanced medical nutrition, and to take a more systematic approach to the design and execution of our clinical trials.

In 2006 we strengthened our scientific resource and reputation in new areas such as neuroscience/Alzheimer's and HIV, and filed 11 new patent applications. We also initiated many new trials to provide evidence in key disease areas, including all five of our targeted nutrition areas (paediatrics, diabetes, oncology, Alzheimer's and HIV), and to provide the scientific rationale for other ingredients at a pre-clinical level.

Capital Investments

To meet the expected future growth in demand for our products, we undertook substantial investments in 2006 to increase capacity at our two principal Clinical Nutrition supply points.

At Zoetermeer in the Netherlands we undertook a € 40 million investment programme to enhance and streamline our filling and packing capabilities, and started up high-speed production lines for the new plastic bottle.

We also commissioned a € 10 million upgrade in our Liverpool protein-free production facility, to support the high growth of our Special Needs/ SHS business. Production capacity will quadruple, with corresponding efficiencies. When completed in July 2007, the expanded facility will be one of the most technologically advanced of its kind in the world.

Our *People*

Strengths in 2006

> Reinforcement of our open culture
> Focus on tracking and growing our talent
> Rapid integration of the Dumex organisation

Opportunities in 2007

> Drive for organisational simplicity
> Strengthen career development
> Enhance our unique work environment



Introduction

In 2006, we brought the first phase of Numico's turnaround to its conclusion, and began to strengthen the organisation from within. The inflow of fresh talent and their integration with the senior staff already in place has resulted in a strong and aligned management team, operating consistently across our offices and plants, from China to Argentina, and from New Zealand to France.

A new culture has been established among all our employees that clearly reflects the set of Core Values launched three years ago – care, agility, commitment and integrity. Our goals are ambitious and our pace has quickened, but we know that people enjoy working with Numico. This became clear in a survey that we ran during the year for all office staff and management.

Our organisational structure has developed to a state that now allows for rapid innovation and fast decisions. The basics regarding performance assessment and talent development have been put in place, globally.

To accommodate the growth of the company and to expand our capabilities, the total number of senior managers increased to 200. The Dumex acquisition in January 2006 brought in an outstanding leadership of 25 new senior managers, and an agile entrepreneurial style that reminded us of how we should continue our growth by always behaving 'small'.

A strong culture

Room to manoeuvre, with limited coordination by the central groups, make Numico a unique proposition for ambitious people. Our recent track record of continued growth has started to become a factor for successful individuals looking for a next step in their careers. Numico's culture is non-political, thrives on personal connections and team work, and motivates personal impact.



We hold a Global Induction Programme every quarter, enabling newly recruited managers to meet personally with our most senior people, and learn first-hand about the company's values, strategy and goals. A highlight of the programme is a visit to Numico's flagship R&D facility at Wageningen.





Numico's environment is fast-paced, and we are impatient in our search for innovation and ways to better serve the needs of our consumers. At the same time there is no compromise in the care we give to the service of young mothers, carers and patients, or in the attention we give to the quality and food safety of our products.

The company's senior management group now includes individuals of 30 nationalities, but around the world, our organisational culture has started to become consistent. This has greatly enhanced our business effectiveness. We welcomed the Dumex acquisition and integration as an opportunity to expand the cultural diversity of Numico's workforce at every level, and so deepen our global consumer understanding.

Next to Western and Eastern Europe where we do business in nearly every country, we now have a very strong presence in Asia-Pacific, with China, Malaysia, Thailand and Vietnam joining our existing markets in Indonesia and Australasia.

The rapid absorption of the Dumex organisation into the Numico group has enriched the quality of the whole company. The 'small company' mentality and speed of Dumex has reminded all of us of the competitive advantage we have – of being nimble and quick. We are proud to have been joined by a group of employees showing such enormous commitment and drive to serve our consumers and to grow our business.

For us, an open culture means especially that we value a diverse environment where men and women have good opportunities to grow their careers. In December it was confirmed that Numico is one out of two companies in the Netherlands where women can most easily progress into management roles (source: Volkskrant). In 2006, 48% of employees in our worldwide operations were women, and 40% of our management roles were occupied by women. Women also occupied 23% of our 200 senior manager roles and 13% of our top 40 executive roles – the last being a significant increase over the previous year. Focus group discussions took place with a representative group of senior women to better understand their ambitions and motivation, as well as their concerns about development and progression within Numico.

By year-end, almost all employees had signed Numico's enhanced Code of Conduct. The new Code, introduced in late 2005, serves as an important means to communicate and share our long-term Core Values. Care, agility, commitment and integrity together define Numico's identity and the reputation of our products, and remind us never to compromise on quality. The Code provides a clear set of principles and ethical boundaries for us and for our business partners.

Talent

In the past three years our focus has rapidly shifted from hiring external candidates to finding in-house talent to strengthen the organisation in management roles. In 2006, 29 people were promoted into or within the top 200 group of managers.

Each of our divisions has now established a systematic practice of talent review across the business, to keep track of the skills and potential available as well as to spot competency gaps that we need to fill. This not only gives us insight in the strength of our succession candidates, but also created an attitude with our management to focus on the growth of our talent.

People with especially strong potential are monitored by the executive management in each division. One noteworthy aspect of our approach to talent is a readiness to offer significant role improvements to employees who demonstrate excellent performance and indicate strong potential. This has become a cornerstone of the company's career development approach.

Career development

The Performance and Development Review process which was introduced for senior management three years ago has now been rolled out to all commercial and support roles across the globe. The process includes 2,000 managers, and has started to establish a specific approach towards assessing talent, providing ongoing feedback on performance and enabling personal development. In 2006, our Core Values were newly introduced into the review framework, alongside the rating of individual business performance.

The Dumex acquisition also broadened the career prospects of our employees. With our much stronger presence in Asia has come further opportunity for mobility and entrepreneurship. Several senior players from the former Dumex countries moved into Numico countries and the other way around. With these exchanges we also strengthened mutual learning and management experience of our businesses.

Dumex brought a tradition of strong development focus for its employees. Several high-quality training and development programmes were in place to strengthen the commercial skills of people as well as their leadership capabilities. Key components of the Dumex approach are being taken over into our global development philosophy.

Our People

Employee alignment at Numico


Quality of
the company
Culture of
the organisation
Image of
the organisation
Quality of
your boss
Personal
empowerment
Personal
development
Benefits
and rewards
0
10
20
30
40
50
60
70
Numico worldwide management (n=1296)
Benchmark of peers 2006 (n=5995)

Our regular survey of employee alignment, conducted by an independent organisation, tracks internal perceptions of the company against seven parameters, and measures these against an average benchmark of peer companies.

Source: MeyerMonitor

Work environment
Our ability to assess the quality of our work environment has been greatly enhanced by Numico's decision three years ago to focus on its performance in Sustainability and to report annually on our performance and progress in certain priority areas. We are very aware that the social responsibility of the company extends to our own employees, and we now track employee trends and data systematically across our exceptionally diverse and far-flung workforce of nearly 13,000 people.

As a result of what we have learned from data gathered through our HR management network, we have chosen to focus our progress on two areas of importance that affect the working lives of all our people – Workplace Safety and Employee Alignment.

Workplace safety
Health and safety is a prime concern of both management and our employees. We are committed to making further reductions to our accident and injury levels worldwide, not only in our manufacturing supply points, but also in our sales and distribution networks, where road accidents are a continuing issue. For details on our timetables and targets for improvement, please refer to pages 30-33 on Corporate Responsibility, in the next chapter of this Report.

Employee alignment
For several years we have run a global management survey, to gauge our progress in engaging and aligning our teams behind the corporate strategy. This year, and for the first time, we surveyed a substantial cross-section of all our employees, more than one in three of our workforce. As surveys of this kind are an excellent way to track levels of alignment of our people, we have decided to conduct similar large-scale exercises in future, on a two-year cycle. The outcome of our survey reconfirmed a number of things.

> The survey results show a high level of alignment across the organisation.

> Numico outperforms the survey's benchmark on several key capabilities in how we are perceived by our employees. We are seen as a dynamic industry player, our way of working is result and output-driven and people appreciate the strength of our reputation as an employer.

> Our employees would also like to see further investment in people development, as well as a more watchful approach to work-life balance, and a further improvement in the effectiveness of internal communications.

Following the survey, we held focus group discussions with employees to better understand the issues being surfaced. In the areas of concern, we have already committed to improve our performance. For details on our timetables and targets for improvement, please refer to pages 30-33 on Corporate Responsibility, in the next chapter of this Report.

Priorities for 2007
We have set ourselves the following objectives to strengthen our organisation in the coming year.

> Drive for organisational simplicity
In managing the growth of the company, we will keep alive the 'small company' mentality that has served us so well. While we will not compromise to the quality and foods safety of our products, we will keep bureaucracy to a minimum and ensure that our processes support, rather than constrain, our drive for innovation and growth.

> Strengthen our career development
We are aiming to become an employer of choice in all countries we operate in. In 2007, several initiatives will be taken to establish a systematic development philosophy for Numico. Executive management will be trained in becoming great coaches, and other global initiatives will be undertaken to enhance core competencies.

Our existing programmes on performance assessment, talent review and succession planning will be further intensified to establish where gaps exist, and to maintain the current high levels of retention of our management population.

> Enhance our unique work environment
Our concern is to maintain an open environment where people have an opportunity to balance their work and their life, to understand the context and the worth of the work they do, and to be rewarded according to their efforts. Above all, we will continue our efforts to give our employees the space to develop and use their talents to the maximum.



Recovery from the Yogyakarta earthquake 2006

1. June: Jan Bennink, CEO, visits the devastated area with Sari Husada management.
2. July: Homeless employees and their families are housed in tents.
3. August: Ambitious housing reconstruction scheme agreed.
4. November: More than 500 houses rebuilt and ready for occupation.




NUMICO

A special thank you to Sari Husada colleagues

On 27 May 2006, a severe earthquake of 6.3 on the Richter scale hit the area of Yogyakarta and Klaten in Indonesia. The quake and its aftershocks badly damaged two factories, and destroyed or severely damaged nearly 1,000 houses of our employees at Sari Husada. A large-scale initiative was rapidly undertaken to support the employees concerned. The initiative included a donation from employees across the company globally, with a substantial financial injection by the company.

Without question, the most impressive contribution to the recovery came from the management of the Sari Husada organisation and the employees themselves. Within hours of the earthquake, efforts were already under way to provide our own products and other support to the worst-affected sections of the community. In the weeks that followed, the employees worked tirelessly to repair their factory and to resume deliveries to our consumers. Living with their families in tents and makeshift lean-tos, or dressed in borrowed work clothes, they kept going until the job was done.

Next came the task of rebuilding their own lives. A special team was set up under the aegis of the Numico Rebuilding Fund to assist the reconstruction and repair of the houses of employees. After careful assessment of the needs and requirements, more than 500 houses were designed, built, outfitted and delivered between August and November, with 300 others extensively repaired.

For their efforts on behalf of the company and the local community, a special thank you is due to all our Sari Husada colleagues, as well as to our many other employees that supported this magnificent recovery and rebuilding effort.



Corporate Responsibility

Strengths in 2006

> Second Sustainability Report published, and our first with external assurance
> Suppliers Code of Conduct signed by 90% of Numico global suppliers for key ingredients
> Supporting**Lives** launched as a global giving programme, with charity partner SOS Children's Villages

Opportunities in 2007

> Announce detailed programmes and improvement targets for six priority Sustainability areas
> Develop regular contacts and dialogue with key stakeholders
> Extend Supporting**Lives** programme to every major Numico unit

Our Six Priorities

Product quality and food safety
To protect our vulnerable consumers, we are committed to raise further the quality of raw ingredients and manufacturing standards in our factories. Our target for 2009 is to diminish the number of complaints from our consumers by 15%, with programmes to improve the quality and availability of our products, and through a more rapid and effective response system.

Supply chain management
We want to extend our high standards of responsible and ethical behaviour to all partners. Our target for 2009 is to apply the Numico Code of Conduct for Suppliers to 90% of all suppliers worldwide in all key categories. We also aim to extend the scope of our audit of sustainability practices in our supply chain.

Employee alignment
We aim to strengthen employee alignment with the company's goals, through programmes relating to open communication, career development and performance-based rewards. Our target for 2009 is to improve independently assessed scores of employee alignment by 5 points.

Workplace safety
We have started a new programme to develop a more rigorous management approach to the safety of our employees. Our target for 2009 is to reduce by 25% the frequency and severity of accidents and injuries in our workplaces.

Environment
We have a programme in place to raise the environmental standards of all our plants and to phase out inefficient energy use and machinery. Our target for 2009 is to progressively reduce the environmental impact of our manufacturing operations, through improvements in energy efficiency of 10%.

Charitable giving
In 2006 we launched a new global employee giving programme, Supporting**Lives**. Our target for 2009 is to engage 100% of our country units in raising funds for orphans and vulnerable children through the programme, with a fundraising goal of € 1 million.


NUMICO
NUMICO
SUSTAINABILITY REPORT

We published our second annual Sustainability Report in August 2006. The Report was one of five short-listed for the AAC Award underwritten by the Netherlands Ministry for Economic Affairs. In its Transparency Benchmark 2006, the Ministry placed Numico in the top 10 companies, and the fastest climber on its transparency ladder.

In 2006, we strengthened our Corporate Social Responsibility reporting structure, aligned social and environmental reporting with the company's financial reporting system, and published our second Sustainability Report. This was our first Report with independent assurance, and to make it more relevant to our stakeholders we released it in early August, more than three months earlier than our previous Report.

We also strengthened our CSR management structure, putting in place a steering committee chaired by our President Operations, and assigning clear responsibilities and performance targets in each of the six priority programmes earmarked for progress in the immediate and medium term.

In May 2006, we held our first formal 'open forum' meeting for our stakeholders in Sustainability. Following the meeting, we incorporated many suggestions and recommendations into our second Sustainability Report – in particular the request that we establish precise performance measures on our priorities, and set clear improvement targets.

A highlight of the year was the launch of our Supporting**Lives** programme. This programme will raise funds to help improve the lives of orphans and vulnerable children in the care of the charity SOS Children's Villages, across the world.

During 2006, we made progress in each priority Sustainability area, as outlined below. Because we understand its relevance to our shareholders and other stakeholders, our 2006 core performance data in Sustainability is being published on the company website at the end of March, in parallel with the publication of this Report. This data, like some of the 2006 data provided below, has not yet been assured by an external party.

We will hold a meeting in May to discuss progress with our stakeholders, and in July we will publish our next Report, adopting the new G3 guidelines of the Global Reporting Initiative. The Report will include details of our priority programmes in Sustainability, and the one-year and three-year targets that we have set for improvement.

We will seek external assurance relating to the key 2006 performance data in the published Report.

Product quality and food safety
Food safety is our first concern, because of the nature of our business and our exceptionally vulnerable consumers – babies or the sick and elderly. To build on our excellent record in food safety, we have begun a programme to progressively raise the quality of our manufacturing facilities to a standard more akin to the pharmaceutical industry. In 2007 alone we plan to make € 50 million of investments.

We are also continuing our efforts to audit our agricultural suppliers and to test our raw ingredients to ensure the highest standards of product integrity.

We do not hesitate to recall products if an integrity issue is detected, and we monitor and publish our product recalls. We measure the success of our food safety programme by the reductions achieved in the number of consumer complaints, which we monitor and track closely.

In 2006, we extended the scope of our Integrated Consumer Complaint system across Western and Eastern Europe, to 21 of our 27 markets in these two regions. All our manufacturing supply points are already in the system, which now covers 66% of our global customer base in both Baby Food and Clinical Nutrition. A further 13% is covered by a similar system in our newly acquired businesses in Asia-Pacific, and in 2007 we will integrate them.

Central monitoring of complaints has allowed us to develop focused action plans throughout the supply chain for rapid response to one-time issues, and for structural improvements to resolve recurring issues. Four cross-functional teams have been set up to reduce the frequency of defects that prompt the most common types of complaints.

The recorded monthly average of customer complaints in 2006 was down by 4.7% over the previous year. We have set a target for further reduction of 15% by 2009.

Supply chain management
Our stakeholders expect our business partners to accept the same high ethical and environmental standards that we set for ourselves as a company, and for all our employees. When we published an enhanced Code of Conduct in 2005, we also introduced a new Code of Conduct for Suppliers.

In our new Supply Chain management programme, we set an objective in 2006 to sign up 90% of our key partners with global contracts in ingredients, packaging and third-party finished goods, seeking their formal agreement to adopt and maintain the high environmental and ethical standards set by the Code. By the end of the year we achieved this target.

Corporate Responsibility

The second stage of the programme will be to develop a system to audit our partners for compliance with the Code of Conduct. Following the completion of a feasibility study, we will begin in 2007 to build on our extensive system of third-party food safety audits. We plan to progressively encompass environmental stewardship, occupational safety, and human rights in our audits, using the Code of Conduct as a benchmark standard.

We will continue our drive to sign up more partners to our Code of Conduct. We have set a target for 2009 to include 90% of suppliers worldwide in all key categories.

Employee alignment
In 2006, our first broad engagement survey of employees worldwide confirmed high levels of alignment compared to a benchmark of peers (please refer to page 28 in the People chapter of this Report). We will continue to conduct regular surveys to track and measure our overall levels of employee alignment.

During the year we began a formal programme to further develop levels of employee alignment, and to raise all our local units towards a common high standard. In 2007, a performance scorecard will be introduced in this area, to address and improve matters of continued concern for our employees. We will give particular attention to the reinforcement of our open culture; training and development; and the linking of rewards and compensation to performance expectations.

We have set three targets for 2009 – to improve communications by holding quarterly business update meetings in 100% of our local units; to increase to 70% the proportion of internal management appointments versus external recruits; and to ensure that 80% of units have competitive positioning data for their managers.

Workplace safety
The occupational safety and health of our workers is an important issue for us, and we are determined to reduce the frequency of accidents, whether in our factories, distribution centres and offices, or among our salesmen and women on the roads.

A global safety manager has been appointed, with a remit to assess gaps, clarify lines of responsibility and develop a new management approach to workplace safety. A new programme will conduct annual safety audits at all our manufacturing sites, and six sites annually will be chosen for upgrades in both processes and safety training. We will also increase road safety training, to address the issue of transportation accidents in our sales units.

To track our safety performance, we measure both the frequency and the severity of lost time injuries (LTIs) in our workforce. In 2006, the frequency of accidents was 1.49 and the severity rate was 31 days lost (per 200,000 hours worked), largely unchanged from 2005. We have set a target for a 25% reduction in both rates by 2009.

Environment
We are committed to make more efficient use of the energy we use and to explore greener energy options, with the goal of progressively reducing the environmental impact of our operations. Due to the nature of our industry our energy impact is already relatively modest.

In 2006, our efficiency as measured by our direct and indirect CO_2 footprint (tonnes of CO_2 emissions per tonne of production) was 0.47, a very substantial improvement over 2005. Our target for 2009 is to improve energy efficiency by 10%.

Charitable giving
In August 2006, Numico formally launched the Supporting**Lives** programme, a long term fundraising and community outreach campaign to support the most vulnerable – orphans and children in need. The campaign will build on local work already being done in markets like Turkey and Indonesia, and manage the disbursement of the € 1 million in funds we raised in 2004 following the tsunami disaster in South East Asia.

In October 2006, Numico entered into a formal partnership with SOS Children's Villages – an international non-governmental organisation working to provide permanent, stable homes for orphaned and abandoned children in a family-like structure.

Like Numico, SOS Children's Villages seeks to help the vulnerable and the very young, and it is present in 37 countries where we have business operations, making it an ideal global partner for the Supporting**Lives** programme. The partnership will allow Numico to keep its own programme overheads to a minimum, and to know that its funds are being distributed through a responsible and highly experienced children's welfare agency.

During 2006, Supporting**Lives** sponsorship enabled the building of three SOS orphanage housing units and a nursery school in the Indonesian city of Medan. In 2007, work will begin on a new hospital in the province of Aceh.

The 2009 global targets for Supporting**Lives** are to have engaged 100% of Numico country units, with local programmes and activities, and agreements in place with SOS Children's Villages. Our three-year (2009) fundraising target is € 1 million.





The first project of Supporting**Lives**, in Indonesia, is to build three new housing units for 15 children each in the SOS Children's Village in Medan, and a nearby community kindergarten for 100 children. The houses and kindergarten will be ready for occupancy in early 2007.

Children live in the care of house 'mothers'. SOS Children's Villages has recruited 15 candidate mothers, who have undergone a three-month initial training at the SOS National Training Centre in Lembang.

Children have been selected for the new houses and family strengthening is under way, with the mothers and children already living together in rented housing. The orphans are originally from North Sumatra and Nias.

SupportingLives
NUMICO

Launched in 2006, the Supporting**Lives** programme brings together the whole family of Numico's businesses around the world, in one shared effort of community giving.

The global charity partnership with SOS Children's Villages allows the programme to minimise overheads and ensure that funds raised are spent in the most useful and effective way.

Working together with our charity partner SOS Children's Villages, we can ensure that more children grow up in a safe and caring environment.

www.supportinglives.org





Corporate *Governance*

In recent years, Numico has consistently been recognised as one of the leaders in good corporate governance. The Executive Board is committed to continue to build on this track record and to stand accountable for it.

Numico recognises the importance of good corporate governance for the success of its business and in meeting its commitments to all stakeholders. We are committed to being as open and transparent as possible with respect to our internal financial reporting, our control systems and our decision-making processes. We believe that by taking this approach, we are both respecting the guidelines laid down in the Dutch Corporate Governance Code ('the Code'), and ensuring that our stakeholders benefit from a clearer understanding of how our business is managed. We feel that this open approach is in the best interests of our investors, consumers, employees and partners and that they will be assured that our business is run professionally, ethically and with consistent regard for best practice in corporate governance.

In recent years Numico has consistently been recognised as one of the leaders in good corporate governance. The Executive Board is committed to continue to build on this track record and to continue to stand accountable for it, in accordance with the guidelines laid down by the Code.

Our application of the Code was discussed in the General Meeting of Shareholders in 2004 and again in 2005 and 2006. In these meetings the shareholders approved Numico's application of the Code, including the limited number of best practice provisions that are not applied by Numico. Any substantial change in the corporate governance structure of the company, and in the compliance of the company with the Code, will be submitted to the Annual General Meeting of Shareholders for discussion under a separate agenda item.

Numico applies all principles and best practice provisions of the Code with the exception of the following best practice provisions that were not applied by the company in 2006:

II.2.3 best practice provision provides that any shares granted to the members of the Executive Board without financial consideration shall be retained for a period of five years or until at least the end of the employment. The performance shares granted to the Executive Board members are subject to a three-year vesting period, only vesting when certain quantifiable and challenging targets are achieved that are specified beforehand. Moreover, the Executive Board members are subject to a shareholding obligation as provided for in the remuneration policy.

II.2.7 best practice provision provides that the maximum remuneration in the event of dismissal is one year's salary (the fixed component). The company applies this best practice provision for new members of the Executive Board. The company, however, has agreed to limit the remuneration of the members of the Executive Board first appointed prior to the Code taking effect, to a maximum of two years' base salary.

III.2.1 best practice provision provides that all Supervisory Board members, with the exception of not more than one person, shall be independent within the meaning of the best practice provision III.2.2. In 2006 Emiel Van Veen and Steven Schuit were both members of the Supervisory Board that did not satisfy the independency test provided by provision III.2.2. As Emiel Van Veen resigned at the time of the General Meeting of Shareholders on 3 May 2006, Steven Schuit is currently the only member of the Supervisory Board that does not meet the independency test. Consequently, Numico currently applies this best practice provision.

III.3.5 best practice provision provides that a person may be appointed to the Supervisory Board for a maximum of three 4-year terms. The Chairman of the Supervisory Board, Rob Zwartendijk, was appointed for a fourth 4-year term in the General Meeting of Shareholders in 2006. The General Meeting of Shareholders approved the reappointment and the deviation from this best practice provision of the Code. The decision was in consideration of the fact that Mr. Zwartendijk was responsible as Chairman for the re-composition of the Supervisory Board and for the appointment of a completely new senior management team. Under his Chairmanship, Numico has become one of the most successful, double-digit high-growth companies. Mr. Zwartendijk has been instrumental for this turnaround and for creating an effective and appropriate balance between the responsibilities of the Supervisory Board and the Executive Board. The company has the potential to create further shareholder value in the years to come, and it was the Supervisory Board's belief, accepted by our shareholders, that Mr. Zwartendijk is best suited to chair the Board during this period. Numico will not apply this best practice provision in 2007.

Material future corporate developments might justify further deviations from the Code at the moment of occurrence. In a separate document, Numico's Corporate Governance, available on our website www.numico.com, we offer a comprehensive overview of our application of each of the principles and best practice provisions of the Code. This overview also contains a quick reference list.

The following are the principal features of Numico's corporate governance.

Royal Numico N.V. is a public company under Dutch law and it is governed by three corporate bodies: the General Meeting of Shareholders, the Executive Board and the Supervisory Board.

A General Meeting of Shareholders is held at least once a year to discuss and decide on matters such as the adoption of the annual accounts, the approval of dividends and any appointments to the Executive and Supervisory Boards. Meetings are convened by public notice.

Extraordinary General Meetings of Shareholders may be convened by the Supervisory Board or the Executive Board whenever they are deemed necessary. In accordance with the Articles of Association, requests will generally be honoured to add topics to the agenda of a General Meeting of Shareholders when supported by shareholders representing at least 1.0 % of the issued capital or holding at least € 50 million in Numico shares. Every shareholder is entitled to attend the General Meeting of Shareholders and to speak and vote in the meeting, either in person or by proxy granted in writing. The participating shareholder must comply with the applicable statutory requirements pertaining to the provision of evidence of shareholder's status and notification of intention to attend the meeting. When convening the General Meeting of Shareholders, the Executive Board can set a record date for determining the entitlement of shareholders to attend and vote at the General Meeting of Shareholders. At the General Meeting of Shareholders, an absolute majority of the valid votes adopts all resolutions unless a greater majority is required by law or by the Articles of Association.

The Executive Board is charged with the management of the company. Each Board member has an allocation of duties relating to his or her specific areas of interest. The number of Executive Board members and their terms of employment are determined by the Supervisory Board on the basis of the remuneration policy approved by the shareholders. The members of the Executive Board are appointed by the General Meeting of Shareholders upon nomination by the Supervisory Board. Resolutions to appoint a member of the Executive Board other than upon nomination of the Supervisory Board require an absolute majority of the votes cast, representing more than one-third of the issued share capital. The Articles of Association require the Executive Board to obtain the prior approval of the Supervisory Board for a number of resolutions. Additionally, the Supervisory Board may subject other resolutions of the Executive Board to its prior approval.

The supervision of the Executive Board and of the company's business and general course of affairs is entrusted to the Supervisory Board, acting as a body with collective responsibility and accountability. The Supervisory Board also assists the Executive Board by giving advice. In performing their duties, the Supervisory Board members shall act in accordance with the interests of the company and its business. The members of the Supervisory Board are appointed by the General Meeting of Shareholders upon nomination by the Supervisory Board. Resolutions to appoint a member of the Supervisory Board other than upon nomination of the Supervisory Board require an absolute majority of the votes cast, representing more than one-third of the issued share capital. The Supervisory Board currently consists of seven non-executive members. Specific issues are prepared and dealt with in committees by the Supervisory Board members. Currently, there are four committees – the audit committee, the governance committee, the remuneration committee and the nomination committee. With the goal of attaining a balanced composition of the Supervisory Board, a profile has been drawn up that outlines the required qualifications of its members. The remuneration of the members of the Supervisory Board is fixed by the General Meeting of Shareholders.

In the event of an unsolicited bid, it is the company's objective to achieve the highest price for all shareholders. We have a measure in place to issue cumulative preference shares in the event of an unsolicited bid, or where other forms of unsolicited control are sought over the company and its businesses; and in such a case to create a bidding environment in which competing offers or other strategic alternatives can be considered and explored. The Shareholders' meeting has the right to abolish this measure in a meeting to be held within six months after any issue of preference shares.

Corporate Risk *and Risk Management*

During 2006, we extended our formal risk management system to our local entities covering 20 countries, and designed a new reporting structure to better monitor and control these local entity risks.

Risk Management

Numico gives significant attention to developing and maintaining the company's risk management and control systems. We aim to ensure the timely identification and effective management of all significant risks inherent to our operational and financial objectives, so that we can continue to create sustainable shareholder value. Numico's Executive Board bears final responsibility for the design, implementation and operation of our internal risk management and control systems.

Our approach to risk management is aligned with the Enterprise Risk Management framework of the Committee of Sponsoring Organisations of the Treadway Commission (COSO – ERM) which aims to reach a reasonable level of assurance. To achieve adequate and effective risk management, we have implemented a continuous process within the company. This process requires frequent contacts and interaction between both corporate and local management. We have also employed in-house specialists in each of the various risk areas.

We have designed our risk management process to function at a global and a local entity level. Global risks are those risks that affect Numico's strategic objectives and these risks are managed mainly from central headquarters functions, which then direct local operational entities to embed agreed control procedures and measurements. Local entity risks are monitored primarily at a country level, and reported to headquarters. During 2006, we were able to extend our formal risk management system methodology to our principal local entities, covering in its first stage 20 countries and 80% of our sales value.

We designed a new reporting structure to monitor and control risks at these local entities. They duly reported their top risk areas, and laid out individual action plans to respond to them. These risk reports have been discussed with the Chief Financial Officer and divisional Vice-Presidents, and presented to the audit committee of the Supervisory Board. Both the risk assessments and the local action plans will be followed up by our corporate internal control department in cooperation with our divisional controllers. In 2007, we will continue to better embed our risk management processes across the company to enhance ownership of issues and prioritise actions to mitigate these risks.

The integration of Dumex within our Numico organisation was a top priority during 2006, and has successfully been completed. The Dumex entities are aligned with centralised corporate functions and have implemented our main reporting systems and procedures.

Our financial reporting systems and processes are custom-made to our business requirements and to support our daily reviews of the business. Our corporate accounting policies and procedures are properly maintained and made available to all our staff through the corporate intranet and are communicated frequently to our finance community. Financial reporting and closing requirements are formalised and corporate review is performed on the financial reports by local entities monthly.

Our external financial audit engagement ensures that all main entities are audited by the External Auditor either for statutory and/or group purposes. Internal audit teams complement the scope of the External Auditor, following an agreed scheme.

Internal audit comprises reviews of our operations and of our financial reporting processes, and also supports the risk assessments conducted by local management teams. The internal audit team and the various specialists (legal, tax, IT, and treasury) maintain close working relationships with each other and perform integrated audits where appropriate. The teams regularly visit and meet with local management to understand their specific business issues with the objective of reviewing every entity at least once every two years. Audit results are reported to the Chief Financial Officer and discussed in summary with the audit committee.

Our divisions control the performance of their business through a stringent budgeting process, a developed set of critical performance indicators, bi-weekly corporate divisional reviews of the actual results and frequent visits to local entities. Every year, local operations management present their Annual Operating Plan to the divisional executive committee, which reviews their strategy setting, risks and planned activities and budgets for the coming year. Divisional executive committees meet at least monthly and cover strategy and related risks, the actual performance versus budget and other significant matters. The Executive Board meets twice a month and reviews the divisional businesses. Executive Board members also make regular visits to our main local business operations.

The company also has a Whistleblower Policy and reporting system in place, to enable our employees to signal potential integrity issues or violations of our Code of Conduct. All cases reported in 2006 were followed up and where appropriate corrective measures were taken.

Insurance is also an integral part of our risk management approach. Some risks which cannot be further mitigated by internal improvements or are not within our control may still have a substantial impact on the company. We seek to provide protection in the insurance market, to bring these risks to more acceptable levels. We have a risk engineering programme in place with our insurance company. The coverage of these insurances is regularly monitored and benchmarked against market trends and our peers.

Key Risk Areas

The key risk areas inherent to our business globally are summarised below. There may be other significant risks the company has not yet identified or have been assessed as not having a significant potential impact on the business, but which in a later stage could materialise as such.

Product Quality and Food Safety
Product Quality and Food Safety plays a critical role in the company's ability to serve our consumers, who are among the most vulnerable people in society. Besides the human factor, imperfect or non-performing products may also be the cause of customer complaints, warranty claims, returns, product liability claims and litigation, with a consequent loss of revenues, market share and business reputation.

To reduce our exposure to Product Quality and Food Safety risks we have defined and implemented stringent policies and procedures at all our supply points. Compliance of our supply points to these policies is audited every year. Worldwide compliance monitoring of finished products and raw materials with our internal standards is performed at the company's own testing facility in Friedrichsdorf, as well as in third-party laboratories.

A central consumer complaint registration system is in place covering most of our main countries and in 2007 the Dumex complaint system will be integrated with our central system. When breakdowns in quality or product integrity are identified, we manage them via our issue and crisis management system. We have a tried-and-tested approach based upon three key principles: openness, honesty and timeliness. Our crisis managers worldwide receive extra training once a year. The effectiveness of our system is monitored continuously by a committee of representatives of the divisions, reporting to the Executive Board.

Limited number of production facilities
Concentration of production at a limited number of facilities may mean that we cannot deliver our products to customers in the event of a long-lasting production interruption at a supply point. The risk also applies to events at third-party suppliers who produce finished products for us. Stoppages may be caused by acts of sabotage or terror, or labour disputes, or natural catastrophes. Such an event occurred in May last year when an earthquake damaged two of the Sari Husada plants in Indonesia.

In 2006, we reassessed these risks and will use the results to give further guidance on the development of fallback scenarios within our manufacturing base and or with third-party manufacturers. We also continued to upgrade fabric and asset protection measures in our key plants and will continue this in the coming years with high priority in order to reduce the likelihood or impact of a damaging event.

Limited sources of supply
Following a prolonged supply shortage of a key raw or packaging material, we may be prevented from producing a significant volume of a product. Our exposure to this risk is relatively limited, because many suppliers exist for the vast majority of ingredients and packaging materials that we source. However, our drive for innovation continuously results in new ingredients and products, and in cases where an item is patented by the supplier we might not be able to switch rapidly to a new source of supply.

Corporate Risk *and Risk Management continued*

The risk is being addressed by developing long-term relationships with our key suppliers, and in 2006 we started a programme 'Partners for Growth' to further strengthen our ties. Since 2005, we have been in the process of implementing dual-sourcing initiatives within our central purchasing organisation. In 2007, we will start a programme to further increase the dual-sourcing coverage of our supply base.

In 2006, we also rolled out our Suppliers Code of Conduct to our major procurement partners. We believe that sustainable practices in our supply chain will contribute to improvement of our products and to long-term, mutually beneficial relationships with our suppliers.

Unexpected developments in our emerging markets
In our assessment, emerging markets risks comprise political and social-economic volatility, and exposure related to local business practices and foreign exchange rates.

We strive to ensure a well-balanced portfolio of sound and geographically well-spread business activities. Our market footprint covers Western Europe, Eastern Europe and Asia-Pacific, and two countries in Latin America. Our exposure to emerging markets increased with the acquisition of Dumex in 2006, which strengthened our business in the Asia-Pacific region.

We have a strong divisional controlling structure focused on each individual market, with short reporting lines to manage any identified issue. As issues in emerging markets may develop very rapidly, we focus on understanding the risks and react quickly on those issues identified.

Information Systems control environment
Information Systems control environment risks relate to our need to develop corporate standards for business systems and applications and to implement common technology platforms including shared infrastructure and further integration of data and systems. In 2006, we performed risk assessments with 35 decentralised IS organisations, and prepared concrete action plans to address the main risks identified. We also developed and tested a new framework for information security management, which will be implemented as a standard in all our units in 2007, and made subject to internal audit review.

For the coming years, our main focus will be to improve our business continuity planning, enhance our third-party management, implement supporting systems and to further embed compliance with our IS internal control environment standards. We will continue to implement ERP software in our supply points as part of a broader programme to interconnect processes in our manufacturing and supply chain. On a regular basis we organise global meetings with all our IS managers for training and shared learning and to ensure progress in our IS developments.

Control over financial reporting
Our operations are spread worldwide and therefore we insist on maintaining and achieving high quality and reliability of financial reporting and a sound control environment. Importantly, the newly acquired Dumex businesses in Asia-Pacific were integrated and embedded in our reporting systems during 2006.

We continuously monitor and enhance the reliability of reporting through internal audits and financial review visits. In 2006, we organised accounting and reporting workshops for our worldwide finance community on the new IFRS accounting standards, and developed further reporting guidance. We successfully completed a global project to improve control and analysis of manufacturing results and to create more transparency with increased control of stock management. We also further improved the quality and timing of the quarterly financial close.

Every year, we receive a letter of representation from the Managing Directors and Finance Directors of each reporting entity and where applicable from other senior staff. This letter covers financial reporting, risk management, integrity, compliance and internal and other related business controls.

Legal and regulatory risk
The business of the company is subject to regulation by international, national and local governmental agencies. Changes in current legislation may impact our business or our strategy, or the claims that we are permitted to make about the health benefits of our products. The company relies on the willingness of retailers, wholesalers and other distributors to carry our products and on the inclusion of our clinical nutrition products on lists of reimbursable products maintained by insurers.

Numico addresses the regulatory, marketing and distribution issues through sound, professional business practice – observance of appropriate legislation and the policies of health authorities and insurers, acute awareness of the competitive environment, strong relationships with customers and suppliers, and an effective public affairs policy. Numico is actively managing its reputational risk exposure by setting guidelines, monitoring compliance and by putting emphasis on integrity, one of our Core Values. Examples of these initiatives include the roll-out of the Code of Conduct and Code of Conduct for Suppliers, and related educational programmes and audits.

Financial risks
Financial risks relate specifically to our exposure to changes in interest rates, exchange rates and the need for liquidity. We manage these risks centrally via a corporate treasury department under direct supervision of the Chief Financial Officer.

A finance committee is in place which meets on a quarterly basis. Its responsibility is to manage issues when they occur, review and update treasury policy, monitor compliance of the treasury function, authorise certain types of financial transactions, and approve hedging strategies. Derivative instruments are used for hedging purposes only. Financial risks are also discussed in summary with the audit committee. A monitoring framework is in place to ensure that treasury transactions are being properly authorised, monitored and reported.

Activities in 2006 included the financing and integration of the Dumex organisation and the implementation of a European cash pool. We also introduced a new counterparty credit list to better manage our credit risk with financial institutions. Treasury systems were further enhanced and a central electronic banking system allows us to monitor authorisation levels of the various entities. In our Asia-Pacific region we selected one main bank and we are currently in the phase of implementing this banking structure.

In 2007, we will make further improvements to our cash management structures, implement IFRS 7, deepen our understanding of foreign exchange risks and further simplify banking structures.

Interest rates
To reduce our exposure to interest rate fluctuations we fix at least 60% of the interest paid on our outstanding net debt position. Through the use of different debt instruments and interest swaps as well as cross currency swaps, we remain well in line with this policy.

Exchange rates
The company is subject to changes in foreign exchange rates relative to the euro especially the pound sterling, the US dollar, Asian currencies and the major East European currencies. We hedge our material transaction risks to reduce volatility and manage risks due to foreign exchange exposure. We have adopted the concept of hedge accounting in order to eliminate volatility of outstanding currency deals on our results. Local units are financed in their own local currency to minimise the impact of foreign exchange fluctuations impact. Translation risk is not hedged.

Liquidity
Our liquidity risk is managed by the level of headroom available under the revolving syndicated facility and other committed facilities. Numico's positive cash flow over the last years has significantly reduced our liquidity risk and in 2006 we once again managed substantially to reduce our levels of debt. Our debt maturity profile is well spread over time and includes a revolving syndicated bank loan facility which matures in 2010 and several US private placements which mature between 2012 and 2017. The debt maturity is fully matched with our forecasts of future cash flows.

Management Review

Numico's risk management and internal control system are designed to identify in a timely way the risks inherent to our operational and financial business objectives and to determine appropriate risk responses as generally described above. Risk management, and actions taken in the year under review, were reported to and discussed by the Supervisory Board and its audit committee.

Internal representations received from management, regular management reviews, reviews of the design and implementation of our risk management and internal control systems, and reviews in business and functional audit committees are an integral part of the company's risk management approach.

On the basis thereof, the Executive Board believes to the best of its knowledge, that our risk management and internal control systems over financial reporting provide reasonable assurance that the financial reporting does not contain any material inaccuracies, that the risk management and control systems have worked properly in the year under review, and it is declared that there are no indications that they will not continue to do so. The financial statements fairly represent the financial condition and results of operations of the company and provide the required disclosures.

It should be noted that the above does not imply that these systems and procedures provide certainty as to the realisation of operational and financial business objectives, nor can they prevent all misstatements, inaccuracies, errors, frauds and non-compliances with rules and regulations.

In view of the above, the Executive Board believes that it is in compliance with the requirements of recommendation II.1.4. of the Dutch Corporate Governance Code, taking into account the respective recommendations of the Corporate Governance Code Monitoring Committee on the application thereof.

Financial *Developments*

2006 marked the company's second year of double-digit growth at improved margins.

Results

Sales

The company's total sales in 2006 were € 2,623 million, representing a total increase of 31.9% on an actual basis and 11.9% on a comparable basis.

Total sales for Baby Food were € 1,880 million representing a growth of 43.1% on an actual basis and 12.2% on a comparable basis. Total Baby Food sales are split between Baby Numico sales of € 1,506 million (representing a growth of 10.4% on a comparable basis) and Baby Dumex sales of € 374 million (representing a growth of 20.2% on a comparable basis). Baby Dumex comprises those businesses newly consolidated as part of the acquisition of EAC Nutrition on 2 January 2006.

Total sales for Clinical Nutrition increased to € 743 million, representing an increase of 10.2% on an actual basis and 10.9% on a comparable basis.

Operating profit before amortisation and impairment of intangible assets (EBITA)

Total EBITA earnings excluding exceptional items amounted to € 483 million (after non-allocated costs of € (49) million), representing an increase of 12.8% on a comparable basis.

EBITA of Total Baby Food increased by 45.3% to € 340 million, excluding exceptional items. The growth was 17.0% on a comparable basis. Included in the EBITA of Baby Food is € 57 million for Dumex, an increase of 34.6% on a comparable basis.

The EBITA of Clinical Nutrition increased to € 192 million, a growth of 4.8% on a comparable basis.

Return on sales (EBITA margin)

The company's total EBITA margin was 18.5% on an actual basis and 18.8% on a comparable basis, excluding exceptional items. 2006 saw an increase of 22.4% in advertising and promotion spend, and 20.6% in research and development.

The EBITA margin for Total Baby Food was 18.1% in total and 18.6% on a comparable basis. The EBITA margin for Baby Numico was 19.1% and for Baby Dumex 16.3% on a comparable basis.

The EBITA margin for Clinical Nutrition was 26.1% on a comparable basis.

Finance costs

Finance costs amounted to a net expense of € (106) million compared to € (91) million in 2005. This significant increase was caused by the debt used to finance the Dumex acquisition. Otherwise, finance costs would have decreased due to ongoing debt reduction, the increase of free cash flow and our success in optimising the company's capital structure since late 2004.

Taxation
The tax charge on the result of the company's ordinary activities in 2006 was € (136) million. This charge includes a one-off (non-cash) tax charge of € (36) million related to an impairment of the deferred tax asset due to the reduction of the Dutch corporate income tax rate from 29.1% to 25.5% in 2007. The 2006 effective tax rate was 29.5% excluding this one-off item.

Earnings per Share
Earnings and earnings per share were € 202 million and € 1.06 respectively (2005: € 198 million and € 1.15). Normalised net profit and normalised net profit per share were € 274 million (up 28.7% compared to € 213 million in 2005) and € 1.43 (up 15.9% compared to € 1.24 in 2005), respectively.

Acquisitions
In early 2006, the company completed the acquisition of EAC Nutrition (Dumex). The total acquisition and integration costs came within the anticipated budget of € 35 million. The company announced the acquisition of Golden Circle's baby food business in Australia in June, and the divestment of the Coeliac foods business in November.

Working capital
The company's continuous effort to lower the level of trade working capital as a percentage of sales has resulted in an improvement compared to a year ago of 390 bps to 7.3%. The reduction was driven by a decrease in receivables of 150 bps, and an increase in payables of 250 bps. Inventory is in line with the previous year. The company is confident that there remains scope for further structural improvements in working capital.

Capital expenditure
Capital expenditure on a cash basis in 2006 amounted to € 132 million representing 5.0% of total sales (2005: € 100 million). Substantial investments were made to upgrade the capabilities of our manufacturing platform around the world, to further raise our high standards in Quality & Food Safety and to support our innovation programme for growth.

Cash flow
Cash generated from operations amounted to € 397 million driven by the higher net result and further improvements in trade working capital. Free cash flow (cash flow before financing activities) amounted to € 294 million after the Dumex acquisition of € 1,194 million and the acquisition of Golden Circle.

Net debt
The net debt position amounted to € 1,418 million as at 31 December 2006 compared to € 515 million at 31 December 2005. The net debt at the end of 2005 was relatively low due to the cash received from the issuance of new shares related to the Dumex acquisition. On 2 January 2006, the company paid € 1.2 billion for the purchase price of EAC Nutrition (Dumex), increasing the net debt position to approximately € 1.7 billion.

The company continued its efforts in 2006 to optimise and diversify its sources of funding. In July, a bilateral loan agreement of € 80 million was completed. This, together with strong cash flow and increased usage of our € 125 million commercial paper programme resulted in the decision to reduce the size of the syndicated facility by € 150 million. The new total amount of the syndicated facility is now € 1.1 billion of which € 625 million was drawn at the end of the year.

At 31 December 2006, the value of subordinated convertible bonds outstanding amounted to € 351 million, which mainly relates to the 3% 2003 convertible bond with a nominal value of € 345 million maturing in 2010.

Equity
The level of shareholders' equity substantially improved in 2006. Shareholders' equity amounted to € 869 million compared to € 680 million at the end of 2005. The company will pay a full-year dividend for 2006 of € 0.20 per ordinary share, subject to approval by the Annual General Meeting of Shareholders. The dividend will be paid out fully in ordinary shares or fully in cash, at the shareholder's option.

Deferred income tax assets
The balance of the deferred income tax assets first recognised in 2003 amounted to € 303 million (2005: € 362 million). Included in this balance is a reduction of € 36 million following the further decrease in Dutch corporate income tax rates from 29.1% to 25.5% in 2007. The company continues to expect to be able to use the deferred income tax asset over the next seven years.

Outlook
2006 marked the company's second year of double-digit growth at increased margins. In 2007 the company's total sales are expected to grow organically between 10% and 12%. This organic growth is based on the company's performance in 2006 at constant scope.

We expect the company's overall EBITA margin to improve between 10 and 20 bps in 2007 despite ongoing investments in product innovations and advertising and promotion.

These targets are based on constant scope of consolidation, constant currencies, excluding one-off items and barring unforeseen circumstances.

Schiphol, 20 February 2007

Jan Bennink
Chris Britton
Jean-Marc Huët
Niraj Mehra
Flemming Morgan
Ajai Puri

Supervisory Board *Report*



We would like to express our appreciation to the Executive Board and all employees for their performance and their commitment to the company and its ambitious goals in this eventful and rewarding year.

For details please refer to page 98.



1 Ofra Strauss
2 Hessel Lindenbergh
3 Per Wold-Olsen
4 Rob Zwartendijk (chairman)
5 Barrie Spelling
6 Margaret Young
7 Steven Schuit

Report of the Supervisory Board

2006 was an eventful year for Numico and for its Supervisory Board. While we continued to follow the many developments for the company in Western and Eastern Europe, much of our attention was focused on the Asia-Pacific region. Following the acquisition of Dumex at the beginning of the year, we visited the main operations in China to get a better insight of this new part of the business. After the very damaging earthquake affecting Numico's Sari Husada subsidiary in Indonesia in May, we were regularly updated on the extraordinary efforts of the employees there to rebuild their lives and their business.

In the General Meeting of Shareholders held on 3 May 2006, Margaret Young and Ofra Strauss were appointed as members of the Supervisory Board and Emiel van Veen resigned as member. The Supervisory Board expresses its appreciation for the very positive contribution of Emiel van Veen to the company, particularly during the transition period with his specific knowledge of the company as former CFO.

At the same meeting, Rob Zwartendijk was re-appointed as member of the Supervisory Board.

In July 2006, the Supervisory Board welcomed the publication of the second Sustainability Report of the company, which it considers to be a major achievement.

Supervisory Board *Report continued*

Role of the Supervisory Board
The role of the Supervisory Board is to supervise the policies and business activities of the Executive Board and furthermore to provide advice in the best interests of the company and its stakeholders. The Supervisory Board is responsible for the quality of its own performance.

Corporate governance
The Executive Board, fully supported by the Supervisory Board, strives to be a frontrunner in corporate governance, as transparency and trustworthy management is the key element to gain and retain the confidence of shareholders in the organisation.

The Supervisory Board evaluates its own functioning on an annual basis. In 2006, this self-evaluation took place in our meeting in February without the Executive Board being present. Once every two years, we make a further evaluation based on the report of an external expert who interviews all Supervisory and Executive Board members about their view on their own performance, that of the other members, and of the Board as a whole. This process started in November, and the results were discussed in our meeting in February 2007.

Composition of the Supervisory Board
At the end of 2006, the Supervisory Board consisted of seven members. For details of the members and their principal positions, please refer to page 98 of this Report. We believe that the composition of the Supervisory Board is of such nature that its members can act critically and independently of one another and of the Executive Board and are free of any particular interests within the framework of its profile. As all members with the exception of one, Steven Schuit, are independent within the meaning given thereto by the Dutch Corporate Governance Code, we now comply with provision III.2.1 of the Code.

The term in office of two of the members of the Supervisory Board, Hessel Lindenbergh and Per Wold-Olsen, ends in 2007. In February 2007, we conducted the annual self-assessment of the Supervisory Board and, more in particular, reviewed the performance of both these members. On the basis thereof, and based on the recommendation of the nomination committee, we have decided to recommend to the shareholders that both members be re-appointed for another term of four years. For more details, please refer to the agenda for the Annual General Meeting of Shareholders 2007, available on the company's website.

Composition of the Executive Board
Mark Wilson, who was the President and CEO of EAC Nutrition prior to its acquisition by Numico, continued to run our Dumex operations in Asia-Pacific in 2006, and was responsible for integrating Dumex into the larger Numico organisation. At the General Meeting of Shareholders on 3 May 2006 he was also appointed to the Executive Board. In January 2007, he stepped down as a member of the Board. We have subsequently determined that given the composition of the Board it is not necessary to replace him.

At an extraordinary Meeting of Shareholders on 31 August 2006, Flemming Morgan was appointed as Member of the Executive Board responsible for Clinical Nutrition, following the resignation of Rudy Mareel in July.

In February 2006, and in the absence of the Executive Board, the Supervisory Board evaluated the functioning of the individual members, as well as their functioning as a team. The outcome was subsequently discussed with the members individually. In December 2006, we discussed succession planning of the Executive Board members.

Meetings of the Supervisory Board
We met as a Supervisory Board six times in 2006. In addition, several conference calls were held. There were no members that were frequently absent from these meetings. As referenced above, we held one meeting in the absence of the Executive Board to discuss the performance of the Board and its members. Our meeting in Shanghai was dedicated to the strategy of the company and the competitive landscape, and different growth scenarios were discussed in detail with the Executive Board. In addition, we had the opportunity to meet the Dumex organisation and senior management, and we discussed the strategic options for China.

Business review
The Executive Board submits the financial quarterly results prior to their disclosure, for approval by the audit committee and the full Supervisory Board. The results of the company for 2006 were in line with the outlook given and very positive, particularly in top-line growth. In December 2006, we approved the 2007 budget.

The Chairman and the CEO kept in frequent contact throughout the year, allowing the Supervisory Board to closely monitor business operations and financial developments. We were also regularly informed on business developments in the Baby Food and Clinical Nutrition divisions by the respective Executive Board members.

A new focus on corporate responsibility resulted in the introduction of a new Code of Conduct and a related Code of Conduct for Suppliers, and the publication of the company's second Sustainability Report.

We were also broadly informed on new developments within Research and Development. The announcement of good progress towards a product to address the needs of patients with Alzheimer's had our special attention. We also discussed Operations, and in particular the capital expenditure in this area related to investments in new factories and upgrades of existing facilities.

Human resource policy is also a key strategic concern of the Supervisory Board.

Committees
There are four sub-committees of the Supervisory Board: the audit committee, governance committee, nomination committee, and the remuneration committee. For the composition of these committees, please refer to page 98 of this Report.

Audit committee
The audit committee met five times in 2006, each time in the presence of both the CFO and our External Auditor. Management was absent for part of the February meeting to allow the Auditor to meet with the audit committee outside the presence of the Executive Board. Margaret Young, a financial expert within the meaning of the Code, was appointed in August as a member of the audit committee, replacing Emiel Van Veen. The audit committee chair, Hessel Lindenbergh, is also a financial expert within the meaning of the Code.

The meetings were timed to allow the committee to prepare recommendations to the Supervisory Board regarding the quarterly results and furthermore to discuss with the CFO and the Auditor all other relevant issues such as risk management, control systems, the impact of IFRS (International Financial Reporting Standards), financial reporting and tax planning. In December, the audit committee discussed the preliminary findings of the Auditor as presented in their draft management letter.

In its meetings, the audit committee reviewed the full-year results 2005, and quarterly results for 2006 as well as the related Auditor's Reports and management letters. Special attention was paid to the impact of the IFRS introduction and the adaptation of systems for IFRS in January 2006.

The committee also reviewed the audit scope and fees with the External Auditor in order to assess the efficiency and accuracy of the auditing process, as well as the remuneration and independence of the Auditor. The committee reviewed the Auditor's performance and made a recommendation to the Supervisory Board in respect of the appointment of the Auditor by the General Meeting of Shareholders.

The audit committee was updated on litigation issues affecting Numico, in particular the Ephedra and Kruidvat cases in the US and the Netherlands respectively. It also received a report on the treasury function and discussed insurance coverage, Whistleblower reports, and the roll-out of the Code of Conduct.

The internal audit function co-operates closely with the Auditor in preparing audits and sharing findings from the local audits. The audit committee was fully informed about the scope and the results of these audits.

Nomination committee
The nomination committee met twice and discussed the composition of the Supervisory Board and the Executive Board, succession planning and preparation of evaluations of these boards.

One of the duties of the nomination committee is the establishment of a succession planning scheme for both the Supervisory Board and the Executive Board. The committee discussed succession planning with the CEO in February 2006.

The nomination committee discussed the vacancies on the Supervisory Board and the Executive Board during 2006. The committee recommended to the Supervisory Board that Margaret Young and Ofra Strauss be appointed as members of the Supervisory Board, and that Mark Wilson and Flemming Morgan be appointed as members of the Executive Board.

Governance committee
The governance committee was first established in the Supervisory Board meeting of 10 August 2005. The committee met twice in 2006.

The review of the second Sustainability Report was one of the major items for the committee. The committee expresses its appreciation for the Report and the details disclosed therein. The decision to apply the GRI guidelines in this Report and the Executive Board's objective to do its best efforts to translate these guidelines for our type of industry are fully supported by the committee. The committee discussed its own agenda for the future and the limitation of its duties in view of the duties of the audit committee. It also reviewed the roll-out of the Code of Conduct and the Code of Conduct for Suppliers, and their associated training and awareness programmes. One member of the Executive Board, Niraj Mehra, was appointed to be responsible for communication between the governance committee and the Executive Board.

Remuneration committee
The remuneration committee met four times during 2006. The remuneration committee does not take decisions regarding remuneration but only prepares proposals and recommendations for the Supervisory Board regarding the remuneration policy and the remuneration of individual Executive Board members, which has to be determined by the Supervisory Board on the basis of the remuneration policy. The current remuneration policy was adopted by the General Meeting of Shareholders in 2004. For details of the policy, please refer to the full Remuneration Report in note 31 of the Consolidated Financial Statements on pages 76 to 86, which is included in this Supervisory Board report by reference.

Financial statements for 2006
PricewaterhouseCoopers Accountants N.V., our independent External Auditor, has audited the financial statements for 2006, as prepared by the Executive Board. Please refer to page 95 of this Report. We approved the Financial Statements for 2006 in our meeting of 20 February 2007.

We also recommend that the shareholders adopt the financial statements for 2006 as presented in this Annual Report.

We would like to express our appreciation to the Executive Board and all employees for their performance and their commitment to the company and its ambitious goals in this eventful and rewarding year.

Schiphol, 20 February 2007

The Supervisory Board
Rob Zwartendijk (Chairman)
Hessel Lindenbergh
Steven Schuit
Barrie Spelling
Ofra Strauss
Per Wold-Olsen
Margaret Young

Introduction to the *Financial Statements*



"We were able to generate healthy cash flows through continued high levels of profitability and substantial reductions in working capital."

We further strengthened Numico's financial position in 2006 and continued to provide fuel to invest in the company's strong growth. We generated healthy cash flows through continued high levels of profitability and substantial reductions in working capital, and built on an even more robust and diversified capital structure throughout the year.

2006 was marked by the completion of one large acquisition (Dumex) and one smaller one (Golden Circle) both in the Asia-Pacific region, accompanied by several divestments to fine-tune our business portfolio.

In 2006, we developed our risk management processes and structures for the local entities and continued to strengthen our ability to monitor and manage our important corporate risks. We pay constant and close attention to all aspects of our risk environment, understanding its critical importance to the success of the company and our stakeholders. For details of our approach to managing risk, please refer to pages 36-39 of this Report.

Acquisitions in 2006
Our core strategy in recent years has been to focus primarily on organic growth, and this strategy continues unabated. However, we do make selected acquisitions if (i) they are judged to be in line with our high-growth, high-margin strategy; (ii) their integration can be managed without undue distraction to our organisation; and (iii) they can generate value within a reasonable time frame.

The company completed the Dumex acquisition in early 2006, financed through a combination of debt and equity, which also served to improve our balance sheet strength. In June we announced the acquisition of Golden Circle's baby food business in Australia. Both businesses are now fully integrated.

We also worked to simplify the ownership structure of certain of our subsidiaries, in the interest of transparency and good governance. Our Sari Husada subsidiary is now in the process of delisting from the Indonesian stock exchange. Additionally, we simplified our joint venture relationship with HTMa in Germany and secured a long-term supply agreement with this Homecare organisation.

Moves to optimise our portfolio
We are now near completion of a multi-year effort to streamline our business portfolio. Following the acquisition of Dumex we undertook an in-depth analysis of the competitive business landscape in all its countries of operation. We concluded that the Indian and Philippines baby food activities required considerable investments to build a sustainable and profitable business, so we divested the Indian business, and closed down operations in the Philippines. We also sold a cereals factory in China. With completion of these activities, the Dumex business was fully integrated, and within the planned cost of € 35 million.

A further strategic evaluation was initiated in August 2006, regarding the future of our Coeliac business. We determined that Coeliac was no longer aligned with the core business of the broader Clinical Nutrition portfolio, and in November we announced its sale to Dr Schär, Europe's market leader in gluten-free nutrition.

Strengthened financial position
We continued to generate high levels of operational cash flow, which amounted to €397 million in 2006, and we significantly improved our balance sheet ratios, with net debt levels at €1,418 million at the end of year. We were nevertheless able to make substantial investments during the year, as we continued to upgrade the capabilities of our manufacturing infrastructure around the world, further raise our high standards in Quality & Food Safety, and invest behind our ambitious product innovation programme. Capital expenditure reached 5.0% of sales, higher than in recent years, but this was fully compensated for by significant working capital improvements.

In particular, we undertook to improve trade working capital within the acquired Mellin and Dumex businesses – a substantial reduction in the case of Dumex. We focused mainly on payables and receivables, and the management of stable inventory levels, and as results show, we over-achieved our objectives with an improvement of 390 bps for the whole company. Working capital has been on a very positive trend for the last four years, which we expect to continue in 2007. We will also pay closer attention to improving non-trade working capital levels.

More diversified capital structure
In 2005, we began in earnest with our efforts to further diversify our capital structure. We entered into the US Private Placement market, and at the end of that year increased our share capital to help finance part of the Dumex acquisition. In 2006, we continued to diversify our source of funds by issuing commercial paper and entering into a bilateral bank deal. The company's debt today has an extended maturity profile at an attractive cost.

Cash management remains a priority. We took steps in 2006 to optimise our cash pooling, improve the related IT systems, and further consolidate our bank accounts and systems. These initiatives will continue in 2007.

In addition, and as anticipated, we secured our deferred income tax asset through a successful agreement with the Dutch tax authorities. The company expects to incur an effective tax rate of approximately 25%-27% with a cash tax rate around 20% in 2007.

First dividend payout in four years
We announced and paid a dividend in 2006, for the first time since 2002. The dividend payout ratio was 12%, reflecting our high-growth, high-margin profile. We have announced a new dividend in 2007, with a proposal to the Annual General Meeting of Shareholders for a payment related to 2006 of € 0.20 per ordinary share.

Jean-Marc Huët
Chief Financial Officer

Financial *statements* 2006

Consolidated financial statements

Parent company financial statements

Other information

Consolidated *financial statements*

Consolidated income statement

€ million	Notes	2006	2005
Sales	1	**2,623**	1,988
Other revenues	2	**21**	20
Total revenues		**2,644**	**2,008**
Other income	3	**26**	28
Cost of raw materials and consumables		**(822)**	(614)
Movement in stocks of finished and semi-finished products		**(22)**	(8)
Employee benefits expense	4	**(539)**	(432)
Depreciation of property, plant and equipment	11	**(39)**	(25)
Amortisation of intangible assets	12	**(15)**	(10)
Impairment charges	5	**(19)**	–
Other expenses	6	**(785)**	(587)
Total expenses		**(2,241)**	**(1,676)**
Operating profit	1	**429**	**360**
Finance costs	7	**(106)**	(91)
Other financial income	7	**16**	30
Share in profit of joint venture		**2**	3
Profit before tax		**341**	**302**
Income tax expense	8	**(136)**	(101)
Profit from continuing operations		**205**	**201**
Net loss from discontinued operations	9	**(2)**	–
Profit for the year		**203**	**201**
Attributable to:			
Equity holders	21	**202**	198
Minority interest	22	**1**	3
		203	**201**
Earnings per share from continuing operations	10		
Basic earnings per share (€)		**1.07**	1.15
Diluted earnings per share (€)		**1.04**	1.11
Loss per share from discontinued operations	10		
Basic and diluted loss per share (€)		**(0.01)**	–

Consolidated *financial statements*

Consolidated statement of recognised income and expense

€ million	Notes	2006	2005
Fair value gains and losses cash flow hedges (net of tax)		**21**	(2)
Actuarial gains and losses defined benefit plans (net of tax)	24	**7**	(11)
Exchange rate differences		**(93)**	20
Other		**2**	–
Net result recognised directly in equity	21, 22	**(63)**	**7**
Profit for the year		**203**	201
Total recognised income for the year		**140**	**208**
Attributable to:			
Equity holders		**138**	204
Minority interest		**2**	4
		140	**208**

Consolidated balance sheet

€ million	Notes	31 December 2006	31 December 2005
Non-current assets			
Property, plant and equipment	11	**438**	336
Intangible assets	12	**2,132**	767
Financial assets	13	**12**	26
Deferred income tax	14	**303**	362
Derivative financial instruments	15	**–**	9
		2,885	**1,500**
Current assets			
Inventories	16	**252**	194
Trade receivables	17	**312**	283
Other receivables	18	**76**	68
Current income tax		**13**	10
Derivative financial instruments	15	**–**	2
Cash and cash equivalents	19	**280**	1,457
		933	**2,014**
Non-current assets held for sale	20	**23**	22
		956	**2,036**
Total assets	1	**3,841**	**3,536**

€ million	Notes	31 December 2006	31 December 2005
Equity			
Capital and reserves attributable to equity holders	21	**869**	680
Minority interest	22	**4**	2
Total equity		**873**	**682**
Non-current liabilities			
Borrowings	23	**1,491**	1,913
Employee benefits obligations	24	**101**	110
Provisions	25	**6**	7
Other liabilities	26	**67**	50
Deferred income tax	14	**377**	181
Derivative financial instruments	15	**30**	13
		2,072	**2,274**
Current liabilities			
Trade payables	27	**374**	254
Other payables	28	**251**	168
Current income tax		**80**	73
Borrowings	23	**171**	62
Provisions	25	**14**	22
Derivative financial instruments	15	**6**	1
		896	**580**
Total liabilities	1	**2,968**	**2,854**
Total equity and liabilities		**3,841**	**3,536**

Consolidated *financial statements*

Consolidated cash flow statement

€ million	Notes	2006	2005
Cash flows from operating activities			
Cash generated from operations		**568**	380
Interest received		**16**	14
Interest paid		**(78)**	(75)
Income tax paid		**(109)**	(56)
Net cash generated from operating activities		**397**	**263**
Cash flows from investing activities			
Proceeds from sold property, plant and equipment and intangible assets		**21**	17
Capital expenditure		**(132)**	(100)
Business combinations – EAC Nutrition	29	**(1,194)**	–
Business combinations – Golden Circle	29	**(13)**	–
Business combinations – Mellin		**–**	(198)
Acquisitions – increase of shareholdings in Sari Husada	12	**–**	(95)
Proceeds from divestments of group companies		**10**	16
Financial assets receivable from third parties	13	**(6)**	(5)
Financial assets repaid by third parties	13	**4**	4
Cash flow used in investing activities		**(1,310)**	**(361)**
Cash flows from financing activities			
Issued shares for financing of purchase price EAC Nutrition	21	**–**	541
Repurchase of shares by subsidiaries		**–**	(6)
Proceeds from other issued shares – stock options	21	**37**	9
Dividends paid to the company's shareholders	21	**(14)**	–
Dividends paid to minority shareholders		**–**	(5)
Proceeds from issued senior notes (US private placements)		**–**	508
Use of credit facility	23	**25**	1,495
Redemption of credit facility	23	**(490)**	(635)
Proceeds from issued convertible debenture loans	23	**1**	2
Redemption of convertible debenture loans	23	**(2)**	(627)
Proceeds from other long-term bank loans	23	**80**	–
Redemption of other short-term loans		**(10)**	–
Use of commercial paper	23	**93**	31
Cash flow (used in)/from financing activities		**(280)**	**1,313**
Exchange rate differences on cash, cash equivalents and bank overdrafts		**–**	(8)
Change in cash, cash equivalents and bank overdrafts		**(1,193)**	**1,207**
Cash, cash equivalents and bank overdrafts 1 January		**1,427**	220
Cash, cash equivalents and bank overdrafts 31 December		**234**	1,427
Bank overdrafts 31 December	23	**46**	30
Cash and cash equivalents 31 December	19	**280**	**1,457**

Please also refer to the notes to the consolidated cash flow statement on page 88.

Notes to the *consolidated financial statements*

General information

Introduction
Royal Numico N.V. ('the company') and its subsidiaries manufacture, distribute and sell baby food and clinical nutrition products. The company has manufacturing plants around the world and its products are sold in Western Europe, Eastern Europe, Asia-Pacific and the Rest of the World.

Royal Numico N.V. is a public company incorporated and domiciled in the Netherlands. The address of its registered office is Schiphol Boulevard 105, 1118 BG, Schiphol Airport. The statutory seat of the company is Amsterdam, the Netherlands. The company is listed on the Euronext stock exchange.

These consolidated financial statements have been authorised for issuance by the Supervisory Board on 20 February 2007 and are subject to approval by the General Meeting of Shareholders on 25 April 2007.

The financial statements of the company include the parent company financial statements of Royal Numico N.V. and the consolidated financial statements. The parent company income statement has been abbreviated in accordance with article 402 of Part 9, Book 2 of the Dutch Civil Code.

Significant accounting policies

Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS') and its interpretations as issued by the International Accounting Standards Board ('IASB') and endorsed by the European Commission. All accounting policies have been consistently applied, unless stated otherwise. Certain reclassifications have been made in the notes to the consolidated financial statements with respect to the 2005 figures in order to comply with the 2006 presentation. The company's 2005 consolidated financial statements were the first to be prepared in accordance with IFRS. For the transition from Dutch GAAP to IFRS, please refer to note 31 in the 2005 consolidated financial statements.

Adoption of new and/or revised accounting policies
In the year 2006, the IASB issued IFRS 8 Operating Segments, which will not become effective before 1 January 2009. As such it has not been adopted by the company. The amendments to IAS 19 Employee Benefits, which became effective as of 1 January 2006 and allowed recognition of actuarial gains and losses in equity, were adopted by the company in 2005. The company also adopted the amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates as of 1 January 2006, which did not result in a material impact on the consolidated financial statements.

In 2006 the International Financial Reporting Interpretation Committee ('IFRIC') of the IASB issued five new interpretations, which do not yet apply to the company as their respective effective dates relate to accounting periods beginning on or after 1 May 2006 or 1 June 2006 (IFRIC 8 and IFRIC 9, respectively) or the fact that the interpretations had not yet been endorsed by the European Commission (IFRIC 10, IFRIC 11 and IFRIC 12). The impact of these new interpretations is not expected to be significant to the company. However, the company has adopted the following new interpretation issued by the IFRIC in 2004, and endorsed by the European Commission in 2005, as of 1 January 2006:

> IFRIC 4 Determining whether an Arrangement contains a Lease

The following new and/or revised standards and interpretations issued by IASB and the IFRIC in prior years which have been endorsed by the European Commission in 2006 have not been adopted as they are deemed irrelevant to the company's operations or are not yet effective:

- IFRS 1 First-time Adoption of International Financial Reporting Standards (amendment)
- IFRS 4 Financial Guarantee Contracts and Insurance Contracts (amendment)
- IFRS 6 Exploration for and Evaluation of Mineral Resources
- IFRS 7 Financial Instruments: Disclosures
- IAS 1 Presentation of Financial Statements – Capital Disclosures (amendment)
- IAS 39 Financial Guarantee Contracts (amendment)
- IFRIC 5 Rights to Interests arising from Decommissioning, Restoration, and Environmental Rehabilitation Funds
- IFRIC 6 Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment
- IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies

The company anticipates that the adoption of these standards and interpretations in future periods will not have a material impact on its consolidated financial statements once they become effective and/or applicable except for IFRS 7, which will significantly increase disclosures surrounding financial instruments. This standard will not have any impact on the classification and valuation of the company's financial instruments.

Basis of preparation
The consolidated financial statements have been prepared on the historical cost basis, unless stated otherwise. Income and expenses are accounted for on an accrual basis.

Basis of consolidation
The consolidated financial statements incorporate the financial statements of the company and entities controlled by the company, its subsidiaries. Control is in effect where the company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights are also taken into account.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of control obtained or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the company.

All intercompany transactions, balances, income and expenses are eliminated upon consolidation. Minority interests in the net assets of consolidated subsidiaries are identified separately from the company's interest therein. Minority interests consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination.

Significant *accounting policies*

Transactions with minority interests
The company applies a policy of treating transactions with minority interests as transactions with external parties. Disposals of shares in minority interests held by the company result in gains or losses for the company that are recognised in the income statement. Purchases of shares from minority interests can result in goodwill, being the excess over any consideration paid and the relevant share acquired of the carrying amount of the net assets of the subsidiary.

Foreign currencies
Functional and presentation currency
Items included in the financial statements of each of the company's subsidiaries are measured using the currency of the primary economic environment in which these subsidiaries operate ('the functional currency').

Transactions and balances
In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency ('foreign currencies') are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are translated at the rates prevailing on the balance sheet date.

Exchange differences arising on the settlement of transactions in foreign currencies, and on the retranslation of monetary items, are included in the income statement, except when deferred in equity as qualifying cash flow hedges.

Subsidiaries
For the purpose of presenting consolidated financial statements, the assets and liabilities of the company's subsidiaries are recalculated in euros using exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising are classified as equity and transferred to the company's currency translation reserve. Such translation differences are recognised in the income statement in the period in which the subsidiary is disposed of.

Segment reporting
The company's primary segment information is based on the segmentation of business into the Baby Food and Clinical Nutrition divisions. Each segment contains assets and operations that are subject to risks and returns, distinct to the segment. Costs reported in the Baby Food and Clinical Nutrition divisions are primarily costs directly attributable to those segments. Non-allocated revenues and costs are shown as a separate segment and contain corporate overheads, corporate project costs and all other items that cannot be allocated.

Secondary segment reporting is based on geographical segmentation. Each geographical segment has its own set of particular economic risks and returns.

Segment reporting reflects the company's management and internal reporting structure.

Business combinations
Acquisitions of subsidiaries are accounted for using the purchase method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and (contingent) liabilities incurred or assumed at the date of acquisition plus any costs directly attributable to the acquisition. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition are recognised at their fair values at the acquisition date, except for non-current assets or disposal groups that are classified as held for sale, which are recognised and measured at fair value less costs to sell. The excess of the cost of an acquisition over the fair value of the share in the net assets acquired is recognised as goodwill. Goodwill and other fair value adjustments on the acquisition of foreign subsidiaries are recorded in local currency and translated at exchange rates prevailing on the balance sheet date. Any resulting exchange rate differences are recognised directly in equity.

Property, plant and equipment
Property, plant and equipment ('PP&E') are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditure that is directly attributable to the acquisition of the items and transfers from equity of any gains and/or losses on qualifying cash flow hedges for purchases of PP&E in foreign currencies. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the company and the cost of the item can be measured reliably. The carrying amount of replaced parts is derecognised. Government grants received for the purchase of assets are deducted from the carrying amount, thereby lowering the net amount recognised and lowering future depreciation charges. Assets acquired under long-term finance leases are capitalised and depreciated in accordance with the company's policy on property, plant and equipment.

Depreciation is calculated using the straight-line method to allocate cost to their residual values over their estimated useful lives taking into account applicable residual values. Land is not subject to depreciation. At each balance sheet date both the residual values and useful lives are reviewed and adjusted if necessary. Property, plant and equipment under construction are not subject to depreciation. Following completion of a project assets are reclassified to their appropriate categories. Depreciation starts from that date onwards.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount, in accordance with the company's accounting policies on impairment of assets mentioned below.

Profits and losses arising on the sale or withdrawal of property, plant and equipment are recognised in the income statement in the year the disposal took place. They are included in the line 'depreciation of property, plant and equipment'.

Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets acquired. Goodwill on acquisition of subsidiaries is included in intangible assets, whereas goodwill on acquisitions of joint ventures is included in 'Investments in joint ventures'. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses, if any. It is tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. On disposal of a subsidiary or a joint venture, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Brands and licences
The company recognises brands acquired through business combinations to the extent they can be separately identified and measured reliably.

Brands that are assumed to have indefinite useful lives are not amortised but are tested for impairment at least once a year or whenever there is an indication that their carrying amount might be impaired. Brands that have finite useful lives are amortised on a straight-line basis over their estimated useful lives. Acquired brands are shown at historical cost.

Brands generated internally are not recognised. Expenditure thereon is charged to the income statement in the period in which it is incurred.

Acquired patents and licences are measured initially as an asset at cost and are subsequently measured at cost less any accumulated amortisation. Amortisation is calculated using the straight-line method over their estimated useful lives, but no longer than the contractual term.

Other intangible assets

Research and development

Expenditure on research activities is recognised in the income statement in the period in which it is incurred. Internally-generated intangible assets arising from the company's development activities are recognised only if the product or process is commercially and technically feasible, it is expected to generate future economic benefits, and the expenditure can be measured reliably. Cost mainly includes employee benefits expense.

Capitalised development costs are amortised on a straight-line basis over their estimated useful lives once commercialisation of the related products has started. Capitalised development expense not yet in use is tested for impairment annually. Where no internally-generated intangible asset can be recognised, development expenditure is charged to the income statement in the period in which the costs are incurred. Development expenditure previously charged to the income statement is not recognised as an asset in a subsequent period.

Software

Costs associated with developing or maintaining computer software programmes are recognised in the income statement in the period in which they are incurred.

Costs that are directly associated with the production of identifiable and unique software products controlled by the company, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Costs include the software development employee costs and an appropriate portion of relevant overheads. Acquired computer software licences are recognised on the basis of the costs incurred to acquire and bring to use the specific software. Computer software development costs as well as acquired software are amortised over their estimated useful lives.

Impairment of non-financial assets

Annually, the company reviews the carrying amounts of its assets with an indefinite useful life, such as goodwill and certain brands, and intangible assets not yet in use. These assets are not subject to structural amortisation but are tested for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. All other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount, being the higher of its fair value less cost to sell and its value in use.

For the purpose of assessing impairment, assets are grouped into cash generating units ('CGUs') that are expected to benefit from the synergies of the respective business combinations, at the lowest levels for which separately identifiable cash flows exist. Goodwill is allocated to CGUs that are expected to benefit from the business combination in which the goodwill arose.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount in which case an impairment loss is recognised immediately in the income statement. If the recoverable amount of a CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Impairment losses are presented in the income statement under 'impairment charges' and are disclosed in the notes to the consolidated financial statements.

Where an impairment loss other than for goodwill subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. Any such reversal is recognised in the income statement.

Any impairment loss on goodwill is not reversed in subsequent periods.

Investments in joint ventures

Joint ventures are all entities over which the company has joint control based on a contractual arrangement. Investments in joint ventures are initially accounted for at cost and subsequently accounted for using the equity method.

The company's share of its joint ventures' post-acquisition net results is recognised in the income statement as 'share in result of joint ventures'. Accounting policies of joint ventures have been adjusted where necessary to ensure consistency with the company's accounting policies.

Unrealised gains on transactions between the company and its joint ventures are eliminated to the extent of the company's interest in the joint ventures. Joint venture movements in equity are included in equity to the extent of the company's share in the joint venture.

Investments in joint ventures include goodwill identified on acquisition as well as goodwill recognised as a result of the put option with the relevant joint venture partner to acquire their shares.

Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Other financial assets

Loans and receivables and other receivables are measured at amortised cost based on the effective interest rate method for discounting.

Inventories

Inventories of raw materials, consumables and packaging are stated at the lower of cost, using the first-in, first-out ('FIFO') method, or net realisable value, being the estimated selling price less costs necessary to make the sale. Cost includes the purchase price of materials and other costs necessary to bring these materials to their present location and condition. These additional costs include transportation, insurance, discounts and other similar items.

Inventories of semi-finished and finished goods are stated at the lower of factory cost price and net realisable value. The factory cost price contains the purchase price of materials and direct and indirect manufacturing costs. Indirect manufacturing costs relate to costs of housing, technical services, logistics and manufacturing overheads. Borrowing costs are not included.

Significant *accounting policies*

Net realisable value is the estimated selling price in the ordinary course of business, less costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the same period as the related revenue. The amount of any write-down of inventories to net realisable value and all other losses of inventories are recognised as an expense in the period the write-down or losses occur.

Trade receivables
Trade receivables with a maturity of less than one year are measured at fair value at the transaction date. They are subsequently measured at amortised cost, using the effective interest method, less an appropriate allowance for estimated irrecoverable amounts. This allowance is recognised in the income statement when there is objective evidence that the asset is impaired and is included in 'other operating costs'. The allowance is calculated on an individual basis. Subsequent recoveries of amounts previously written off are credited against other operating costs.

Non-current assets held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition.

Non-current assets and other assets disposal groups classified as held for sale are measured at the lower of the assets' previous carrying amount and fair value less costs to sell.

Depreciation of assets ceases at the moment of classification as held for sale.

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, bank balances and deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Bank overdrafts are reported as current borrowings on the balance sheet.

Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or stock options are presented in equity as a deduction, net of tax, from the proceeds.

Dividend distribution to shareholders is recognised as a current liability in the period in which the proposal for dividend distribution is approved by the General Meeting of Shareholders.

Options on own shares are treated as a liability.

Borrowings
Bank loans
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the settlement or redemption value of borrowings is recognised in the income statement over the term of the borrowings using the effective interest method.

Convertible debenture loans
Convertible debenture loans that can be converted into share capital at the option of the holder are considered and accounted for as compound financial instruments, consisting of a liability component and an equity component.

At the date of issue the fair value of the liability component of a convertible debenture loan is estimated using a market interest rate for similar non-convertible debt. This amount is recognised as a liability on an amortised cost basis until extinguished on conversion or maturity of the bond. The remainder, being the difference between the proceeds of issue of the convertible debenture loans and the fair value assigned to the liability component, representing the embedded option for the holder to convert the debenture loan into equity of the company, is allocated to the conversion option. This conversion option is recognised directly in equity, net of tax. The equity component remains unchanged throughout the life of the instrument, unless conversion takes place. The dedicated convertible bond reserve is then released to retained earnings upon conversion.

Borrowings are classified as current unless the company has an unconditional right to defer settlement of the liability in at least 12 months after the balance sheet date.

Employee benefits
The company operates various pension schemes. The schemes are generally funded through payments to insurance companies and pension funds, determined by periodic actuarial calculations. The company has both defined benefit plans and defined contribution plans.

Defined benefit plans
A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the related plan assets. The defined benefit obligation is calculated annually by independent external actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised directly in equity.

Past service costs are recognised immediately in the income statement to the extent that the benefits are already vested, and otherwise are amortised on a straight-line basis over the average period until the benefits become vested.

All components that form part of the periodic pension cost, including interest costs and expected returns on plan assets, are reported as part of personnel costs in operating result.

Defined contribution plan
A defined contribution plan is a pension plan under which the company pays fixed contributions to pension insurance plans and has no further obligations once the contributions have been paid. Payments to defined contribution retirement benefit plans are recognised in the income statement as they are due.

Other post-employment benefits
In some countries, in accordance with local practice, the company provides post-employment benefits other than pensions, for example payment of life insurance. The accounting principles are similar to those given for long-term unfunded defined benefit plans.

Other long-term employee benefits
Other long-term employee benefits are those benefits that arise as part of the remuneration packages of employees, for example jubilee, disability, and sabbatical schemes. These liabilities are calculated as defined benefit plans. Any actuarial gains and losses on other long-term employee benefit plans are recognised immediately in the income statement. The amount recognised as a liability for other long-term employee benefits contains the present value of the defined benefit obligation.

Provisions
Provisions are recognised when a present legal or constructive obligation exists as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and when a reliable estimate can be made of the amount of the obligation.

Obligations arising from restructuring plans are recognised when detailed formal plans have been established and communicated before the balance sheet date and when there is a valid expectation that such plans will be carried out.

Provisions are discounted to the extent that they are long-term in nature. These discounts are recognised as 'finance costs' in the income statement.

Trade and other payables
Trade and other payables are short-term (i.e. less than 12 months) in nature and are measured initially at fair value at the transaction date and subsequently at amortised cost using the effective interest method.

Revenue recognition
Sales
Sales comprise the fair value of the consideration received or receivable for the sale of goods net of value added taxes, rebates and cash and volume driven trade discounts. Sale are recognised when the significant risks and rewards of ownership of the goods are transferred to the buyer, it is probable that future economic benefits will flow to the company and when costs can be measured reliably. In case the company sells its products with a right of return, past experience is used to estimate and provide for such returns at the moment of sale.

Other revenues
Royalty and commission income is allocated to the period in accordance with the related agreement. Income for services provided to third parties is recognised in the period in which the services are rendered.

Government grants
Government grants towards research expenditure are recognised in the income statement over the periods necessary to match them with the related costs and are included in 'other income'. Government grants are recognised at fair value when there is reasonable assurance that the grant will be received and the company will comply with all attached conditions.

Share-based payments
The company operates an equity-settled share-based compensation plan to certain employees. On an annual basis the company provides stock options and performance shares to the Executive Board and senior management, for which new shares will be issued.

The company recognises the fair value of its equity-settled, share-based payments, performance shares and stock options, including Stock Appreciation Rights ('SARs'), to 'employee benefits expense' in the income statement over the vesting period, and recognises a related component in equity, net of tax. This component is realised upon exercise of the stock options and SARs or upon vesting of the performance shares. The proceeds received at the moment of exercise of the options are credited to share capital and share premium, net of transaction costs.

The fair value of the company's share-based payments schemes is calculated using the Monte Carlo simulation model.

Market and non-market vesting conditions are included in the assumptions regarding the number of stock options that are expected to become exercisable and the number of performance shares that are expected to be issued. At each balance sheet date, the number of both stock options and performance shares are reviewed and revised if applicable. The impact of revising the original estimates regarding the non-market conditions is recognised in the income statement, with a corresponding adjustment directly in equity.

Financial income and expense
Interest income and expenses are recognised under 'finance costs' on a time-proportionate basis using the effective interest method. Interest income and expenses are allocated to the period to which they relate. Costs of currency and interest rate swaps are included in 'other financial income and expense'.

Taxation
Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred income tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for in full using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arise from goodwill or from the initial recognition – other than in a business combination – of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the company and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Significant *accounting policies*

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability will be settled or the asset realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the company intends to settle its current tax assets and liabilities on a net basis.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. They are depreciated in accordance with the company's policy on property, plant and equipment or at the shorter lease term. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation, reported under 'borrowings' (non-current). Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the income statement and reported under 'finance costs'.

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

Accounting for derivatives and hedges

Recognition and measurement

Derivatives are initially recognised at fair value and are subsequently re-measured at their fair value.

Classification

Long-term derivative financial instruments receivable are presented under 'derivative financial instruments' (non-current assets), except for maturities within 12 months and derivatives that do not qualify for hedge accounting. These are classified as 'derivative financial instruments' (current assets).

Long-term derivative financial instruments payable are presented under 'derivative financial instruments' (non-current liabilities), except for those with maturities within 12 months. These are classified as 'derivative financial instruments' (current liabilities).

Hedge accounting

The method of recognising any resulting gain or loss depends on whether the derivative is designated as a hedge instrument, and if so, the nature of the item being hedged. At the inception of the transaction the company documents the relationship between hedge instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The company also documents both at hedge inception and on an ongoing basis its assessments of whether the derivatives used in hedge transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The company uses two types of hedge accounting:

Fair value hedging

The company hedges its currency positions with respect to borrowings with currency swaps. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the income statement, together with any changes in the fair value of hedged liabilities that are attributable to the hedged risk.

Cash flow hedging

The company hedges its currency positions with respect to purchases and sales and interest rate risk primarily through a combination of forward contracts, cross-currency swaps and interest-rate swaps. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised directly in equity to the extent they are effective. Amounts accumulated in equity are recycled in the income statement when the hedged item is affecting the income statement, for instance when the forecast transaction takes place. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

When a hedge instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any accumulated gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the accumulated gain or loss that was presented in equity is immediately transferred to the income statement.

Critical judgements and estimates in applying the company's accounting policies

Estimates and judgements are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Fair value estimates

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. For the determination of the fair values of derivatives and financial instruments not traded in an active market, the company has used discounting models using assumptions that are mainly based on market conditions at the balance sheet date.

Accounting estimates and assumptions

The company makes estimates and assumptions concerning the future. The resulting accounting estimates will by definition seldom equal the related actual results. Estimates and assumptions in respect of the recognition and impairment of goodwill and brands relate to the future cash flows of the CGUs. Determining cash flows requires the use of judgements and estimates that have been included in the company's strategic plans and long-range forecasts. The data necessary for the execution of the impairment tests is based on management's estimates of future cash flows, which require estimating revenue growth rates and profit margins.

The company uses actuarial techniques to make a reliable estimate of the amount or benefit that employees have earned in return for their service in the current and prior periods. Actuarial assumptions used are of a demographic and financial nature. The fair value of any plan assets is based on market prices. When no market price is available, the fair value is estimated using discounted cash flows.

To determine the costs associated with the equity-settled, share-based payment plan, estimates and assumptions are made in respect of the fair value and the number of stock options and performance shares that are expected to vest. These estimates and assumptions relate primarily to the expected exit rate of the employees involved and, for performance shares, the extent to which the performance criteria are expected to be met. These estimates and assumptions are reviewed on an annual basis and if necessary, revised.

The company is subject to income taxes in various jurisdictions. Significant judgement is required in determining the worldwide liability for income tax and the valuation of deferred income tax assets. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recognised, this will impact the income tax position and deferred income tax assets and liabilities in the applicable period.

Cash flow statement
The consolidated cash flow statement has been prepared by applying the indirect method. Interest paid and received, income tax paid, dividends paid and received and capital expenditure are based on actual cash flows.

Cash flows in foreign currencies have been translated at average exchange rates. The exchange rate differences on profit for the year and cash balances are recorded under 'exchange rate differences on cash, cash equivalents and bank overdrafts'.

Financial risk management
Interest rate risk
To reduce the risk to interest rate fluctuations we fix at least 60% of the interest paid on our outstanding net debt position. Through the use of different debt instruments and interest swaps as well as cross-currency swaps, we remain well in line with this policy. Actual fixing levels at 31 December 2006 were 80%.

Exchange rate risk
The company is subject to changes in foreign exchange rates relative to the euro especially the pound sterling, the US dollar, Asian currencies and the major East European currencies. We hedge most of our material transaction risks to reduce volatility and manage risks due to foreign exchange exposure. Local units are financed in their own local currency to minimise the impact of foreign exchange fluctuations. Translation risk is not hedged.

Liquidity risks
Our liquidity risk is managed by the level of headroom available under the revolving syndicated facility and other committed facilities. Numico's positive cash flow over the last years has significantly reduced our liquidity risk and in 2006 we once again managed substantially to reduce our levels of debt. Our debt maturity profile is well spread over time and includes a revolving syndicated bank loan facility which matures in 2010, and several US private placements, the majority of which mature between 2012 and 2017. The debt maturity is fully matched with our forecasts of future cash flows.

Credit risk
The company has no significant concentrations of credit risk. The company has policies in place to ensure that sales of products are made to customers with an appropriate credit history. Cash is kept and financial transactions are concluded with financial institutions with strong credit ratings.

Commodity risk
The company's exposure to commodity price risk is limited. To mitigate the risks caused by the volatility of certain raw materials, the company includes price arrangements in its purchase contracts. The company does not use instruments such as commodity futures and options to mitigate these risks.

Notes to the consolidated *income statement*

Notes to the consolidated income statement

1 Segment reporting
Business segments
€ million

	2006				2005			
	Baby Food	**Clinical Nutrition**	**Non-allocated**	**Total**	Baby Food	Clinical Nutrition	Non-allocated	Total
Sales	**1,880**	**743**	**–**	**2,623**	1,314	674	–	1,988
Other revenues	**17**	**2**	**2**	**21**	16	4	–	20
Total revenues	**1,897**	**745**	**2**	**2,644**	**1,330**	**678**	**–**	**2,008**
Other income	**–**	**26**	**–**	**26**	–	28	–	28
Expenses	**(1,574)**	**(548)**	**(46)**	**(2,168)**	(1,107)	(516)	(18)	(1,641)
Depreciation and amortisation	**(32)**	**(17)**	**(5)**	**(54)**	(18)	(9)	(8)	(35)
Impairment charges	**(4)**	**(15)**	**–**	**(19)**	–	–	–	–
Operating profit (segment result)	**287**	**191**	**(49)**	**429**	**205**	**181**	**(26)**	**360**
Share in profit of joint venture (note 13)	**–**	**2**	**–**	**2**	–	3	–	3

	Baby Food	**Clinical Nutrition**	**Non-allocated**	**Total**	Baby Food	Clinical Nutrition	Non-allocated	Total
Segment assets[a]	**2,841**	**327**	**673**	**3,841**	1,187	284	2,065	3,536
Segment liabilities[b]	**(485)**	**(162)**	**(2,321)**	**(2,968)**	(295)	(109)	(2,450)	(2,854)
Other segmentation items								
Capital expenditure[c]								
Property, plant and equipment	**123**	**41**	**4**	**168**	37	43	6	86
Intangible assets	**1,398**	**10**	**68**	**1,476**	631	6	12	649

[a] Segment assets consist primarily of property, plant and equipment, intangible assets, inventories and trade and other receivables. In 2005 segment assets of Clinical Nutrition also included € 9 million in relation to an investment in a joint venture. Non-allocated assets primarily include deferred income tax assets and cash and cash equivalents.
[b] Segment liabilities primarily consist of provisions and trade and other payables. Non-allocated liabilities primarily include borrowings.
[c] Capital expenditure includes additions and acquisitions through business combinations.

Geographical segments

Sales € million	2006	2005
Western Europe	**1,472**	1,317
Eastern Europe	**364**	323
Asia-Pacific	**648**	265
Rest of the World	**139**	83
	2,623	**1,988**

Sales are allocated based on the country in which the customer is located.

Total assets € million	2006	2005
Western Europe	**1,317**	1,357
Eastern Europe	**244**	179
Asia-Pacific	**1,637**	31
Rest of the World	**38**	106
Non-allocated	**605**	1,863
	3,841	**3,536**

Capital expenditure property, plant and equipment € million	2006	2005
Western Europe	**80**	63
Eastern Europe	**19**	19
Asia-Pacific	**68**	3
Rest of the World	**1**	1
	168	**86**

Capital expenditure intangible assets € million	2006	2005
Western Europe	**102**	556
Eastern Europe	**1**	3
Asia-Pacific	**1,373**	90
	1,476	**649**

Assets and capital expenditure are allocated based on the country where the assets are located.

Number of employees (in full-time equivalent)	2006	2005
Average over the year		
Western Europe	**4,822**	4,710
Eastern Europe	**2,596**	2,444
Asia-Pacific	**4,715**	3,296
Rest of the World	**367**	286
	12,500	**10,736**

The number of employees outside the Netherlands amounted to 10,940 (2005: 8,710).

2 Other revenues

€ million	2006	2005
Services invoiced to third parties	**11**	9
Other	**10**	11
	21	**20**

3 Other income

Other income primarily includes proceeds resulting from the divestment of the company's Coeliac business as announced on 30 November 2006 as well as government grants of € 3 million that were mainly attributed to research expenditure.

In 2005 other income mainly included the receipt of contingent assets amounting to € 25 million and an amount of € 3 million with regard to government grants. The contingent assets primarily related to the US activities divested in prior years and the government grants were mainly attributed to research expenditure.

4 Employee benefits expense

€ million	2006	2005
Wages and salaries	**375**	313
Pension costs	**26**	19
Stock options costs	**26**	11
Social security costs	**50**	46
Other personnel costs	**62**	43
	539	**432**

With regard to stock options costs please refer to note 31 on remuneration.

Pension costs can be specified as follows:

€ million	2006	2005
Defined contribution plans	**17**	12
Defined benefit plans (note 24)	**9**	7
	26	**19**

5 Impairment charges

€ million	2006	2005
Property, plant and equipment (note 11)	3	–
Investment in joint venture (note 13)	8	–
Loan to joint venture (note 13)	6	–
Other loans (note 13)	1	–
Non-current assets held for sale (note 20)	1	–
	19	**–**

Notes to the consolidated *income statement*

6 Other expenses

€ million	2006	2005
Advertising and promotion costs	**327**	209
General and administrative costs	**458**	378
	785	**587**

7 Finance costs and other financial income

€ million	2006	2005
Interest expenses		
– US private placements	**(19)**	(7)
– Bank loans	**(55)**	(31)
– Commercial paper	**(3)**	(1)
– Convertible debenture loans	**(21)**	(40)
– Other interest expenses	**(7)**	(7)
Total interest expenses	**(105)**	(86)
Derivatives	**–**	(3)
Other	**(1)**	(2)
Finance costs	**(106)**	**(91)**
Interest income	**17**	22
Foreign exchange gains and losses	**(1)**	8
Other financial income	**16**	**30**
Net finance costs	**(90)**	(61)

Net interest result (total interest expenses less interest income) amounts to € (88) million (2005: € (64) million).

The interest on the US private placements relates to the senior notes issued through private placements in the US in June 2005 and December 2005. Its increase results from both placements being held for a full year instead of for only part of 2005. The increased interest on bank loans results from the increased credit facility for full-year 2006 as compared to only part of 2005 as well as the new bank loan of € 80 million referred to in note 23 on borrowings. The decreased interest on convertible debenture loans as compared to 2005 is due to the redemption of the € 690 million convertible debenture loan 2000 in June 2005.

Other finance costs of € (1) million (2005: € (2) million) mainly comprise amortised fees relating to the company's credit facility.

8 Income tax expense

Income tax expense in 2006 was € (136) million (2005: € (101) million) of which € (14) million (2005: € (11) million) was deferred income tax.

The effective tax rate in the 2006 income statement, excluding the impact of the movement in the deferred income tax assets and liabilities was 29.5% (2005: 29.8%), whereas a rate between 25% and 35% was applicable in most of the territories in which the company operates.

The Dutch corporate income tax rate decreased from 31.5% in 2005 to 29.6% in 2006 and will further decrease to 25.5% in 2007. Corporate income tax rates also decreased in Greece and Turkey in 2006. Corporate income tax rates in Spain and Greece will (further) decrease in 2007. The decrease of these rates resulted in a € 36 million reduction in the valuation of deferred income tax assets and liabilities which has been recognised in the income statement. The reduction in 2005 was € 10 million.

An overview of the reconciliation between the Dutch nominal tax rate and the effective tax rate is as follows:

%	2006	2005
Nominal Dutch tax rate	**29.6**	31.5
Non-deductible expenses/non-taxable income	**2.6**	(0.1)
Differences in tax rate foreign entities	**(1.9)**	(2.0)
Movement tax provision/valuation allowance	**(0.4)**	(0.4)
Non-recoverable tax on intercompany dividends	**(0.4)**	0.8
	29.5	**29.8**
Movement tax rate the Netherlands	**10.6**	3.4
Effective tax rate	**40.1**	**33.2**

9 Net loss from discontinued operations

Dumex India Pvt Ltd. was acquired as part of the acquisition of EAC Nutrition Ltd. A/S. Following an in-depth analysis of the competitive landscape, Dumex' market position in India and the investments needed to build a long-standing profitable business in India, the company decided to sell its baby food activities in India to Wockhardt Ltd.

10 Earnings per share

€ million	2006	2005
Profit for the year from continuing operations attributable to equity holders	**204**	198
Weighted average number of ordinary shares (million)	**190.96**	171.97
Basic earnings per share (€)	**1.07**	**1.15**
Profit for the year from continuing operations attributable to equity holders	**204**	198
Adjustment for interest expenses on convertibles (net of tax)	**15**	14
Net profit from continuing operations (diluted earnings)	**219**	212
Weighted average number of ordinary shares (million)	**190.96**	171.97
Adjustments for:		
– Convertibles	**16.24**	16.36
– Share-based payments	**3.30**	3.55
Weighted average number of shares (million) diluted earnings	**210.50**	191.88
Diluted earnings per share (€)	**1.04**	**1.11**
Net loss from discontinued operations	**(2)**	–
Weighted average number of ordinary shares (million)	**190.96**	171.97
Basic and diluted loss per share (€)	**(0.01)**	**–**

Diluted earnings per share are calculated adjusting the weighted average number of ordinary shares outstanding and assuming conversion of all convertible debt and the exercise of all stock options. All outstanding performance shares are taken into account in the calculation of diluted earnings per share.

The convertible debt is assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expense less the tax effect.

Dividend per share
In the General Meeting of Shareholders on 25 April 2007, a dividend over 2006 of € 0.20 (2005: € 0.15) per ordinary share will be proposed. This proposed dividend has not yet been recognised in these consolidated financial statements. Actual dividend payments in 2006 amounted to € 14 million (2005: nil).

Notes to the consolidated *balance sheet*

Notes to the consolidated balance sheet

11 Property, plant and equipment

€ million	Land and buildings	Plant and machinery	Other equipment	Assets under construction	Total
1 January 2005					
Costs	302	280	100	48	730
Accumulated depreciation and impairment	(120)	(211)	(80)	(5)	(416)
Carrying amount	**182**	**69**	**20**	**43**	**314**
2005 Movements in carrying amount					
Additions	9	7	14	56	86
Depreciation	(8)	(15)	(9)	–	(32)
Disposals	(9)	(5)	(3)	–	(17)
Transfer to non-current assets held for sale(note 20)	(8)	(14)	–	–	(22)
Reclassifications	17	24	3	(45)	(1)
Exchange rate differences	3	4	1	–	8
	4	**1**	**6**	**11**	**22**
31 December 2005					
Costs	305	244	104	54	707
Accumulated depreciation and impairment	(119)	(174)	(78)	–	(371)
Carrying amount	**186**	**70**	**26**	**54**	**336**
2006 Movements in carrying amount					
Additions	1	15	17	89	122
Business combinations – EAC Nutrition (note 29)	23	15	5	3	46
Depreciation	(10)	(22)	(12)	–	(44)
Impairment charges (note 5)	(3)	–	–	–	(3)
Disposals	–	(1)	(2)	–	(3)
Transfer to non-current assets held for sale (note 20)	(10)	(3)	–	(1)	(14)
Reclassifications	1	50	8	(59)	–
Exchange rate differences	–	–	(1)	(1)	(2)
	2	**54**	**15**	**31**	**102**
31 December 2006					
Costs	276	291	121	85	773
Accumulated depreciation and impairment	(88)	(167)	(80)	–	(335)
Carrying amount	**188**	**124**	**41**	**85**	**438**
Depreciation period (years)	0-50	2-10	3-15	–	

Upon the transition to IFRS the company applied the exemptions in IFRS 1 with regard to fair value as deemed cost for certain properties. This fair value was determined at 1 January 2004 by external appraisers.

Impairment charges recognised during the year relate to some of the company's Baby Food division properties in Germany.

The carrying amount of the company's plant and machinery includes € 6 million (2005: nil) in respect of assets held under finance leases as a result of the adoption of IFRIC 4.

In 2006 no government grants (2005: € 3 million), received in respect of property, plant and equipment, were deducted from capitalised costs.

Depreciation of property, plant and equipment in the income statement can be detailed as follows:

€ million	2006	2005
Depreciation	**(44)**	(32)
Profit on disposals	**5**	7
	(39)	**(25)**

None of the company's property, plant and equipment are pledged or restricted. At 31 December 2006 contractual commitments for the acquisition of property, plant and equipment amounted to € 19 million (2005: € 15 million).

12 Intangible assets

€ million	Goodwill	Brands	Development costs	Software	Total
1 January 2005					
Costs	39	66	–	27	132
Accumulated amortisation and impairment	–	(1)	–	(8)	(9)
Carrying amount	**39**	**65**	**–**	**19**	**123**
2005 Movements in carrying amount					
Additions	93	–	7	15	115
Business combinations – Mellin	185	349	–	–	534
Amortisation	–	(2)	–	(8)	(10)
Reclassifications	–	–	–	1	1
Exchange rate differences	4	–	–	–	4
	282	**347**	**7**	**8**	**644**
31 December 2005					
Costs	321	415	7	42	785
Accumulated amortisation and impairment	–	(3)	–	(15)	(18)
Carrying amount	**321**	**412**	**7**	**27**	**767**
2006 Movements in carrying amount					
Additions	51	–	9	24	84
Business combinations – EAC Nutrition (note 29)	516	860	–	4	1,380
Business combinations – Golden Circle (note 29)	10	2	–	–	12
Amortisation	–	(1)	(2)	(12)	(15)
Disposals	–	–	–	(2)	(2)
Exchange rate differences	(43)	(52)	–	1	(94)
	534	**809**	**7**	**15**	**1,365**
31 December 2006					
Costs	855	1,223	16	70	2,164
Accumulated amortisation and impairment	–	(2)	(2)	(28)	(32)
Carrying amount	**855**	**1,221**	**14**	**42**	**2,132**
Amortisation period (years)	–	0-15	3-5	3-4	

Business combinations in 2006 relate to the acquisition of EAC Nutrition Ltd. A/S ('Dumex') on 2 January 2006 and the acquisition of Golden Circle on 19 June 2006. Please refer to note 29 on business combinations. Business combinations in 2005 related to the acquisition of Mellin S.p.A. ('Mellin') on 23 June 2005.

Notes to the consolidated *balance sheet*

Goodwill
Additions to goodwill in 2006 include the increase of the estimated exercise price of the put option on shares in Nutricia Poland B.V. This option, without expiration date and first exercisable as of 31 December 2008, is embedded in the purchase agreement between the company and the other shareholder. Reference is also made to note 26 on other liabilities. In addition, an amount of € 31 million has been added to goodwill representing the estimated price to be paid to minority shareholders as a result of the intended delisting of the company's subsidiary PT Sari Husada Tbk.

In 2005, additions to goodwill comprised the purchase of additional shares in PT Sari Husada Tbk and the increase of the estimated exercise price of the put option on shares in Nutricia Poland B.V.

For impairment testing purposes, goodwill acquired in a business combination is allocated to Cash Generating Units (CGUs) that are expected to benefit from the business combination in which the goodwill arose. The carrying amounts of goodwill have been allocated as follows:

€ million	CGU	**31 December 2006**	31 December 2005
Dumex	Dumex	**475**	–
Mellin	Baby Food	**185**	185
PT Sari Husada Tbk	Indonesia	**120**	90
Nutricia Poland B.V.	Poland	**57**	38
Golden Circle	Australia and New Zealand	**10**	–
Other Baby Food	Baby Food	**4**	4
Other Clinical Nutrition	Clinical Nutrition	**4**	4
		855	**321**

The recoverable amounts of the CGUs have been determined from value-in-use calculations. The key assumptions for the value-in-use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Discount rates are estimated using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs, whereas growth rates are based on industry growth forecasts within the respective geographical areas the CGUs are operating. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market. The company prepares cash flow forecasts derived from the most recent financial budgets approved by the Executive Board for the next three years and extrapolates cash flows for the following years based on a certain growth rate, which generally does not exceed the average long-term growth rate for the relevant markets. The rate used to discount the forecast cash flows is company-specific. The company concluded that there is no need for any impairment charge. We have also performed sensitivity analyses around the current assumptions and concluded that no reasonably possible changes in key assumptions would cause the carrying amount of each of the CGUs (including goodwill) to exceed its recoverable amount.

Brands

€ million	**31 December 2006**	31 December 2005
Dumex	**808**	–
Mellin	**349**	349
Tutteli and Muksu	**56**	56
Other brands	**8**	7
	1,221	**412**

The Dumex, Mellin, Tutteli and Muksu brands are considered to have an indefinite useful life due to the stability of the industry and markets in which the assets are deployed, the continuous technical, technological and commercial maintenance of the assets, and the resulting long-term usage. All of these brands are long-standing and well known in their respective markets. The fair values of the Dumex and Mellin brands are determined by applying a relief-from-royalty approach. This method assumes that if a brand was not owned by the company, it would have to be used through a royalty agreement. The value of actually owning the brand instead, equals the benefits of not having to pay royalty fees. The brands have been tested for impairment based on the fair value, taking into account estimated discounted future cash flows using a company-specific discount rate. Based on these tests we concluded that the brands are not impaired.

Other brands have a finite useful life and are amortised over their estimated useful lives of 2.5–15 years. These other brands include a licence on the Golden Circle brand name, which the company acquired through a four-year licence agreement upon completion of the business combination mentioned above. Please refer to note 29 on business combinations.

Other intangible assets
Research and development expenditure recognised as an expense in the income statement amounted to € 47 million (2005: € 38 million). Next to this, during 2006 an amount of € 9 million (2005: € 7 million) has been capitalised for development activities. These development costs are internally generated. Software is purchased externally and also developed internally.

None of the intangible assets are pledged or restricted. Other than the liability as a result of the delisting of PT Sari Husada Tbk as referred to above, there are no further contractual commitments for the acquisition of intangible assets.

13 Financial assets

€ million	Investment in joint venture	Loan to joint venture	Other loans	Other financial assets	Total
1 January 2005	**6**	**8**	**12**	**2**	**28**
Additions	–	–	–	6	6
Share in profit of joint venture	3	–	–	–	3
Redemptions	–	(2)	(7)	(2)	(11)
31 December 2005	**9**	**6**	**5**	**6**	**26**
Additions	–	–	3	3	6
Share in profit of joint venture	2	–	–	–	2
Redemptions	–	–	(2)	(2)	(4)
Impairment charges (note 5)	(8)	(6)	(1)	–	(15)
Release	(3)	–	–	–	(3)
31 December 2006	**–**	**–**	**5**	**7**	**12**

On 18 December 2006 the company sold its 42.5% interest in the joint venture Home Care Therapie Management GmbH ('HTMa', formerly known as 2. HSC Home SUPPLY + CARE Beteiligungs GmbH). The divestment resulted in an impairment loss of € (8) million. Furthermore, the put option on the relevant partner's shares in HTMa amounting to € 3 million, which previously had been recognised as part of goodwill for the joint venture, was released. Please refer to note 26 on other liabilities. Loans to HTMa, to its subsidiaries, and to a former shareholder in HTMa were also impaired as part of the divestment.

Other financial assets include a long-term receivable in relation to the sale in 2005 of the Baby Food plant in Arceburgo, Brazil, amounting to € 3 million (2005: € 3 million), which is due in May 2009, as well as non-current capitalised loan fees regarding the credit facility and US private placements amounting to € 2 million.

The carrying amounts of the company's financial assets approximate the fair values.

14 Deferred income tax

€ million	**31 December 2006**	31 December 2005
Deferred income tax assets	**303**	362
Deferred income tax liabilities	**(377)**	(181)
Deferred income tax (net)	**(74)**	**181**

The deferred income tax assets at 31 December 2006 amounted to € 303 million after a reduction of € 36 million following the decrease in corporate income tax rates in mainly the Netherlands.

The deferred income tax assets at 31 December 2005 amounted to € 362 million after a reduction of € 10 million following the decrease in Dutch corporate income tax rates from 31.5% in 2005 to 29.6% in 2006 and to 29.1% in 2007 as enacted in December 2005.

Recovery after one year
Of the above-mentioned deferred income tax assets and liabilities, the following amounts are expected to be recovered and settled after more than one year:

Deferred income tax assets: € 229 million (2005: € 330 million)
Deferred income tax liabilities: € (360) million (2005: € (178) million)

Movements in deferred income tax are as follows:

€ million	Deferred income tax assets	Deferred income tax liabilities	Deferred income tax net
1 January 2005	**374**	**(58)**	**316**
Business combinations – Mellin	–	(122)	(122)
Recognised in the income statement	(11)	–	(11)
Recognised directly in equity	9	–	9
Movement in tax rates	(10)	–	(10)
Exchange rate differences	–	(1)	(1)
31 December 2005	**362**	**(181)**	**181**
Business combinations – EAC Nutrition (note 29)	2	(244)	(242)
Recognised in the income statement	(15)	30	15
Recognised directly in equity	(8)	–	(8)
Movement in tax rates	(36)	–	(36)
Exchange rate differences	(2)	18	16
31 December 2006	**303**	**(377)**	**(74)**

Of the amount of € 15 million recognised in the income statement in 2006, € 278 million related to property, plant and equipment and goodwill, € 9 million to inventories, € 4 million to provisions, € (308) million to tax loss carry forwards and € 32 million to other.

Of the amount of € (11) million recognised in the income statement in 2005, € 3 million related to property, plant and equipment and goodwill, € 1 million to inventories, € 4 million to provisions, € (21) million to tax loss carry forwards and € 2 million to other.

Deferred income tax recognised directly in equity:

€ million	**2006**	2005
Stock options reserve	**(2)**	4
Hedging reserve	**(2)**	2
Employee benefits reserve	**1**	3
Other reserves	**(5)**	–
	(8)	**9**

In 2005 deferred income tax of € 21 million was transferred from the convertible debenture loan reserve to retained earnings, due to the realisation of the equity component of the convertible debenture loan through profit.

Deferred income tax by type:

€ million	**31 December 2006 DTA**	**31 December 2006 DTL**	31 December 2005 DTA	31 December 2005 DTL
Property, plant and equipment, and goodwill	**250**	**(5)**	10	(6)
Brands	**–**	**(339)**	–	(112)
Inventories	**14**	**–**	6	(1)
Provisions	**14**	**–**	11	–
Tax loss carry forward	**29**	**–**	336	–
Hedging reserve	**–**	**(1)**	2	–
Convertible debenture loan reserve	**–**	**(20)**	–	(21)
Employee benefits reserve	**14**	**–**	14	–
Stock options reserve	**4**	**–**	6	–
Revaluation reserve	**–**	**(9)**	–	(10)
Other	**9**	**(34)**	9	(63)
	334	**(408)**	**394**	**(213)**
Off-setting of deferred income taxes	**(31)**	**31**	(32)	32
	303	**(377)**	**362**	**(181)**

Notes to the consolidated *balance sheet*

At 31 December 2006, the company had unused tax losses of € 101 million (2005: € 1,148 million) available for off-set against future profits. Deferred income tax assets have been recognised in respect of € 29 million (2005: € 336 million) of such losses. The breakdown of recognised deferred income tax assets from tax losses carried forward is as follows:

		31 December 2006		31 December 2005	
€ million	Tax %	**Tax losses**	**DTA**	Tax losses	DTA
Netherlands	29.6 – 25.5	**57**	**17**	1,111	325
Nutricia Germany	36.0 – 30.8	**16**	**6**	9	3
Milupa Spain	35.0 – 30.0	**19**	**5**	21	7
Other		**9**	**1**	7	1
		101	**29**	**1,148**	**336**

Measurement and recognition deferred income tax asset
On 15 December 2006, the company signed a heads of agreement with the Dutch tax authorities primarily in relation to the deferred income tax asset, amongst other matters.

Part of this agreement is the recognition of goodwill for corporate income tax purposes in the amount of € 1,241 million, following the completion of an internal reorganisation mid-2004. The goodwill is to be utilised over the years 2004 through 2013, subject to certain financial covenants agreed with the Dutch tax authorities.

The company is confident that the period in which the goodwill is to be utilised for corporate income tax purposes forms a sound basis for a full valuation of a deferred tax asset in the amount of € 246 million as per 31 December 2006. This valuation is based on projections derived from the company's strategic plan and takes account the decrease in the Dutch corporate income tax rate from 29.1% to 25.5% as enacted on 30 November 2006.

No deferred tax asset has been recognised in respect of € 14 million (2005: € 14 million) due to the unpredictability of future profit streams. All unrecognised tax losses may be carried forward indefinitely. The breakdown per country of unrecognised tax losses is as follows:

€ million	**2006**	2005
China	**–**	2
Argentina	**2**	4
Portugal	**3**	4
Hong Kong	**9**	4
	14	**14**

15 Derivative financial instruments

	31 December 2006		31 December 2005	
€ million	**Assets**	**Liabilities**	Assets	Liabilities
Non-current				
Interest rate cash flow hedges	**–**	**–**	–	(13)
Cross-currency interest rate swaps	**–**	**(30)**	9	–
	–	**(30)**	**9**	**(13)**
Current				
Interest rate cash flow hedges	**–**	**(5)**	–	–
Currency cash flow hedges	**–**	**(1)**	2	(1)
	–	**(6)**	**2**	**(1)**

Cross-currency interest rate swaps
At 31 December 2006, the fair value of the outstanding cross-currency interest rate swaps was € (30) million (2005: € 9 million). These derivatives are designated as hedge instruments for and have a duration similar to the US private placements and their related interest payments.

At 31 December 2006, the cross-currency interest rate swaps executed in June 2005 had a fair value of € (11) million (2005: € 10 million). This fair value comprises a currency element of € (14) million (2005: € 17 million) and an interest element of € 3 million (2005: € (7) million). The fair value changes of the currency element are recognised in the income statement. The fair value changes in the interest element are recognised directly in equity.

At 31 December 2006, the cross-currency interest rate swaps executed in December 2005 had a fair value of € (19) million (2005: € (1) million). This fair value comprises a currency element of € (18) million (2005: € (1) million) and an interest element of € (1) (2005: nil). The fair value changes in both the currency and interest element are recognised in the income statement.

These fair values are based on quoted market prices for interest and currencies at the balance sheet date.

For these derivatives, hedge accounting has been applied.

Interest rate cash flow hedges
At 31 December 2006, the current interest rate swap with a nominal value of € 400 million and a duration from July 2005 – July 2007 had a fair value of € (5) million, including accrued interest. At 31 December 2005, this non-current interest rate swap had a fair value of € (13) million.

Currency cash flow hedges
At 31 December 2006, forward contracts of notional € 83 million were outstanding, primarily in respect of the sale of pounds sterling, US dollars, and Polish zlotys. In addition, forward contracts of notional € 15 million were outstanding, mainly relating to buying pounds sterling, US dollars and Czech korunas. These forward contracts have a net fair value of nil.

At 31 December 2005, forward contracts of notional € 96 million were outstanding, primarily in respect of the sale of pounds sterling, Czech korunas, Polish zlotys and US dollars. In addition, forward contracts of notional € 28 million were outstanding, mainly relating to buying pounds sterling, Australian dollars and Swiss francs. These forward contracts had a net fair value of € 1 million, being € 2 million receivable and € 1 million payable.

For these derivatives, hedge accounting has been applied.

16 Inventories

€ million	31 December 2006	31 December 2005
Raw materials	**49**	30
Packaging	**13**	9
Semi-finished products	**21**	17
Finished products	**173**	142
Other	**7**	6
Valuation allowance	**(11)**	(10)
	252	**194**

An amount of € 1,253 million (2005: € 972 million) has been recognised in the income statement as cost of goods. Included in this amount are write-downs of and other losses related to inventories of € 33 million (2005: € 10 million).

None of the inventories are pledged.

17 Trade receivables

The valuation allowance for impaired trade receivables amounted to € 13 million (2005: € 14 million). During the year, an impairment charge of € 1 million (2005: € 2 million) was recognised in the income statement in respect of trade receivables.

The fair value of trade receivables approximates the carrying amount.

The company has no significant concentrations of credit risk.

18 Other receivables

€ million	31 December 2006	31 December 2005
Due from joint venture (note 30)	**–**	6
Other receivables	**50**	38
Prepaid expenses	**26**	24
	76	**68**

19 Cash and cash equivalents

€ million	31 December 2006	31 December 2005
Cash at bank and in hand	**154**	111
Short-term bank deposits	**121**	1,346
Cash equivalents	**5**	–
	280	**1,457**
Average effective interest rate	**3.6%**	2.2%

Cash at bank and in hand is readily and freely available for use. In a large number of countries compensating balance and interest arrangements have been made with banks.

The bank deposits have an average roll-over period of less than one week and are readily and freely available. An amount of € 1.2 billion representing the purchase consideration for the Dumex acquisition and included in bank deposits at 31 December 2005 was paid on 2 January 2006.

Cash equivalents relate to short-term listed investments.

The carrying amounts of cash and cash equivalents approximate the fair values.

20 Non-current assets held for sale

€ million	2006	2005
1 January	**22**	–
Transfer from property, plant and equipment (note 11)	14	22
Business combinations – EAC Nutrition (note 29)	12	–
Impairment charges (note 5)	(1)	–
Assets sold during the year	(24)	–
31 December	**23**	**22**

In 2006, the transfer from property, plant and equipment mainly relates to outsourcing of the company's Baby Food plant in Macroom, Ireland, as announced on 28 March 2006. Business combinations relate to Dumex India Pvt Ltd. that – as part of EAC Nutrition – had been acquired with a view to sell, which sale was completed on 30 June 2006.

In 2005, the transfer from property, plant and equipment comprised assets from certain plants included in the Baby Food division's project Focus (announced in 2003) as well as the company's former headquarters in Zoetermeer, the Netherlands.

Impairment charges relate to the company's policy to measure property held for sale at the lower of cost or fair value less cost to sell. As a result impairment charges were recognised in order to reflect the estimated lower sales value of these assets as compared to their carrying amount.

Notes to the consolidated *balance sheet*

21 Equity

€ million	Share capital	Share premium	Currency translation reserve	Stock options reserve	Revaluation reserve	Hedging reserve	Convertible debenture loan reserve	Retained earnings	Issued capital and reserves attributable to equity holders	Minority interest	Total equity
1 January 2005	**42**	**1,027**	**(14)**	**7**	**31**	**(18)**	**90**	**(1,467)**	**(302)**	**17**	**(285)**
Stock options costs	–	–	–	15	–	–	–	–	15	–	15
Net result recognised directly in equity	–	–	19	–	–	(2)	–	(11)	6	1	7
Issue of share capital – Mellin	2	215	–	–	–	–	–	(1)	216	–	216
Issue of share capital – EAC Nutrition	4	546	–	–	–	–	–	(9)	541	–	541
Issue of share capital – stock options	–	9	–	–	–	–	–	–	9	–	9
Profit for the year	–	–	–	–	–	–	–	198	198	3	201
Increase in ownership of subsidiaries	–	–	–	–	–	–	–	–	–	(14)	(14)
Repurchase of shares in subsidiaries	–	–	–	–	–	–	–	(4)	(4)	(1)	(5)
Dividends paid	–	–	–	–	–	–	–	–	–	(4)	(4)
Redemption convertible debenture loan (net of tax)	–	–	–	–	–	–	(42)	43	1	–	1
31 December 2005	**48**	**1,797**	**5**	**22**	**31**	**(20)**	**48**	**(1,251)**	**680**	**2**	**682**
Stock options costs	–	–	–	30	–	–	–	–	30	–	30
Net result recognised directly in equity	–	–	(93)	–	–	21	–	8	(64)	1	(63)
Issue of share capital – stock options	–	37	–	–	–	–	–	–	37	–	37
Profit for the year	–	–	–	–	–	–	–	202	202	1	203
Dividends paid	–	(14)	–	–	–	–	–	–	(14)	–	(14)
Other	–	7	–	(7)	–	–	1	(3)	(2)	–	(2)
31 December 2006	**48**	**1,827**	**(88)**	**45**	**31**	**1**	**49**	**(1,044)**	**869**	**4**	**873**

In 2006 total net cash flow hedge fair value gains recognised directly in equity amounting to € 21 million (2005: € (2) million) comprise an amount of € 20 million (2005: € (9) million) recognised directly in equity and € 1 million (2005: € 7 million) transferred to the income statement.

In 2006 and 2005 accumulated actuarial gains and losses recognised net of tax directly in equity amounted to € (8) million and € (15) million, respectively. Please refer to the consolidated statement of recognised income and expense. The actuarial gains recognised directly in equity in 2006 are caused primarily by changed discount rates and better than expected returns on plan assets as compared to 2005.

The currency translation reserve, revaluation reserve and an amount of € 16 million (2005: € 7 million) included in retained earnings (relating to capitalised development costs and software) are not distributable.

22 Minority interest

Minority interest in the consolidated income statement and consolidated balance sheet comprises the following subsidiaries:

%	Country	2006	2005
Nutricia Bago S.A.	Argentina	**49.0**	49.0
PT Sari Husada Tbk	Indonesia	**1.4**	1.4
PT Sugizindo	Indonesia	**1.4**	1.4
OAO Istra Nutricia Baby Food	Russia	**1.1**	1.1
Nutricia Russia LLC	Russia	**0.3**	0.3
Dumex Ltd. Thailand (acquired in 2006)	Thailand	**1.1**	–

23 Borrowings

Non-current borrowings can be specified as follows:

€ million	**31 December 2006**	31 December 2005
Credit facility	**625**	1,090
Other bank loans	**80**	–
US private placements	**474**	525
Convertible debenture loan 2003	**302**	292
Convertible personnel debenture loans	**5**	6
Finance lease liabilities	**5**	–
	1,491	**1,913**

The movement in non-current borrowings is as follows:

€ million	Credit facility	Other bank loans	US private placements	Convertible debenture loan 2003	Convertible personnel debenture loans	Finance lease liabilities	**Total non-current borrowings 31 December 2006**	Total non-current borrowings 31 December 2005
1 January	**1,090**	**–**	**525**	**292**	**6**	**–**	**1,913**	1,140
Increase	25	80	–	–	1	5	**111**	2,004
Interest expense	–	–	–	10	–	–	**10**	16
Redemptions	(490)	–	–	–	(2)	–	**(492)**	(1,264)
Exchange rate differences	–	–	(51)	–	–	–	**(51)**	17
31 December	**625**	**80**	**474**	**302**	**5**	**5**	**1,491**	1,913

Maturity of non-current borrowings can be specified as follows:

€ million	Credit facility	Other bank loans	US private placements	Convertible debenture loan 2003	Convertible personnel debenture loans	Finance lease liabilities	**Total non-current borrowings 31 December 2006**	Total non-current borrowings 31 December 2005
2008	–	–	81	–	1	–	**82**	2
2009	–	80	14	–	1	–	**95**	93
2010	625	–	53	302	2	–	**982**	18
2011	–	–	–	–	1	–	**1**	1,443
> 2011	–	–	326	–	–	5	**331**	357
	625	**80**	**474**	**302**	**5**	**5**	**1,491**	1,913

Credit facility

This concerns a committed unsecured revolving multi-currency credit facility in an aggregate amount of € 1.1 billion. The duration of the credit facility is from 16 December 2005 until 16 December 2010. The interest margin, which is linked to a leverage ratio grid, is currently 50 bps above Euribor.

At 31 December 2006, an amount of € 625 million (2005: € 1,090 million) was drawn under this facility at an average interest rate of 4.0%. Consequently, the company had undrawn borrowing facilities available of € 475 million (2005: € 160 million).

The fair value of amounts drawn under the credit facility at 31 December 2006 was € 625 million (2005: € 1,090 million). The effective interest rate for 2006 was 3.6% (2005: 3.4%).

Notes to the consolidated *balance sheet*

Other bank loans
Other bank loans relate to a three-year bilateral bank loan in the amount of € 80 million. The loan bears fixed interest, using a broadly similar margin grid as compared to the above-mentioned credit facility. The fair value of the loan at 31 December 2006 amounted to € 81 million. The effective interest rate for 2006 was 4.3%.

US private placements ('USPP')
On 23 June 2005, the company issued US$ 350 million and € 60 million in senior notes through a private placement in the USA. The senior notes consist of four tranches with maturities of seven years (US$ 90 million), nine years (US$ 85 million), ten years (US$ 125 million and € 32 million) and 12 years (US$ 50 million and € 28 million). The related dollar exposure has been hedged by a dollar/euro cross-currency swap, at a fixed euro interest rate of under 4%.

On 22 December 2005, the company issued US$ 198 million in senior notes through a second private placement in the USA. The senior notes consist of three tranches with maturities of three years (US$ 108 million), four years (US$ 20 million) and five years (US$ 70 million). The related dollar exposure has been hedged by a dollar/euro cross-currency swap, at a floating euro interest rate plus a margin. In accordance with fair value hedge accounting, the carrying amount of the December 2005 USPP tranches is based on their amortised cost adjusted for the market value of the related derivative. Please refer to note 15 on derivative financial instruments.

Interest on the senior notes is paid on a semi-annual basis.

Details of the private placements are as follows:

	Notional amounts (original currency millions)	Period	Interest rate	**Carrying amount 31 December 2006 (€ million)**	Carrying amount 31 December 2005 (€ million)
Series A	US$ 90	June 2005 – June 2012	4.70%	**68**	76
Series B	US$ 85	June 2005 – June 2014	4.97%	**65**	72
Series C	US$ 125	June 2005 – June 2015	5.02%	**95**	106
Series D	€ 32	June 2005 – June 2015	3.96%	**32**	32
Series E	US$ 50	June 2005 – June 2017	5.12%	**38**	43
Series F	€ 28	June 2005 – June 2017	4.11%	**28**	28
				326	**357**
Series A	US$ 108	December 2005 – December 2008	5.18%	**81**	91
Series B	US$ 20	December 2005 – December 2009	5.26%	**14**	17
Series C	US$ 70	December 2005 – December 2010	5.31%	**53**	60
				148	**168**
				474	**525**

The fair value of the private placements at 31 December 2006 was € 460 million (2005: € 513 million). The effective interest rates are varying from 4.0% – 5.4%.

Financial covenants
The covenants of the revolving credit facility, the US private placements and the three-year bilateral bank loan are related to the total net debt compared to EBITDA (leverage ratio) and EBITDA compared to the net interest expenses. EBITDA and net interest expenses are calculated on the basis of a 12-month rolling average and exclude the contribution of all divested businesses, while including acquisitions. The company operates comfortably within these covenants.

Convertible debenture loan 2003
This unsecured convertible debenture loan was issued in July 2003 for a nominal amount of € 345 million, bearing nominal interest at 3.0% per annum and maturing on 11 July 2010. The loan will be convertible into ordinary shares issued by the company at a conversion price of € 21.4123 per ordinary share. After 25 July 2008 the company is allowed to redeem the convertible debenture loan if the quotation of its shares has been at least 150% of the prevailing conversion price during 30 consecutive days.

The nominal value of the convertible debenture loan has been split between a liability component and an equity component, representing the fair value of the embedded option to convert the liability into equity of the company. The equity component at the date of issuance amounted to € 47 million (net of tax).

At 31 December 2006 unamortised interest amounted to € 43 million (2005: € 53 million). Interest expense on the convertible debenture loan is calculated using the effective interest method by applying an effective interest rate of 7.1% at 1 July 2003.

At 31 December 2006 the fair value of the convertible debenture loan amounted to € 697 million (2005: € 606 million), including the value of the conversion option of € 365 million (2005: € 274 million).

Convertible personnel debenture loans
Participating employees can convert their debenture loans at the conversion price into ordinary shares issued by the company.

The convertible personnel debenture loans are subordinated in right of payment to the claims of the holders of unsecured and non-subordinated payment obligations of the company, except for the holders of other subordinated loans. This relates to all existing or future liabilities.

Please refer to note 31 on remuneration for more details.

Current borrowings
Current borrowings consist of the following:

€ million	**31 December 2006**	31 December 2005
Bank overdrafts	**46**	30
Commercial paper	**124**	31
Other	**1**	1
	171	**62**

Bank overdrafts represent bank balances that could not be off-set against cash and cash equivalents.

In October 2005 the company initiated a new commercial paper programme which is used to finance trade working capital. Commercial paper in use at 31 December 2006 was drawn in October, November and December. At 31 December 2006, the average interest rate was 3.7% (2005: 2.45%) and the average number of remaining maturity was 23 days (2005: 34 days).

Other includes convertible personnel debenture loans that will mature in July 2007.

The carrying amount of current borrowings approximates the fair value.

24 Employee benefits obligations
Employee benefits obligations recognised in the consolidated balance sheet can be detailed as follows:

€ million	**31 December 2006**	31 December 2005
Defined benefit plans (funded)	**161**	167
Defined benefit plans (unfunded)	**74**	73
	235	**240**
Other post-employment benefits	**7**	7
Other long-term benefit plans	**2**	1
	244	**248**
Plan assets	**(143)**	(138)
Net liability	**101**	**110**

Changes in the present values of the defined benefit obligations are as follows:

€ million	Defined benefit plans	Other post-employment benefit plans	Other long-term benefit plans	Total defined benefit obligations
1 January 2005	**211**	**4**	**3**	**218**
Current service cost	4	–	–	4
Interest cost	11	–	–	11
Contributions by plan participants	1	–	–	1
Actuarial losses	25	–	–	25
Exchange rate differences	2	–	–	2
Benefits paid	(12)	(1)	(2)	(15)
Business combinations – Mellin	–	4	–	4
Curtailments	(1)	–	–	(1)
Settlements	(1)	–	–	(1)
31 December 2005	**240**	**7**	**1**	**248**
Current service cost	4	1	–	5
Interest cost	10	–	–	10
Contributions by plan participants	1	–	–	1
Actuarial gains and losses	(7)	(1)	1	(7)
Exchange rate differences	(3)	–	–	(3)
Benefits paid	(12)	–	–	(12)
Business combinations – EAC Nutrition (note 29)	1	–	–	1
Curtailments	1	–	–	1
31 December 2006	**235**	**7**	**2**	**244**

Changes in the fair values of plan assets are as follows:

€ million	**2006**	2005
1 January	**138**	**120**
Expected return on plan assets	**7**	7
Actuarial gains and losses	**(1)**	11
Exchange rate differences	**–**	2
Contributions by the employer	**7**	5
Contributions by plan participants	**1**	1
Benefits paid	**(9)**	(7)
Settlements	**–**	(1)
31 December	**143**	**138**

Notes to the consolidated *balance sheet*

The average expected rate of return is based on the yields of long-term corporate bonds plus additional return for equity instruments based on historical experience. The actual return on plan assets in 2006 was € 9 million (2005: € 18 million). The company expects to contribute approximately € 7 million to its defined benefit plans in 2007. The company's plan assets consist primarily of listed shares and fixed-interest securities of which the allocation per major category of assets is as follows:

Plan assets	**2006**	2005
Equity instruments	**41%**	37%
Debt instruments	**59%**	63%
	100%	**100%**

These plan assets do not include any of the company's own financial instruments, nor any property or other assets occupied or used by the company.

The principal assumptions used for the purpose of the actuarial valuations are as follows:

Weighted average assumptions			**2006**					2005
% (unless otherwise stated)	**Pension benefits UK and Ireland**	**Pension benefits rest of Europe**	**Pension benefits Asia-Pacific**	**Other post-employment benefits**	Pension benefits UK and Ireland	Pension benefits rest of Europe	Pension benefits Asia-Pacific	Other post-employment benefits
Mortality rates[a]	**21-26**	**18-24**	**18-23**		21-24	18-24	18-23	
Discount rates	**4.9**	**4.5**	**11.0**	**4.6**	4.9	4.0	12.0	4.3
Expected return on plan assets	**6.4**	**4.9**	**8.0**	**–**	6.4	4.5	10.0	–
Rate of wage inflation	**3.9**	**2.4**	**10.0**	**2.4**	3.9	2.5	10.0	3.0
Rate of compensation increase	**3.0**	**1.5**	**–**	**–**	2.9	1.5	–	–
Rate of benefit increase	**3.0**	**1.5**	**–**	**–**	2.8	1.5	–	–

[a] Average life expectation in years after retirement age.

The history of the plan for the current and prior years, is determined prospectively from 2004 onwards:

€ million	**31 December 2006**	31 December 2005	31 December 2004
Present value of the defined benefit obligations	**244**	248	217
Fair value of the plan assets	**(143)**	(138)	(120)
Deficit	**101**	**110**	**97**
Experience adjustments on plan liabilities	**(7)**	25	8
Experience adjustments on plan assets	**(1)**	11	1

Amounts recognised as part of employee benefits expense in the consolidated income statement in respect of defined benefit plans are as follows:

€ million	**2006**	2005
Current service cost	**5**	4
Interest cost	**10**	11
Expected return on plan assets	**(7)**	(7)
Curtailment and settlement	**1**	(1)
Pension costs defined benefit plans (note 4)	**9**	**7**

25 Provisions

€ million	Restructuring	Other	Total
1 January 2005	**26**	**21**	**47**
Additions	1	7	8
Business combinations – Mellin	–	2	2
Usage	(20)	(1)	(21)
Reversals	(2)	(5)	(7)
31 December 2005	**5**	**24**	**29**
Additions	7	5	12
Usage	(4)	(5)	(9)
Reversals	(2)	(10)	(12)
31 December 2006	**6**	**14**	**20**

Other provisions include provisions for sales returns, claims and litigation and guarantees given to third parties.

Maturities of provisions can be specified as follows:

€ million	Restructuring	Other	**Total 31 December 2006**	Total 31 December 2005
< 1 year	6	8	**14**	22
1–5 years	–	6	**6**	4
> 5 years	–	–	**–**	3
	6	**14**	**20**	**29**

26 Other liabilities

The company has recognised liabilities in respect of a put option on the shares in Nutricia Poland B.V. This option, without expiration date and first exercisable as of 31 December 2008, is embedded in the purchase agreement between the company and the other shareholder. The liability is based on the discounted value of the expected strike price at 31 December 2008.

Liabilities amounting to € 4 million previously recognised in respect of the put option in the company's joint venture HTMa have been released due to the divestment of HTMa, for which reference is made to note 13 on financial assets.

27 Trade payables

Trade payables principally comprise amounts outstanding for trade purchases.

28 Other payables

€ million	**31 December 2006**	31 December 2005
Social security premiums	**5**	5
Wages and salaries	**58**	47
Accrued expenses	**114**	79
Other payables	**74**	37
	251	**168**

Other payables of € 76 million include an amount of € 31 million, being the company's estimated liability to minority shareholders of PT Sari Husada Tbk as a result of its intended delisting, for which reference is made to note 12 on intangible assets.

29 Business combinations

EAC Nutrition

On 2 January 2006, the company acquired 100% of the shares of EAC Nutrition Ltd. A/S ('Dumex') from The East Asiatic Company Ltd. A/S for an amount of € 1.2 billion in cash. The acquisition was financed by means of newly issued equity on 14 November 2005 and through use of the 2005 credit facility and the US private placement of 22 December 2005. The fair value of the shares issued amounted to € 550 million, being 16,591,252 shares of Royal Numico N.V. measured at the published share price of € 33.15 on 14 November 2005.

Dumex is the leading market player in China and is the market leader in its other core markets Thailand, Malaysia and Vietnam.

The company focused activities on profitable growth in these core markets and closed down the Dumex activities in the Philippines and sold respectively the Hangzhou Future cereals plant in China and the Dumex activities in India.

The acquired business contributed revenues of € 374 million and a profit of € 23 million to the company for the period from 2 January to 31 December 2006. Included in the company's profit are € 35 million of acquisition and integration costs and other restructuring-related costs.

Details of net assets acquired and goodwill recognised are as follows:

€ million	2006
Purchase consideration (net of cash acquired)	**1,194**
Fair value of net assets acquired	**678**
Goodwill	**516**

	Fair value	Carrying amount
Property, plant and equipment	46	70
Goodwill (note 12)	516	16
Brands (note 12)	860	–
Other intangible assets (note 12)	4	6
Financial assets	–	4
Deferred income tax assets (note 14)	2	2
Inventories	40	39
Receivables	52	50
Cash and cash equivalents	54	54
Non-current assets held for sale (note 20)	12	–
Employee benefits (note 24)	(1)	(1)
Deferred income tax liabilities (note 14)	(244)	(2)
Payables	(93)	(77)
	1,248	**161**

Golden Circle

On 19 June 2006, the company acquired the baby food business of Golden Circle Limited for a total consideration of € 13 million in cash. The Golden Circle baby food brand is one of the leading brand names in the weaning food category in Australia and New Zealand. The acquisition further strengthens the company's presence in the Asia-Pacific region and fits its high-growth, high-margin specialised nutrition strategy. The acquired business contributed revenues of € 4 million and a loss of € (1) million to the company for the period from 19 June to 31 December 2006. Had Golden Circle's baby food business been acquired per 1 January 2006, sales of the company would have been € 2,627 million. The company has concluded

Notes to the consolidated *balance sheet*

the purchase price allocation for Golden Circle which is incorporated in the consolidated balance sheet at 31 December 2006. Goodwill amounts to € 10 million and is attributable to the expected synergies for the company's existing business in Australia and New Zealand. The brand value amounts to € 2 million, reflecting the expected future cash flows arising from the acquired Golden Circle brand. This brand is considered to have a finite useful life as it is acquired by means of a four-year licence agreement. Since it is the company's intention to re-brand the Golden Circle products to its own Nutricia branded products by the end of 2008, the brand value is amortised on a straight-line basis over 2.5 years.

30 Related-party transactions
In 2006 related party transactions comprised sales to the company's former joint venture HTMa of € 4 million (2005: € 7 million). There are no purchase transactions with related parties. Due to the divestment of HTMa in December 2006, receivable balances at 31 December 2006 amount to nil.

31 Remuneration
Remuneration policy
Introduction
In accordance with the Articles of Association, the remuneration of the Executive Board members is the responsibility of the Supervisory Board as a whole. Resolutions on the remuneration recommended by the remuneration committee and adopted by the Supervisory Board should be in line with the remuneration policy (including equity-based compensation) for Executive Board members as adopted by the General Meeting of Shareholders. The remuneration committee uses external advice from Hewitt, United Kingdom.

The Supervisory Board has appointed a remuneration committee from among its members to compose proposals, advice and recommendations for the Supervisory Board regarding the remuneration policy and the remuneration of individual Executive Board members, and to prepare the remuneration report.

Furthermore, the remuneration committee advises the Supervisory Board on the yearly targets for the Executive Board and prepares the allocation of options and rights to acquire shares to senior management. The remuneration of the Supervisory Board members is decided on by the General Meeting of Shareholders.

The following is an overview of the remuneration policy that was adopted by the General Meeting of Shareholders in 2004. It takes into account the best practice recommendations of the Dutch Corporate Governance Code ('the Code'). The remuneration policy complies with best practice provisions II.2.1 – II.2.8 of the Code.

Any future material changes will be submitted to the General Meeting of Shareholders for adoption.

Remuneration policy statement
To achieve our objective of being a high-growth, high-margin specialised nutrition company it is essential that the executive remuneration programmes reward the Executive Board members for achieving stretched targets for short- and long-term performance, including out-performance relative to our peer group.

In order to achieve this, we provide a competitive basic package but with the opportunity to achieve significant rewards if the company continues to consistently out-perform versus a very challenging peer group, reflected in further growth in shareholder value.

For senior managers we have installed a similar approach as adopted for the Executive Board. This will engender a performance-driven culture, reflecting the company's ambitions and its position in the international market.

Remuneration strategy
The Supervisory Board has adopted a transparent remuneration strategy for the Executive Board that is aligned with the company's business strategy to seek profitable growth and it contains performance-related short- and long-term incentives.

The approach which the remuneration committee has recommended is to target base salary at the median of the remuneration peer group, and to provide bonus and longer-term incentive opportunity such that in due course, upper-quartile rewards could arise but only if upper-decile company performance is achieved over the next years. This means that the entire package is highly leveraged to future performance.

The remuneration peer group consists of the following companies in the FMCG/Food and Pharmaceutical/Healthcare sectors:

Abbott Laboratories	Fresenius
Akzo Nobel	HJ Heinz
Bristol-Myers Squibb	Heineken
Cadbury Schweppes	Kellogg Co
Campbell Soup Company	Novo Nordisk
Colgate Palmolive	Reckitt Benckiser
Danone	

The Supervisory Board retains the right to amend the remuneration peer group if, in its discretion, it finds legitimate reasons to make such changes.

Remuneration elements
The remuneration of the Executive Board members currently comprises the following elements: base salary, annual bonus, stock options, performance shares and pension arrangements.

In order to assess the competitiveness of the remuneration packages it is necessary to consider these elements in relation to the remuneration peer group and to our aspiration to target base salary at the median of the remuneration peer group, and to provide bonus and longer-term incentive opportunity such that in due course, upper-quartile rewards could arise but only if upper-decile company performance is achieved over the next years. Accordingly, our advisers are asked to carry out a benchmarking exercise and make recommendations on suitable levels of remuneration based on their findings.

The component of base salary is fixed, whereas the components of annual bonus, stock options and performance shares are variable. The company considers variable compensation an important part of the remuneration package of Executive Board members. The bonus targets and performance criteria reflect the key drivers for value creation and medium- to long-term growth in shareholder value. Therefore, a considerable part of the total compensation consists of variable compensation which depends on meeting challenging performance criteria over a number of years.

Base salary
The base salary policy for Executive Board members is to position base salaries at the median of the peer group.

Annual bonus
The members of the Executive Board are eligible to participate in a short-term incentive programme that provides an annual bonus for the achievement of predetermined targets of the preceding financial year.

The annual bonus scheme applicable to Executive Board members is based on quantitative targets, namely sales, EBITA and free cash flow. They may also be based on qualitative targets. For 2007, the relative weight of the quantitative criteria is set at 40%, 40% and 20% respectively. The quantitative criteria reflect the financial parameters that the Supervisory Board considers to be the most critical annual measures to enable the business to achieve the goal of remaining a high-growth, high-margin specialised nutrition company.

Achievement against these targets will be assessed following the end of the financial year and on the basis of audited results.

Stock options and performance shares
Annual stock options and performance shares for Executive Board members and senior management are granted up to a maximum of 1.5% of the issued share capital.

Annual stock options and performance shares are granted by the Supervisory Board on the basis of a plan setting out the targets and criteria that apply to the vesting of the options and performance shares. This plan (and the quantitative targets included therein) can only be amended by the Supervisory Board on the recommendation of the remuneration committee.

Stock options
The stock options granted are conditional and 40% of the stock options granted will vest if the Total Shareholder Return ('TSR') of the company is at least at the median compared to the TSR of the comparator group. If performance is below median, vesting is nil. All stock options become exercisable if the company is ranked in the upper decile relative to the comparator group over a period of three years. A TSR position between the median and the upper decile will trigger vesting of part of the stock options on a sliding scale between the two points, according to the following scheme:

TSR ranking after 3 years within comparator group	Proportion of the base allocation vesting
1–2 (upper decile)	100%
3	92.5%
4	85%
5	77.5%
6	70%
7	62.5%
8	55%
9	47.5%
10 (median)	40%
11–19	0%

The comparator group for the TSR ranking for stock options is as follows:

Associated British Foods	Johnson & Johnson
Beiersdorf	Kellogg Co
Cadbury Schweppes	Kraft
Campbell Soup Company	Nestlé
Colgate Palmolive	Northern Foods
Danone	Procter & Gamble
Diageo	Reckitt Benckiser
HJ Heinz	Sara Lee
Heineken	Unilever

This group is similar to but not identical to the peer group referred to above with respect to remuneration positioning. The reason for the differences is that this group represents those companies that the company seeks to outperform in the market and which are considered as performance peers by the investor community. The Supervisory Board retains the right to amend the performance peer group, if, in its discretion, it finds legitimate reasons to make such changes.

For the purposes of carrying out this assessment, TSR for each company will be calculated by taking the average share price for the period 1 October to 31 December prior to the first plan year, and comparing this with the average share price for the period 1 October to 31 December in the last plan year. Dividends paid during the three-year period will be notionally reinvested on the date of payment and only companies whose shares are listed at both the beginning and end of the three-year period will be included in the ranking. The relative ranking vesting formula will be adjusted appropriately if a company falls out of the comparator group.

Stock option award sizes will remain at the full discretion of the Supervisory Board.

Performance shares
A performance share plan to further focus the Executive Board members and senior management on the growth of long-term sustainable value for shareholders was introduced in 2004.

Vesting of the performance shares is driven by a target related to the earnings per share (EPS) and shares vest after a three-year period provided that the average EPS growth per annum is equal to or greater than 9%. The 9% threshold is well above the market average. The following sliding scale applies.

EPS Growth per annum	Percentage vesting
Greater than 15%	100%
14%	90%
13%	80%
12%	70%
11%	60%
10%	50%
9%	40%
Less than 9%	0%

Performance share award sizes will remain at the full discretion of the Supervisory Board, but it is anticipated that awards will be made in relationship to the stock option award size in order to meet the desired target reward levels.

Notes to the consolidated *balance sheet*

Individual qualitative targets will be used to differentiate the grants within our long-term incentive plans.

Shareholding obligation
A shareholding obligation for the Executive Board members of 100% of base salary to be accumulated over four years was introduced. This shareholding requirement can be met in several ways including, for example, reinvesting part of the annual bonus payment in the company's shares, or retaining shares upon exercise of stock options and vested performance shares.

All transactions in Numico securities, the exercise of stock options and the sale of shares received under the performance share plan are restricted by law and the company's rules and regulations concerning insider trading. All grants and transactions are notified to the Dutch Regulator (Authority for the Financial Markets, or AFM).

Allowances and benefits in kind
Members of the Executive Board benefit from allowances and/or benefits in kind. The majority of these allowances and benefits comprise of elements based on general local practice (such as a contribution to healthcare costs, fixed annual cost allowances) or relate to specific international circumstances (such as relocation costs, schooling, housing). The latter are often one-off amounts or time limited.

Loans
It is the policy of the company not to grant the Executive Board members any personal loans, guarantees or the like unless in the normal course of business and on terms applicable to the personnel as a whole, and after approval of the Supervisory Board. No remissions of loans shall be granted.

Senior management remuneration
The remuneration committee is informed on all major remuneration decisions for senior management of the company, and prepares the allocation of the total number of stock options and rights to acquire shares to senior management.

At this time the Supervisory Board does not expect to propose any changes to the remuneration policy for the coming year.

The Remuneration Policy is posted on the company's website www.numico.com.

Remuneration report – Executive Board
During 2006 the remuneration committee reviewed the current remuneration of the members of the Executive Board and checked whether the remuneration is in line with the stated remuneration policy. This review included a benchmark investigation conducted by the adviser to the remuneration committee, Hewitt. The remuneration committee did not recommend any changes to the remuneration policy. Therefore, it is expected that the remuneration policy, as approved by the General Meeting of Shareholders in 2004, will continue to be applied in 2007.

At 31 December 2006, the Executive Board consisted of seven members. Jan Bennink, Niraj Mehra, Jean-Marc Huët, Chris Britton and Ajai Puri were members throughout 2006. During the year Rudy Mareel resigned from the Executive Board effective 15 August 2006, and Mark Wilson and Flemming Morgan joined the Executive Board, effective 2 January 2006 and 21 August 2006, respectively. Mark Wilson stepped down from the Executive Board on 9 January 2006.

The members of the Executive Board are appointed for a four-year term. The maximum compensation in the event of dismissal of an Executive Board member is two years' base salary for existing Executive Board members and one year for the Executive Board members appointed after 2005. The company will apply best practice provision II.2.7 for future members of the Executive Board. The employment contracts with members of the Executive Board contain change of control clauses, which apply for a limited period of five years, and contain severance payments of two to three years base salary and bonus.

Base salary, bonus and total cash compensation – Executive Board
The two tables below summarise base salaries, bonuses and total cash compensation for the Executive Board.

Base salary

€	Base salary 2005	Base salary 2006	Change in base salary 2005-2006	Approved base salary 2007	Change in base salary 2006-2007
Executive Board Members					
Jan Bennink	1,000,000	1,000,000	0%	1,000,000	0%
Niraj Mehra	650,000	650,000	0%	650,000	0%
Chris Britton	500,000	600,000	20%	600,000	0%
Jean-Marc Huët	650,000	650,000	0%	650,000	0%
Rudy Mareel	500,000	500,000	0%	–	–
Ajai Puri	575,000	575,000	0%	575,000	0%
Mark Wilson	–	600,000		600,000	0%
Flemming Morgan	–	500,000		600,000	20%

The base salary increase from € 500,000 to € 600,000 for Chris Britton was effective 1 July 2006.

Bonus and total cash compensation

€	Bonus over 2005 paid in 2006	Bonus over 2006 paid in 2007	Difference in bonus	Total cash in 2005	Total cash in 2006	Change in total cash
Executive Board Members						
Jan Bennink	1,212,500	1,225,000	1%	2,212,500	2,225,000	1%
Niraj Mehra	419,250	477,750	14%	1,069,250	1,127,750	5%
Chris Britton	337,500	404,250	20%	837,500	954,250	14%
Jean-Marc Huët	492,375	477,750	-3%	1,142,375	1,127,750	–1%
Rudy Mareel	266,250	–	-100%	766,250	317,808	–59%
Ajai Puri	323,438	422,625	31%	898,438	997,625	11%
Mark Wilson	–	598,500	–	–	1,198,500	–
Flemming Morgan	–	136,644	–	–	318,836	–

Annual bonus (short-term incentive) 2006
The members of the Executive Board are eligible to participate in a short-term incentive programme that provides an annual bonus for the achievement of predetermined targets of the preceding financial year. The current bonus scheme applicable to the Executive Board members is for 100% based on quantitative targets, sales, EBITA and free cash flow as further described in the remuneration policy.

Achievement against the quantitative targets has been determined following the end of the financial year, and on the basis of audited results.

If preset targets are achieved the target bonus percentage for Jan Bennink is 125% of base salary and the maximum is 175%. For the other Executive Board members the target bonus percentage is 75% and the maximum is 125%.

Annual bonus (short-term incentive) 2007
Annual bonus represents one element of the variable compensation part of the remuneration package. Analysis of the current bonus target percentages indicate that compared to the remuneration peer group, bonus target percentages are staying behind those of the remuneration peer group.

Therefore, for 2007, the Supervisory Board has resolved that the target and maximum bonus percentages will change to a 150% on target bonus percentage and a 200% maximum bonus percentage for Jan Bennink. The target bonus percentage for Jean-Marc Huët will change to 100%, with a maximum bonus percentage of 150%. For the other Executive Board members the target bonus percentage will remain 75%, with a maximum bonus percentage of 125%.

Notes to the consolidated *balance sheet*

Long-term incentives – Executive Board
The table below summarises the status of the number of outstanding stock options granted to the members of the Executive Board. No changes will be made in 2007 to the 2006 stock option plan.

Stock options

	Year	Outstanding 1 January 2006	Granted during the year	Exercised during the year	Forfeited during the year	Outstanding 31 December 2006	Exercise price €	Expiry date
Executive Board members								
Jan Bennink	2002	312,623	–	–	–	312,623	25.73	01/06/07
	2003	300,000	–	–	–	300,000	10.71	31/05/11
	2004	300,000	–	–	–	300,000	25.86	31/05/12
	2005	300,000	–	–	–	300,000	32.27	31/05/13
	2006	–	300,000	–	–	300,000	35.02	31/05/14
Niraj Mehra	2002	100,000	–	–	–	100,000	11.34	01/10/07
	2003	100,000	–	–	–	100,000	10.71	31/05/11
	2004	100,000	–	–	–	100,000	25.86	31/05/12
	2005	100,000	–	–	–	100,000	32.27	31/05/13
	2006	–	100,000	–	–	100,000	35.02	31/05/14
Chris Britton	2003	50,000	–	–	–	50,000	10.71	01/02/08
	2003	100,000	–	–	–	100,000	10.71	31/05/11
	2004	100,000	–	–	–	100,000	25.86	31/05/12
	2005	100,000	–	–	–	100,000	32.27	31/05/13
	2006	–	100,000	–	–	100,000	35.02	31/05/14
Jean-Marc Huët	2003	100,000	–	–	–	100,000	6.30	01/05/08
	2003	100,000	–	–	–	100,000	10.71	31/05/11
	2004	100,000	–	–	–	100,000	25.86	31/05/12
	2005	100,000	–	–	–	100,000	32.27	31/05/13
	2006	–	150,000	–	–	150,000	35.02	31/05/14
Rudy Mareel	2003	50,000	–	50,000	–	–	9.97	01/05/08
	2003	100,000	–	100,000	–	–	10.71	31/05/11
	2004	100,000	–	–	100,000	–	25.86	31/05/12
	2005	100,000	–	–	100,000	–	32.27	31/05/13
Ajai Puri	2003	100,000	–	–	–	100,000	10.82	01/06/08
	2003	100,000	–	–	–	100,000	10.71	31/05/11
	2004	100,000	–	–	–	100,000	25.86	31/05/12
	2005	100,000	–	–	–	100,000	32.27	31/05/13
	2006	–	100,000	–	–	100,000	35.02	31/05/14
Mark Wilson[a]	2006	–	100,000	–	–	100,000	35.04	01/01/14
Flemming Morgan	2006	–	100,000			100,000	35.84	31/05/14
Total 2006		**3,112,623**	**950,000**	**150,000**	**200,000**	**3,712,623**		
Total 2005		2,312,623	800,000	–	–	3,112,623		
Weighted average exercise price 2006		21.52	35.11	10.46	29.07	25.04		
Weighted average exercise price 2005		17.81	32.27	–	–	21.52		

Stock options
In 2003, two conditional stock option plans were introduced. The term of both plans is eight years, and the exercise price was set at € 10.71. Each year, during the first three years of these plans, the participant was entitled to one-third of the amount of stock options granted, provided that during the first three years any termination of the employment agreement with the participant is not based on a termination with cause. All stock options have vested in 2006 and are exercisable. The long-term performance stock option plan ('LTP') is aimed to provide an additional incentive for selected key high potentials and/or high performers within the company. The LTP's stock options have fully vested and became exercisable during 2006.

In 2004, two plans were implemented: a stock option plan and a performance share plan. The term of the stock option plan is eight years, of which the first three years are the vesting period. The exercise price was set at € 25.86. The term of the performance share plan is three years, and vesting is driven by a target related to EPS. Similar plans were implemented in 2005 and 2006. The exercise price of the 2005 option plan was set at € 32.27, and for the 2006 plan at € 35.02.

Stock option award sizes will remain at the full discretion of the Supervisory Board but it is anticipated that awards of similar numbers of stock options to those made in 2006 will be the starting point for consideration in order to meet the desired target reward levels.

As of 31 December 2006, 1,362,623 stock options granted to the Executive Board are exercisable.

The table below summarises the status of the number of outstanding performance shares granted to the members of the Executive Board:

Performance Shares

	Year	Outstanding 1 January 2006	Granted during the year	Exercised during the year	Forfeited during the year	Outstanding 31 December 2006	Vesting date
Executive Board members							
Jan Bennink	2004	200,000	–	–	–	200,000	01/06/07
	2005	150,000	–	–	–	150,000	01/06/08
	2006	–	150,000	–	–	150,000	01/06/09
Niraj Mehra	2004	33,000	–	–	–	33,000	01/06/07
	2005	50,000	–	–	–	50,000	01/06/08
	2006	–	60,000	–	–	60,000	01/06/09
Chris Britton	2004	33,000	–	–	–	33,000	01/06/07
	2005	50,000	–	–	–	50,000	01/06/08
	2006	–	60,000	–	–	60,000	01/06/09
Jean-Marc Huët	2004	60,000	–	–	–	60,000	01/06/07
	2005	50,000	–	–	–	50,000	01/06/08
	2006	–	75,000	–	–	75,000	01/06/09
Rudy Mareel	2004	33,000	–	–	33,000	–	01/06/07
	2005	50,000	–	–	50,000	–	01/06/08
Ajai Puri	2004	60,000	–	–	–	60,000	01/06/07
	2005	50,000	–	–	–	50,000	01/06/08
	2006	–	40,000	–	–	40,000	01/06/09
Mark Wilson*	2006	–	40,000	–	–	40,000	02/01/09
Flemming Morgan	2006	–	50,000	–	–	50,000	01/10/09
Total 2006		**819,000**	**475,000**	**–**	**83,000**	**1,211,000**	
Total 2005		419,000	400,000	–	–	819,000	

Performance shares
Performance share award sizes will remain at the full discretion of the Supervisory Board, but it is anticipated that awards ranging from half to a third of the corresponding options will normally be made in order to meet the desired target reward levels. Final vesting will be determined by the remuneration committee with the help of an independent third party on the basis of predetermined targets.

* Pursuant to the termination agreement, as described on page 87, Mr. Wilson forfeited 47,223 stock options and 18,889 performance shares in 2007.

Notes to the consolidated *balance sheet*

Long-term incentives – Executive Board continued
The following long-term incentive awards are granted for 2007:

	Stock Options	Performance Shares
Executive Board members		
Jan Bennink	300,000	125,660
Niraj Mehra	100,000	32,672
Chris Britton	100,000	37,698
Jean-Marc Huët	150,000	62,830
Ajai Puri	100,000	25,132
Flemming Morgan	100,000	37,698

Shareholding obligation
All Executive Board members have complied with the shareholding obligation as per the Remuneration Policy. Currently all of the members of the Executive Board have invested in shares of the company. The number of ordinary shares currently held are 36,201 by Jan Bennink; 16,966 by Jean-Marc Huët; 11,600 by Niraj Mehra; 9,863 by Ajai Puri; 5,352 by Chris Britton and 2,460 by Flemming Morgan.

Other Remuneration – Executive Board
The table below summarises the allowances, pension contributions and income statement charges for stock options and performance shares of the individual Executive Board members.

Other Remuneration

€	**Allowances and benefits in kind 2006**	**Pension contributions 2006**	**Income statement charges for stock options and performance shares 2006**	Allowances and benefits in kind 2005	Pension contributions 2005	Income statement charges for stock options and performance shares 2005
Executive Board members						
Jan Bennink	55,694	216,932	4,400,595	45,964	127,423	2,627,497
Niraj Mehra	60,774	245,895	1,239,397	101,411	246,649	677,988
Chris Britton	97,027	59,630	1,239,397	108,140	56,589	677,988
Jean-Marc Huët	87,161	74,471	1,552,733	36,008	76,647	836,655
Rudy Mareel	40,281	34,193	921,753	58,474	58,531	677,988
Ajai Puri	103,136	216,651	1,373,918	278,208	218,002	836,655
Mark Wilson	173,466	171,000	277,658	–	–	–
Flemming Morgan	163,911	69,623	247,992	–	–	–

Allowances and benefits in kind
Costs for social security premiums and the company's contribution to healthcare costs are included. For some Executive Board members, costs related to housing, school fees, fixed annual allowances, costs for (international) moving of personal goods, the lease price of a company car and private home travel are also included.

Pension contributions
The Executive Board members participate in the Dutch pension plan ('Maraton'). The Maraton pension scheme is administered by a pension fund that is independent from the company. The name of the pension fund is Stichting Pensioenfonds Nutricia Maraton. The retirement age for members of the Executive Board is set at 60. This pension scheme is a defined contribution plan and the aged differentiated premiums of the pension base salary are fully borne by the company. Within the regulations of the Maraton pension scheme a participant can opt to choose for minimum participation (to cover premiums for entitlement to a pension in the event of ill-health or disability and a spouse/dependant's pension on death) and have the contribution that is calculated on the surplus paid out in cash instead of to the pension fund. This payment is subject to wage tax and social premiums.

Changes to the Maraton pension scheme were made effective 1 January 2006 to comply with changes in the Dutch pension law. The main changes are to premium levels for different groups of employees dependent on their age, whereas in former years there was one equal percentage for all participants. The possibility of further build-up of early retirement rights has been revoked, and the retirement age becomes 65. A build-up using a non-variable rate for all ages of 13.5% of the pensionable salary will no longer be used. The early retirement and voluntary contributions modules have lapsed. The amounts built-up under the former scheme will be retained, and the new premiums are paid into the existing savings for old-age pension rights.

Income statement charges for stock options and performance shares
Although these costs are included in the income statement, the stock options and performance shares are granted conditionally.

Loans
In accordance with our policy, no personal loans, guarantees or the like have been granted to the members of the Executive Board.

Convertible personnel debenture loans
The table below summarises the amount of outstanding convertible personnel debenture loans of members of the Executive Board:

€	Year	Outstanding 1 January 2006	Issued	Redeemed	Converted	Outstanding 31 December 2006	Conversion rate	Expiry date
Executive Board member								
Niraj Mehra	2003	9,000	–	–	–	9,000	10.71	30/06/08
Total 2006		**9,000**	**–**	**–**	**–**	**9,000**		
Total 2005		9,000	–	–	–	9,000		

Notes to the consolidated *balance sheet*

Remuneration report – senior management

Long-term incentives

The table below summarises the status of the number of outstanding stock options and SARs granted to senior management but excluding members of the Executive Board:

Stock options and Stock Appreciation Rights – Senior Management

	Outstanding 1 January 2006	Granted during the year	Exercised during the year	Forfeited during the year	Outstanding 31 December 2006	Exercise price €		Expiry date
1996	9,250	–	5,500	3,750	–	16.31		01/06/06
1996	19,000	–	19,000	–	–	18.61		01/09/06
1997	61,000	–	16,000	–	45,000	25.53		01/12/07
1998	55,000	–	24,000	–	31,000	29.07		01/07/2003-08
1999	204,000	–	44,500	3,500	156,000	34.65		01/07/2004-09
2001	711,000	–	610,250	100,750	–	32.00		01/12/06
2001	738,000	–	487,500	250,500	–	32.00	SARs	01/12/06
2002	447,750	–	201,300	–	246,450	25.73		01/06/07
2002	578,000	–	169,750	–	408,250	25.73	SARs	01/06/07
2003	25,000	–	–	–	25,000	7.70		01/03/08
2003	25,000	–	25,000	–	–	6.91		01/03/08
2003	808,966	2,333	401,116	1,000	409,183	10.71		31/05/11
2003	33,000	–	12,000	–	21,000	10.71	SARs	31/05/11
2003	36,000	–	18,000	–	18,000	21.25		08/12/11
2003	3,500	–	–	–	3,500	21.91		31/05/11
2003	3,500	–	3,500	–	–	24.00		31/05/11
2004	12,000	–	–	–	12,000	24.00		31/05/12
2004	3,500	–	–	–	3,500	25.64		31/05/12
2004	964,500	–	–	24,000	940,500	25.86		31/05/12
2004	21,000	–	–	–	21,000	26.41		31/05/12
2004	5,500	–	–	–	5,500	26.53		31/05/12
2004	15,000	–	–	–	15,000	31.56		31/05/12
2005	45,000	–	–	45,000	–	31.78		31/05/13
2005	1,029,000	–	–	44,126	984,874	32.27		31/05/13
2005	42,000	–	–	–	42,000	32.61		31/05/13
2005	55,000	–	–	–	55,000	36.00		31/05/13
2005	–	91,000	–	–	91,000	35.04		31/05/13
2006	–	1,217,000	–	8,722	1,208,278	35.02		31/05/14
2006	–	3,500	–	–	3,500	35.84		31/05/14
2006	–	8,500	–	–	8,500	38.11		31/05/14
Total 2006	**5,950,466**	**1,322,333**	**2,037,416**	**481,348**	**4,754,035**			
Total 2005	6,687,000	1,281,500	606,700	1,411,334	5,950,466			
Weighted average exercise price 2006	26.60	35.00	25.93	31.61	28.72			
Weighted average exercise price 2005	29.07	32.04	26.15	43.47	31.31			

Stock options and SARs

Of the total number of stock options forfeited 358,500 (2005: 1,232,250) were expired.

In the period 2001 through 2003, members of senior management working for the business units in the USA were awarded SARs rather than stock options.

Until 1999, the term of stock options for Dutch participants was five years and ten years for foreign senior managers. The stock option plans (including the SARs plans as from 2001) granted in the period from 2000 through 2002 had a term of five years for all participating management. The stock options and the SARs may be exercised three years after granting, provided that the participant in the stock option plan is still employed by the company. This provision is not applicable to the SARs plans. Since the divestments of the US businesses, the SARs are exercisable without any limitation except for closed periods.

As of 31 December 2006, 1,363,383 stock options and SARs granted to the senior management are exercisable.

Performance shares
The table below summarises the status of the number of performance shares granted to senior management but excluding members of the Executive Board:

	Outstanding 1 January 2006	Granted during the year	Exercised during the year	Forfeited during the year	Outstanding 31 December 2006	Vesting date
2004	166,500	–	–	–	166,500	01/06/07
2005	275,850	30,200	–	15,000	291,050	01/06/08
2006	–	257,750	–	–	257,750	01/06/09
Total 2006	**442,350**	**287,950**	**–**	**15,000**	**715,300**	
Total 2005	169,000	308,350	–	35,000	442,350	

Convertible personnel debenture loans
The table below summarises the amount of outstanding convertible personnel debenture loans of senior management excluding members of the Executive Board:

€	Outstanding 1 January 2006	Issued	Redeemed	Converted	Outstanding 31 December 2006	Conversion rate	Expiry date
2001	783,434	–	–	783,434	–	32.00	30/06/06
2001	145,322	–	145,322	–	–	48.25	30/06/06
2002	619,533	–	–	168,806	450,727	25.73	30/06/07
2003	2,399,819	–	–	1,109,602	1,290,217	10.71	30/06/08
2004	832,866	–	–	–	832,866	25.86	30/06/09
2005	1,733,893	–	–	–	1,733,893	32.27	30/06/10
2006	–	1,503,865	–	–	1,503,865	35.02	30/06/11
Total 2006	**6,514,867**	**1,503,865**	**145,322**	**2,061,842**	**5,811,568**		
Total 2005	4,897,527	1,733,893	28,996	87,557	6,514,867		

Convertible personnel debenture loans
The convertible personnel debenture loans concern five-year loans from employees to the company in which participating employees can convert the bonds acquired into depositary receipts of shares at a conversion rate that is set in advance. The scheme is open to all employees in the Netherlands.

The interest rate for the loans issued between 2001 and 2006 is 3.5% per annum. The conversion rate for 2001 was set at € 48.25. In January 2002, participants were given the choice of a reduced conversion rate at € 32.00. The minimum loan for the loans issued in 2001 through 2006 was € 500, and the maximum € 9,000.

Stock savings plans
In 2002 in the UK and Ireland, employees could take part in a stock savings plan in which a fixed sum is saved over a period of three to five years. On expiry of the plan participants can use the saved amount to buy shares at a fixed price in advance on favourable local fiscal terms.

In 2003 in Ireland, employees could take part in a new stock savings plan. A total of 45,047 shares were reserved for this plan, which started on 3 September 2003. The exercise price to be realised in order to buy the shares is € 17.65. On 1 October 2006, the 2003 Save As You Earn Scheme ('SAYE') for three-year members matured. On 1 October 2008, the scheme for five-year members will mature. For the final group, the seven-year members, it will mature on 1 October 2010.

In 2005, the UK launched a fourth issue of the Inland Revenue approved SAYE scheme. The plan was launched on 1 May 2005 for a three-year term. The total number of stock options granted was 45,900. At the end of the term employees can purchase shares in the company at a set price of £17.00.

In 2006, the UK launched a fifth issue of the SAYE. The plan was launched on 1 May 2006 for a three-year term. The total number of stock options granted was 37,111. At the end of the term employees can purchase shares in the company at a set price of £20.00.

Notes to the consolidated *balance sheet*

Fair value of long-term incentive plans
The total fair value of the stock options and performance shares granted to the members of the Executive Board and senior management can be specified as follows:

€	**2006**	2005
Executive Board	22,847,500	18,124,000
Senior management	18,824,793	16,793,392
	41,672,293	**34,917,392**

The fair value at the date of award of a stock option granted in 2006 was € 6.80 (2005: € 6.76), the fair value at the date of award of a performance share granted in 2006 was € 34.50 (2005: € 31.79). These fair values have been estimated using the Monte Carlo simulation model based on the following assumptions and do not reflect any impact of the performance criteria as stated in the plans:

	2006	2005
Risk-free interest rate	3.91%	2.35%
Expected dividend yield	0.50%	0.50%
Expected stock price volatility	26%	26%
Time to maturity	8 years	3 years
Weighted average share price	35.02	32.27

The expected stock price volatility is based on the volatility of the company's shares subsequent to December 2003, when the GNC business was divested.

Remuneration report – Supervisory Board
The following remuneration scheme for the Supervisory Board was adopted in the 2005 Shareholders' meeting.

Supervisory Board fees 2006:	
Chairman of the Supervisory Board	€ 70,000
Supervisory Board member	€ 50,000
Committee Chair	€ 8,000

In 2006, the remuneration of the members of the Supervisory Board amounted to € 401,820 (2005: € 338,259). The remuneration of the individual members is set out in the table below and where relevant is pro-rated to the dates of their resignation (Marco Fossati resigned 3 March 2006 and Emiel van Veen resigned 3 May 2006) or their appointment (Margaret Young was appointed 3 May 2006 and Ofra Strauss was appointed 3 May 2006) as Supervisory Board members.

€	Remuneration	Committee fee	Fixed expense allowance	Total 2006	Total 2005
Supervisory Board members					
Rob Zwartendijk (Chairman)	70,000	8,000	1,135	79,135	67,515
Hessel Lindenbergh	50,000	8,000	1,135	59,135	52,214
Per Wold-Olsen	50,000	–	1,135	51,135	45,448
Barrie Spelling	50,000	8,000	1,135	59,135	52,214
Steven Schuit	50,000	8,000	1,135	59,135	48,582
Margaret Young	33,288	–	756	34,044	–
Ofra Strauss	33,288	–	756	34,044	–
Emiel van Veen	16,849	–	382	17,231	45,448
Marco Fossati	8,630	–	196	8,826	26,838
	362,055	**32,000**	**7,765**	**401,820**	**338,259**

The General Meeting of Shareholders determines the remuneration of the members of the Supervisory Board. Supervisory Board members of the company do not receive any performance- or equity-related compensation and do not accrue any pension rights with the company. No stock options or shares are granted to members of the Supervisory Board. No changes will be proposed for 2007.

The Remuneration Report for 2006 is posted on the company's website www.numico.com.

32 Commitments and contingent liabilities

Operating lease commitments

The total commitment for operating leases is € 87 million (2005: € 75 million), which contains operating leases of € 71 million (2005: € 58 million) and GNC Real Estate guarantees of € 16 million (2005: € 17 million). The operating leases of € 71 million relate primarily to cars and offices. Of this amount, € 22 million expires within 12 months, € 42 million between one and five years and € 7 million after five years.

For the GNC Real Estate guarantees of € 16 million, the company is held harmless and indemnified pursuant to the terms of the acquisition agreement with Apollo.

The operating lease and rent expenditures in 2006 were € 38 million (2005: € 31 million).

Purchase commitments

Total commitment for purchase contracts, primarily relating to raw materials, is € 171 million (2005: € 81 million) of which € 101 million expires within 12 months and € 70 million between one and five years. The increase is mainly due to a newly concluded five-year contract amounting to € 80 million for the purchase of raw milk.

Capital commitments

Capital commitments at the end of 2006 were € 19 million (2005: € 15 million), of which € 15 million expires within 12 months and € 4 million between one and five years.

Claims and legal proceedings

The company is currently engaged in litigations relating to several claims involving third parties. Although ultimate liability cannot be determined at present, the company is currently of the opinion that the amount of any such liabilities from these proceedings will not have a material adverse effect on its financial position or results. Adequate provisions have been taken for pending litigations where deemed necessary.

Residual liabilities from US disposals

The divested companies Rexall Sundown, Unicity and GNC sold products containing Ephedra. The company is a defendant in a number of Ephedra-related lawsuits. At the end of 2006, 95% of all cases filed against Rexall Sundown and GNC have been resolved, bringing the total number of active cases down to 18. These numbers take into account a tentative settlement that has been reached in principle which, if approved by the Bankruptcy Court, will result in the dismissal of an additional 70 Ephedra cases in which GNC is named as a defendant. The costs involved with the Ephedra litigation, including the indemnities paid, are covered by the company's product liability insurance, which is occurrence-based.

33 Events after the balance sheet date

Termination benefits

The employment agreement with Mark Wilson, Member of the Executive Board, was terminated effective 31 January 2007. In accordance with the provisions of his employment agreement, Mr. Wilson will receive one year's base salary as compensation for early termination, amounting to the equivalent of € 600,000. In addition, Mr. Wilson will receive other compensation and benefits to which he is entitled, pro-rated to the term of his employment and the notice period.

Dividend proposal

A dividend of € 0.20 per share (€ 38 million in total) will be proposed at the Annual General Meeting of Shareholder on 25 April 2007. The proposed dividend has not yet been recognised in these consolidated financial statements.

Notes to the consolidated *cash flow statement*

Notes to the consolidated cash flow statement

The reconciliation from profit for the year to operating profit is as follows:

€ million	2006	2005
Profit for the year	**203**	201
Adjustments for:		
Net loss from discontinued operations (note 9)	**2**	–
Income tax expense (note 8)	**136**	101
Share in profit of joint venture	**(2)**	(3)
Finance costs and other financial income (note 7)	**90**	61
Operating profit	**429**	**360**

Cash generated from operations is derived as follows:

€ million	2006	2005
Operating profit	**429**	360
Adjustments for:		
Depreciation of property, plant and equipment (note 11)	**44**	32
Amortisation of intangible assets (note 12)	**15**	10
Impairment charges (note 5)	**19**	–
Stock options costs (note 4)	**26**	11
Movements in employee benefits obligations and provisions (notes 24 and 25)	**(19)**	(11)
Net change in working capital	**54**	(22)
Cash generated from operations	**568**	**380**

Income tax paid
In 2006, actual income tax paid of € (109) million included tax refunds and payments in respect of prior years of € 12 million in relation to the US, € (43) million in relation to the UK and € (2) million and € (1) million in respect of Indonesia and Switzerland, respectively. Excluding these items, the cash outflow would have amounted to € (75) million.

In 2005, actual income tax paid of € (56) million included tax refunds and payments in respect of prior years of € 39 million in relation to the UK, € (6) million in Poland and Greece, and prepaid income taxes of € (12) million in the USA. Excluding these items, the cash outflow would have amounted to € (77) million.

Capital expenditure
In 2006, actual cash paid for capital expenditure amounted to € (132) million (2005: € (100) million), containing € (106) million for property, plant and equipment (2005: € (85) million) and € (26) million for intangible assets (2005: € (15) million).

Proceeds from divestments of group companies
Proceeds from divestments of group companies in 2006 relate to Dumex India. The proceeds from the divestment of the company's Coeliac business are included in operating profit.

Proceeds from divestments of group companies, amounting to € 16 million in 2005 related primarily to the sale of the company's former associate PT Tigaraksa Satria Tbk (€ 4 million) and claim receipts of € 11 million with respect to the US activities divested in prior years.

Parent company *financial statements*

Parent company income statement of Royal Numico N.V.

€ million	Notes	2006	2005
Other income and expenses (after tax)	34	(16)	(33)
Share in profit of subsidiaries (after tax)	35	218	231
Profit		**202**	**198**

Parent company balance sheet of Royal Numico N.V.
(before proposed appropriation of profit)

€ million	Notes	31 December 2006	31 December 2005
Fixed assets			
Financial fixed assets	35	1,379	1,405
Current assets			
Receivables from subsidiaries	36	2	2
Other receivables	37	15	11
		17	13
Cash and cash equivalents	38	3	2
Total		**1,399**	**1,420**

€ million	Notes	31 December 2006	31 December 2005
Shareholders' equity	39		
Share capital		48	48
Share premium		1,827	1,797
Revaluation reserve		31	31
Legal reserve		16	7
Currency translation reserve		(88)	5
Retained earnings		(1,167)	(1,406)
Profit for the year		202	198
		869	680
Provisions			
Provision for deferred income taxes		–	5
		–	5
Long-term liabilities	40		
Convertible debenture loans		307	298
Payables to subsidiaries		215	338
		522	636
Short-term liabilities	41		
Payables to subsidiaries		2	91
Other payables		6	8
		8	99
Total		**1,399**	**1,420**

Notes to the parent company *financial statement*

Notes to the parent company financial statements

General information
Executive Board report
Please refer to pages 8 – 41 of this Report.

Significant accounting policies
Basis of preparation
The parent company financial statements of Royal Numico N.V. have been prepared in accordance with Part 9, of Book 2 of the Dutch Civil Code, using the accounting policies of the company's consolidated financial statements as permitted under article 362.8 of Part 9, of Book 2 of the Dutch Civil Code. By using this article, the equity as included in the consolidated financial statements remains equal to the shareholders' equity as included in the parent company financial statements of Royal Numico N.V., which is generally accepted in the Netherlands.

This also means that the accounting policies for measurement and recognition of assets, liabilities, income and expense are similar to those as applied in the company's consolidated financial statements, except for investments in subsidiaries which are measured at net asset value as permitted under article 362.8 of Part 9, of Book 2 of the Dutch Civil Code. The net asset value of subsidiaries is determined by applying the company's accounting principles on the assets, liabilities and provisions of the subsidiaries and determining the subsidiaries' results by applying the company's own accounting principles. Results on transactions between the company and its subsidiaries are eliminated based on the company's ownership in the subsidiaries and to the extent that these results have not been realised as a result of third-party transactions. Losses are not eliminated in case transactions with subsidiaries indicate a permanent diminution in the value of subsidiaries' assets. In case the net asset value of an investment in a subsidiary is negative and the company has the firm intention to enable the investment to settle its debts, a provision for a corresponding amount is recognised.

For the principles of valuation of all other assets and liabilities and for the determination of results please refer to the notes to the consolidated financial statements. All accounting policies applied in 2006 have been consistently applied to the 2005 comparatives.

Notes to the parent company income statement

34 Other income and expense (after tax)

€ million	2006	2005
Employee benefits expense	**(26)**	(11)
Financial income and expense	**(10)**	(35)
Other income	**20**	13
	(16)	**(33)**

The company employs no personnel. Employee benefits expense included in 'other income and expense (after tax)' relate entirely to stock options costs for employees within the company. For information on compensation of the company's key management, please refer to note 31 on remuneration in the notes to the consolidated financial statements.

Notes to the parent company balance sheet

35 Financial fixed assets
Financial fixed assets consist of the following:

€ million	31 December 2006	31 December 2005
Investments in subsidiaries	**676**	561
Receivables from subsidiaries	**689**	844
Deferred income tax asset	**14**	–
	1,379	**1,405**

Investments in subsidiaries
Movements in investments in subsidiaries can be specified as follows:

€ million	2006	2005
1 January	**561**	**(98)**
Investments	**3**	426
Repurchase of shares in subsidiaries	**–**	(4)
Dividends received	**(37)**	–
Share in profit of subsidiaries	**218**	231
Direct equity movements	**24**	(13)
Exchange rate differences	**(93)**	19
31 December	**676**	**561**

A list of major subsidiaries as required by articles 379 and 414 of Part 9, Book 2 of the Dutch Civil Code is included on page 100 of this Report.

Receivables from subsidiaries
This item consists of long-term loans to subsidiaries. Movements in these long-term loans during the years can be specified as follows:

€ million	2006	2005
1 January	**844**	**905**
Additions	**146**	543
Redemptions	**(301)**	(604)
31 December	**689**	**844**

Receivables from subsidiaries at 31 December 2006 relate to a long-term loan to Nutricia International B.V.

At 31 December 2005, receivables from subsidiaries included a long-term subordinated loan of € 301 million to Numico Financial Services S.A. and a long-term loan of € 543 million to Nutricia International B.V.

Deferred income tax asset
The following net amounts (amounts are off-set when a legal right to off-set exists), are shown in the parent company balance sheet:

€ million	31 December 2006	31 December 2005
Deferred income tax asset	**25**	9
Deferred income tax liability	**(11)**	(14)
Deferred income tax (net)	**14**	**(5)**

The movements in deferred income taxes are as follows:

€ million	**Deferred income tax asset 2006**	**Deferred income tax liability 2006**	Deferred income tax asset 2005	Deferred income tax liability 2005
1 January	**9**	**(14)**	**2**	**(19)**
Recognised in the income statement	**21**	**2**	3	5
Recognised directly in shareholders' equity	**(2)**	**–**	4	–
Movement in tax rates	**(3)**	**1**	–	–
31 December	**25**	**(11)**	**9**	**(14)**

36 Receivables from subsidiaries
Receivables from subsidiaries relate to interest receivable on the long-term receivables from subsidiaries as referred to above.

37 Other receivables
Other receivables include current income taxes amounting to € 14 million (2005: € 10 million).

38 Cash and cash equivalents
Cash and cash equivalents comprise cash held by the company. Cash at bank and in hand is readily and freely available for use.

Notes to the parent company *financial statements*

39 Shareholders' equity

€ million	Share capital	Share premium	Revaluation reserve	Legal reserve	Currency translation reserve	Retained earnings	Profit for the year	Total equity
1 January 2005	**42**	**1,027**	**31**	**–**	**(14)**	**(1,501)**	**113**	**(302)**
Stock options costs	–	–	–	–	–	15	–	15
Cash flow hedges fair value losses (net of tax)	–	–	–	–	–	(2)	–	(2)
Actuarial losses defined benefit plans	–	–	–	–	–	(11)	–	(11)
Exchange rate differences	–	–	–	–	19	–	–	19
Appropriation of prior year profit	–	–	–	–	–	113	(113)	–
Profit for the year	–	–	–	–	–	–	198	198
Transfer (net of tax)	–	–	–	7	–	(6)	–	1
Increase in ownership of subsidiaries	–	–	–	–	–	2	–	2
Repurchase of shares subsidiaries	–	–	–	–	–	(6)	–	(6)
Issue of share capital – Mellin	2	215	–	–	–	(1)	–	216
Issue of share capital – EAC Nutrition	4	546	–	–	–	(9)	–	541
Issue of share capital – stock options	–	9	–	–	–	–	–	9
31 December 2005	**48**	**1,797**	**31**	**7**	**5**	**(1,406)**	**198**	**680**
Stock options costs	–	–	–	–	–	30	–	30
Fair value losses cash flow hedges (net of tax)	–	–	–	–	–	(4)	–	(4)
Actuarial gains defined benefit plans	–	–	–	–	–	7	–	7
Exchange rate differences	–	–	–	–	(93)	–	–	(93)
Appropriation of prior-year profit	–	–	–	–	–	198	(198)	–
Profit for the year	–	–	–	–	–	–	202	202
Dividends paid	–	(14)	–	–	–	–	–	(14)
Transfer (net of tax)	–	7	–	9	–	8	–	24
Issue of share capital – stock options	–	37	–	–	–	–	–	37
31 December 2006	**48**	**1,827**	**31**	**16**	**(88)**	**(1,167)**	**202**	**869**

Please refer to note 21 on equity in the notes to the consolidated balance sheet.

From total shareholders' equity the currency translation reserve, revaluation reserve and legal reserve are not distributable. Any negative currency translation reserve must be compensated through a reservation of results for the same amount.

Share capital

The authorised capital of the company amounts to € 200 million consisting of 800 million shares of € 0.25 each, divided into 400 million ordinary shares and 400 million preference shares.

Number of issued shares

	Ordinary shares	Total shares
1 January 2005	**166,332,640**	**166,332,640**
Shares issued:		
Issue of share capital – Mellin	6,711,409	6,711,409
Issue of share capital – EAC Nutrition	16,591,252	16,591,252
Issue of share capital – stock options	453,931	453,931
Convertible debenture loans	3,015	3,015
31 December 2005	**190,092,247**	**190,092,247**
Shares issued:		
Issue of share capital – stock options	1,674,029	1,674,029
Issue of share capital – stock dividend	416,635	416,635
Convertible debenture loans	135,349	135,349
31 December 2006	**192,318,260**	**192,318,260**

All ordinary shares issued have been fully paid. After full conversion of the balance of the convertible debenture loans and full exercise of the current outstanding stock options, the number of ordinary shares would rise to 211,444,303 (2005: 210,062,131), an increase of 9.9% (2005: 10.5%) compared to the number of shares issued at year-end.

The issue of 1,674,029 shares (2005: 453,931) related primarily to stock options. A number of 10,129,664 (2005: 8,153,316) shares have been reserved for stock options, SARs and performance shares.

Under the circumstances mentioned in the Dutch Civil Code, the Articles of Association and this Report, ordinary shares in the company can be issued without the prior approval of the General Meeting of Shareholders, and without any pre-emptive rights for the existing shareholders (please refer to Article 8.2 of the Articles of Association).

Preference shares
The company has given the foundation Stichting Continuïteit Numico the right to obtain cumulative preference shares in the capital of the company to a maximum of 99.9% of the share capital then issued. At year-ends 2006 and 2005 no cumulative preference shares have been issued. Accordingly the proportion of cumulative preference shares to outstanding ordinary shares is nil.

Under the circumstances mentioned in the Dutch Civil Code, the Articles of Association and this Report, cumulative preference shares in the company can be issued without the prior approval of the General Meeting of Shareholders, and without any pre-emptive rights for the existing shareholders.

Share premium
The premium is for an amount of € 1,822 million (2005: € 1,792 million) exempt from income tax in the Netherlands, when distributed in shares.

40 Long-term liabilities
Convertible debenture loans
Convertible debenture loans relate to the convertible debenture loan 2003 amounting to € 302 million and convertible personnel debenture loans amounting to € 5 million. Please refer to note 23 on borrowings in the notes to the consolidated balance sheet.

Payables to subsidiaries
This item mainly relates to long-term loans from subsidiaries, including a long-term loan payable to Numico Financial Center B.V. amounting to € 181 million (2005: € 338 million). This loan does not have a fixed maturity date but is rolled forward on a three-month basis against interest charged at 4% (2005: 2%).

41 Short-term liabilities
Payables to subsidiaries
This item reflects accrued interest on the long-term loan from Numico Financial Center B.V. of € 181 million as referred to above.

Other payables
Other payables mainly relate to accrued interest on the convertible debenture loan 2003 as referred to above as well as the short-term part of the convertible personnel debenture loan due in 2007.

42 Guarantee commitments
Besides the liability statements issued within the framework of article 403 of Part 9, Book 2 of the Dutch Civil Code regarding all domestic subsidiaries (except Nutricia Poland B.V.), the company has entered into guarantee agreements with a number of banks, amongst others concerning credit facilities for subsidiaries mainly outside the Netherlands, for a total amount of € 54 million (2005: € 83 million). Furthermore, guarantees have been given concerning the liabilities of Irish subsidiaries.

Fiscal unity
The company forms a fiscal unity with all Dutch subsidiaries (except Nutricia Poland B.V.) for income tax purposes. In accordance with the standard conditions the company and the subsidiaries that are part of the fiscal unity are severally liable for taxation payable by the company.

43 Related-party transactions
The transactions between Royal Numico N.V. and its related parties comprise i) long-term loans receivable from its subsidiaries Numico Financial Services S.A. and Nutricia International B.V (please refer to note 35 on financial fixed assets); ii) a long-term loan payable to its subsidiary Numico Financial Center B.V. (please refer to note 40 on long-term liabilities); and iii) the costs recognised in the income statement above in respect of employee benefits expense, including share-based payments (please refer to note 31 on remuneration in the notes to the consolidated financial statements).

Signing of the financial statements
Schiphol, 20 February 2007

Executive Board
Jan Bennink
Chris Britton
Jean-Marc Huët
Niraj Mehra
Flemming Morgan
Ajai Puri

Supervisory Board
Rob Zwartendijk (Chairman)
Hessel Lindenbergh (Vice-Chairman)
Steven Schuit
Barrie Spelling
Ofra Strauss
Per Wold-Olsen
Margaret Young

Other *Information*

Auditor's report
The Auditor's report is included on the next page.

Profit distribution according to Articles of Association
Summary of Article 30:
The net profit as stated in the parent company income statement is, after distribution of the mandatory percentage on any preference shares and additions to the reserves as determined by the Executive Board after approval of the Supervisory Board, at the disposal of the General Meeting of Shareholders.

Proposed appropriation of profit

€ million	2006
Profit for the year	202
Proposed dividend	38
Added to retained earnings	**164**

A dividend of € 0.20 per ordinary share will be proposed at the General Meeting of Shareholders on 25 April 2007. This proposed dividend is not included in the parent company financial statements.

Auditor's *Report*

Auditor's Report

To the General Meeting of Shareholders of Royal Numico N.V.

Report on the financial statements
We have audited the financial statements of Royal Numico N.V., Amsterdam for the year ended 31 December 2006 as set out on pages 49 to 93. The financial statements consist of the consolidated financial statements and the parent company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at 31 December 2006, the consolidated income statement, the consolidated statement of recognised income and expense and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. The parent company financial statements comprise the parent company balance sheet as at 31 December 2006, the parent company income statement for the year then ended and the notes.

Management's responsibility
Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the Executive Board Report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform our audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements
In our opinion, the consolidated financial statements give a true and fair view of the financial position of Royal Numico N.V. as at 31 December 2006, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the parent company financial statements
In our opinion, the parent company financial statements give a true and fair view of the financial position of Royal Numico N.V. as at 31 December 2006, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements
Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the Executive Board Report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Amsterdam, 20 February 2007

PricewaterhouseCoopers Accountants N.V.
Paul Baart RA

Report of '*Stichting Continuïteit Numico*'

In compliance with Schedule X of the Stock and Securities Regulation of Euronext Amsterdam N.V. the Board herewith confirms that an agreement has been concluded with Royal Numico N.V. whereby an option has been granted to the Foundation to subscribe for preference shares up to a maximum of 99.9% into the then outstanding capital of the company. In the year under review no preference shares were acquired.

We met once in 2006 as a Board, to discuss the activities of the company.

Schiphol, 20 February 2007

The Board of the 'Stichting' consists of:

Syb Bergsma
Rob Bonnier
Jan Hovers

Stichting Continuïteit Numico
The Board

Declaration of *Independence*

We, the Executive Board of Royal Numico N.V. and the Board of the Stichting Continuïteit Numico hereby declare that, according to our joint determination, the independence of the Members of the Board of Stichting Continuïteit Numico meets the requirements as referred to in Schedule X of the Stock and Securities Regulation of Euronext Amsterdam N.V. in Amsterdam.

Schiphol, 20 February 2007

Royal Numico N.V.
The Executive Board

Stichting Continuïteit Numico
The Board

Supervisory *Board*

Supervisory Board

Supervisory Board members

1 **Rob Zwartendijk** (Dutch, 1939)
Period of appointment 1994–2010
Chairman Supervisory Board Nutreco Holding N.V., Blokker Holding B.V., Stichting Beheer SNS Reaal. Member Supervisory Board Randstad Holding N.V.

2 **Hessel Lindenbergh** (Dutch, 1943)
Period of appointment 2003–2007
Chairman Supervisory Board NIB Capital N.V., and Spyker Cars N.V. Member Supervisory Board DHV Holding B.V., Gamma Holding N.V., Petroplus International N.V., and Reggeborgh Groep. Member Board of Trustees, University of Amsterdam.

3 **Steven Schuit** (Dutch, 1942)
Period of appointment 2005–2009
Of counsel, Allen & Overy, specialising in corporate finance. Member Supervisory Board of Breevast B.V. Chairman of de Baak, Management Centrum VNO-NCW. Professor International Commercial and Financial Law, University of Utrecht, Founder and Member of the Board of Grotius Academy.

4 **Barrie Spelling** (British/American 1944)
Period of appointment 2004–2008
President St Luke's LifeWorks, Connecticut. President BMS Ltd., an investment company, Connecticut. Chairman of the Trust and Director Institute of Direct and Interactive Marketing, UK. Member Advisory Board, Miss O and Friends, Connecticut.

5 **Ofra Strauss** (Israeli, 1960)
Period of appointment 2006–2010
Chairperson The Strauss-Elite Group.

6 **Per Wold-Olsen** (Norwegian, 1947)
Period of appointment 2003–2007
Retired President Human Health Intercontinental (HHI), Merck & Co., Inc. Member Board of Directors PharmaNet Inc, USA, and World Growth, USA. Member Advisory Board of Bankinvest Bioventure Fund, Denmark.

7 **Margaret Young** (British, 1954)
Period of appointment 2006–2010
Senior Independent Director and Audit Committee Chair, Uniq plc. Non-executive Director and Audit Committee Chair, Cattles plc.

Supervisory Board committees

Audit Committee: Hessel Lindenbergh (Chair), Margaret Young,[1] Steven Schuit, Barrie Spelling,[2] Emiel van Veen[3]

Remuneration Committee: Barrie Spelling (Chair), Ofra Strauss,[1] Marco Fossati,[4] Per Wold-Olsen, Rob Zwartendijk

Nomination Committee: Rob Zwartendijk (Chair), Ofra Strauss,[1] Marco Fossati,[4] Barrie Spelling, Per Wold-Olsen

Governance Committee: Steven Schuit (Chair), Margaret Young,[1] Emiel van Veen,[3] Rob Zwartendijk

[1] As of 3 May 2006.
[2] Until 31 July 2006.
[3] Until 2 May 2006.
[4] Until 2 March 2006.
Emiel van Veen served on the Supervisory Board until 3 May 2006.
Marco Fossati served on the Supervisory Board until 3 May 2006.

Executive *Board*

Executive Board members

1 **Jan Bennink** (Dutch, 1956)
President and Chief Executive Officer
Appointed May 2002
Previous experience: Groupe Danone (1995–2002), Joh. A. Benckiser (1989–1995), Procter & Gamble (1982–1988).
External positions: Advisory Council ABN AMRO Holding N.V. (Netherlands), Board Member, Kraft Foods Inc. (USA).

2 **Chris Britton** (British, 1957)
President Baby Food
Appointed February 2003
Previous experience: Diageo (1995–2003), Grand Metropolitan (1982–1995).

3 **Jean-Marc Huët** (Dutch, 1969)
Chief Financial Officer
Appointed March 2003
Previous experience: Goldman Sachs International (1993–2003), Clement Trading (1991–1993).

4 **Niraj Mehra** (British, 1954)
President Operations
Appointed October 2002
Previous experience: Groupe Danone (1993–2002), Mars (1976–1993)
External position: Supervisory Board Member, Budelpack (Netherlands).

5 **Flemming Morgan** (British, 1955)
President Clinical Nutrition
Appointed September 2006
Previous experience: Groupe Danone (2000-2006), The Coca-Cola Company (1998-2000), BAT (1983-1997).

6 **Ajai Puri** (American, 1953)
President Research Development and Product Integrity
Appointed June 2003
Previous experience: The Minute Maid Company, The Coca-Cola Company (1981–2003).

Mark Wilson (appointed June 2006) served on the Executive Board until 9 January 2007.

Major *Subsidiaries*

Major Subsidiaries

Wholly-owned, unless otherwise mentioned:

General

Numico Research Australia Pty Ltd.	Oakden	Australia
EAC Nutrition Ltd. A/S	Copenhagen	Denmark[1]
International Nutrition Co. Ltd. A/S	Copenhagen	Denmark[1]
INC Shanghai (Holding) Limited A/S	Copenhagen	Denmark[1]
Central Laboratories Friedrichsdorf GmbH	Friedrichsdorf	Germany
Numico Trading B.V.	Schiphol Airport	the Netherlands
Numico Financial Center B.V.	Schiphol Airport	the Netherlands
Numico Beheer B.V.	Schiphol Airport	the Netherlands
Numico Research B.V.	Wageningen	the Netherlands
Numico Nederland B.V.	Schiphol Airport	the Netherlands
Nutricia International B.V.	Schiphol Airport	the Netherlands
Nutricia Export B.V.	Schiphol Airport	the Netherlands
Nutricia Poland B.V. (50%)	Schiphol Airport	the Netherlands
UK Holdings CAP (Commonwealth, Asia and Pacific) Ltd	Trowbridge	UK

Western Europe

Milupa GmbH	Puch	Austria
Nutricia Nahrungsmittel GmbH	Vienna	Austria
N.V. Nutricia België	Bornem	Belgium
N.V. Milupa	Bornem	Belgium
Nutricia A/S	Allerød	Denmark
Nutricia Baby OY	Helsinki	Finland
Nutricia Clinical OY	Turku	Finland
Nutricia France S.A.S.	Paris	France
Milupa Nutricia S.A.S.	Paris	France
Nutricia Nutrition Clinique S.A.S.	Paris	France
Pfrimmer Nutricia GmbH	Erlangen	Germany
Milupa GmbH	Friedrichsdorf	Germany
Nutricia Deutschland GmbH	Friedrichsdorf	Germany
Nutricia Grundstücksverwaltungs GmbH	Friedrichsdorf	Germany
SHS Ges. für Klinische Ernährung mbH	Heilbronn	Germany
Nutricia Ireland Ltd.	Dublin	Ireland
Numico Infant Nutrition Group	Dublin	Ireland
Nutricia Financial Services Ltd.	Dublin	Ireland
Nutricia Infant Nutrition Group Ltd.	Wexford/Macroom	Ireland
Nutricia Italia S.p.A.	Milan	Italy
Mellin S.p.A	Milan	Italy
N.V. Nutricia	Zoetermeer	the Netherlands
Nutricia Nederland B.V.	Zoetermeer	the Netherlands
Nutricia Cuijk B.V.	Cuijk	the Netherlands
Nutricia Norway AS	Oslo	Norway
Milupa Produção S.A.	Benavente	Portugal
Milupa Commercial S.A.	Lisbon	Portugal
Nutricia S.R.L.	Madrid	Spain
Numil Nutrición S.R.L.	Madrid	Spain
Nutricia Nordica AB	Stockholm	Sweden
Nutricia Healthcare S.A.	Châtel-Saint-Denis	Switzerland
Milupa S.A.	Domdidier	Switzerland
Nutricia S.A.	Domdidier	Switzerland
Nutricia Holdings Ltd.	Trowbridge	UK
Nutricia Ltd.	Trowbridge	UK
SHS International Ltd.	Liverpool	UK

Eastern Europe

Nutricia a.s.	Prague	Czech Republic
Nutricia Deva a.s.	Nově Mesto	Czech Republic
Numil Hellas S.A.	Kifissia	Greece
Numil Hungary Tápszerkereskedelni Kft.	Budapest	Hungary
UAB Nutricia Baltics	Vilnius	Latvia
Nutricia Polska Sp. z.o.o. (49.9%)	Warsaw	Poland
Nutricia Zaklady Produkcyne Sp. z.o.o. (50.0%)	Opole	Poland
Milupa S.R.L.	Bucharest	Romania
OAO Istra Nutricia Baby Food (98.9%)	Istra	Russia
Nutricia Russia LLC (99.7%)	Moscow	Russia
Nutricia Slovakia s.r.o.	Bratislava	Slovakia
Numil Gida Ürünleri Sanayi ve Ticaret A.Ş.	Istanbul	Turkey
Nutricia Ukraine LLC	Kiev	Ukraine

Asia-Pacific

Nutricia Australia Pty Ltd.	Sydney	Australia
Nutricia Pharmaceutical (Wuxi) Co. Ltd.	Wuxi	China
Nutricia (Asia-Pacific) Ltd.	Wanchai	China
International Nutrition Co. Ltd.	Shanghai	China[1]
PT Sari Husada Tbk (98.6%)	Yogyakarta	Indonesia
PT Nutricia Indonesia Sejahtera	Jakarta	Indonesia
Dumex (Malaysia) Sdn. Bhd.	Negeri Selangor Darul Ehsan	Malaysia[1]
Nutricia Ltd.	Auckland	New Zealand
Numico Asia-Pacific Holdings Pte Ltd	Singapore	Singapore[1]
Dumex Ltd. Thailand (98.9%)	Sumutprakarn	Thailand[1]
Vietnam Nutrition Joint Stock Co.	Ho Chi Minh City	Vietnam[1]

Rest of the World

Kasdorf S.A.	Buenos Aires	Argentina
Support Produtos Nutricionais Ltda.	São Paulo	Brazil
Nutricia North America Inc.	Rockville	USA

In connection with the liability of Royal Numico N.V. for all its wholly-owned subsidiaries in the Netherlands pursuant to Article 403, paragraph 1 of Book 2, Dutch Civil Code, these subsidiaries use the available exemption concerning the directives with regard to the Annual Accounts as provided for in Article 403 of Book 2, Dutch Civil Code.

[1] Consolidated as of 2 January 2006.



□ Numico's major markets in 2006

Share and *shareholder data*

Numico shareholder base

Pursuant to the Act on Financial Supervision (2006), legal and natural persons who achieve a capital interest and/or voting rights at various fixed levels between 5% and 95% in an N.V. ('naamloze vennootschap', a company limited by shares), or whose capital or interest exceeds or falls below such levels, are required to disclose this to the company concerned and the Netherlands Authority for the Financial Markets (AFM). On 1 November 2006, ING Groep N.V. reported an interest of 7.15%. Effective the same date, FMR Corp. reported an interest of 9.46%.

Total numbers of shares outstanding (institutional holdings)



- UK 33%
- USA 19%
- The Netherlands 14%
- Germany 14%
- Sweden 6%
- France 5%
- Rest of Europe 8%
- Rest of the World 1%

Institutional and private investors



- Institutional investors 90%
- Private investors 10%

Dividend

Numico's dividend policy is determined by Numico's strong growth profile and significant organic investment opportunities. In summary, the company aims for a dividend pay-out ratio of 20%, to be reached in the medium term (± 2010). Numico's shareholders have the option to choose either a cash or a stock dividend. Dividends will be declared and paid on a yearly basis.

Numico will propose to the Annual General Meeting of Shareholders to pay a dividend related to 2006 of € 0.20 per ordinary share. The dividend will be paid out fully in ordinary shares or fully in cash (after deduction of 15% withholding tax) at the shareholder's option. The stock dividend will be equal to the value of the cash dividend, barring any rounding effects. The ex-dividend date will be 27 April 2007 and the payment date will be 22 May 2007.

Important dates in 2007

25 April 2007	Annual General Meeting of Shareholders
2 May 2007	Results first quarter 2007
10 May 2007	Analyst and investor day
3 August 2007	Results second quarter 2007
8 November 2007	Results third quarter 2007

Share data Information per share in €	2006	2005	2004
Operating profit before amortisation[1]	**2.52**	2.72	2.00
Operating profit	**2.23**	2.09	1.83
Net result attributable to equity holders	**1.06**	1.15	0.68
Free cash flow	**1.53**	(0.58)	0.69
Shareholders' equity	**4.52**	3.95	(1.81)
Dividend	**0.20**[2]	0.15	0.00
Share price in €			
High	**40.75**	36.86	27.78
Low	**32.92**	26.66	21.76
Year-end	**40.75**	34.90	26.53
Issued Ordinary Shares million			
At year-end	**192.32**	190.09	166.33
Daily volume			
Average	**1,185,636**	713,049	684,751
High	**7,109,389**	5,643,704	3,445,701
Low	**255,838**	152,437	36,622

[1] Excluding exceptional items.
[2] Proposed and subject to AGM approval on 25 April 2007.

Share price movement January 2006 – December 2006
AEX Index and Bloomberg European Food Index, indexed on the basis of Numico's share price on 2 January 2006.


Share price in €
Volume (millions)
— Numico
— Bloomberg European Food Index
50
45
40
35
30
25
8
7
6
5
4
3
2
1
0
January
February
March
April
May
June
July
August
September
October
November
December

Definitions

Financial terms as used in accordance with International Financial Reporting Standards are described on pages 53 to 59 of this Report. Several other widely used and commonly accepted business terms also appear in this Report, as defined here.

Comparable basis
At constant scope of consolidation and constant exchange rates. Constant exchange rate is prior year at current year's exchange rate.

Constant scope
Constant scope of consolidation, meaning organic growth, or total sales (or EBITA, or EBITA margin) excluding acquired, discontinued and divested businesses.

Continued basis
Total sales (or EBITA, or EBITA margin), excluding discontinued and divested businesses.

Free cash flow
Free cash flow contains the cash flow from operating activities and the cash flow from investment activities.

Margin
Sales less cost of raw materials and consumables and less movement in inventories of finished and semi-finished goods.

Net interest expense[1]
Interest due and payable for the period adjusted for:

> any amount receivable or payable under interest rate or currency hedging agreements or instruments;
> interest receivable in respect of any investment, deposit or loan.

Normalised net profit
Profit for the year excluding exceptional items, result divestments and discontinued businesses, all after tax.

Number of employees
All company full- and part-time employees including temporary employees and paid overtime, converted on a full-time annual basis.

Operating profit before amortisation or EBITA
Operating profit before amortisation and impairment charges and excluding exceptional items.

Operating profit before depreciation and amortisation or EBITDA
Operating profit before depreciation and amortisation and impairment charges and excluding exceptional items.

Return on sales or EBITA margin
EBITA as a percentage of sales.

Total net debt[1]
The aggregate amount of all obligations in respect of financial indebtedness:

> the carrying value of the convertible debenture loans;
> bank loans;
> other loans;
> any indebtedness in respect of any derivative transactions;

but excluding:

> any interest or fees;
> any liabilities that are fully cash collateralised;

less the aggregate amount of:

> cash balances;
> liquid short-term investments/deposits.

Trade working capital
Total of inventory, trade receivables and trade payables.

[1] As defined in bank covenants.

Written and produced by Numico Corporate Communications
Designed by Addison Corporate Marketing Ltd.
Board photography by Jaap van den Beukel
Printed in Belgium by Deckers Druk

This Report is published in English and Dutch.

www.numico.com



Royal Numico N.V.
P.O. Box 75538, 1118 ZN Schiphol Airport
The Netherlands +31 (0)20 456 9000

NUMICO

Press Release

Numico Further Aligns Its Organisational Structure

Schiphol, 2 May 2007 – Royal Numico N.V. announces that is had made changes to its organisational structure as part of the company's ongoing focus on enhancing organisational alignment and simplicity. Product Development will be integrated into the Baby Food and Clinical Nutrition divisions and Research will report directly to Numico's CEO. Given these changes Ajai Puri has agreed to retire from Numico's Executive Board but will continue to fulfil a senior advisory role to the company.

Jan Bennink, CEO of Numico, commented: "I would like to thank Ajai for his valuable contribution to Numico. Over the last four years, he has played a significant role in creating a strong R&D organisation. Under his leadership, R&D has become more consumer focused and he has contributed to building the platform for Numico's future growth. Ajai's position in the Executive Board will not be replaced."

Ajai Puri joined Numico on 9 May 2003, to head the Research & Development organisation. Prior to joining Numico, Ajai Puri worked for more than 20 years in various senior management positions at the Minute Maid Company, part of the Coca Cola Company.

Royal Numico is a high-growth, high-margin specialised nutrition company with leading positions in Baby Food and Clinical Nutrition and brings products to the market under the brand names Nutricia, Milupa, Cow & Gate, Mellin and Dumex, among others. The company serves customers in over 100 countries and employs approx. 13,000 people (see also: www.numico.com).

For any questions you might have, please contact:

Royal Numico N.V. Corporate Communications tel. +31 20 456 9077
Royal Numico N.V. Investor Relations tel. +31 20 456 9003

NUMICO

Press Release

First Quarter Results 2007

Good Start to the Year – Excellent Performance by Clinical Outlook Reconfirmed

2 May 2007

Financial Highlights First Quarter 2007 *(on a comparable basis)*[1]

- Total sales up 9.6%; EBITA margin at 18.9%
- Baby Food sales up 8.0%; EBITA margin at 18.8%
- Clinical Nutrition sales up 14.1%; EBITA margin at 26.2%
- Normalised profit for the period up 18.1% and basic EPS up 16.7% (at reported rates)[2]
- Reconfirmed outlook of 10 – 12% organic sales growth and EBITA margin up 10 – 20 bps

CEO Statement

"Numico's first quarter 2007 sales growth of 9.6% continues a consistent record of positive performance across our Baby Food and Clinical Nutrition Divisions.

The Baby Food division grew by 8.0% in Q1 2007, against record-high sales growth comparables of Q1 2006. Eastern Europe continues to perform well, as does Asia-Pacific. The underlying trend for Western Europe is encouraging, with good performances in key growth markets and French market recovery completed by Q3 2007.

Clinical Nutrition achieved excellent sales growth of 14.1%, reflecting the recovery of the German market coupled with strong overall performance. Nutricia Clinical is also making important progress in the development of a nutritional product for patients with HIV. This product has entered phase III trials, which are expected to be completed by the end of 2010.

We will continue to review and respond to the steep material price increases in the dairy arena. Based on current assessments of future price developments in our raw material portfolio, we intend to offset raw material price upcharges through price increases and additional cost savings programmes. Consequently, we feel confident to reconfirm total sales growth of between 10% - 12% in 2007, with EBITA margin improvement of between 10 and 20 bps."

(€ mln)	First Quarter		% change	
	2007	2006	comp.[1]	Actual
Sales	674	633	9.6	6.5
EBITA	127	118	9.1	7.8
Normalised profit for the period	74	63	-	18.1
Normalised EPS[2] (€)	0.39	0.33	-	16.7
Profit for the period	74	47	-	56.6
Basic EPS (€)	0.39	0.25	-	54.8
Diluted EPS (€)	0.37	0.24	-	52.0

[1] *'Comparable basis' is at constant scope of consolidation and constant exchange rates and excluding exceptionals (please refer to appendix 5)*

[2] *'Normalised' excludes discontinued businesses and exceptionals after tax (appendix 4)*

OUTLOOK 2007

Based on the strong potential of the markets in which Numico operates, the company reconfirms that it expects total sales to grow organically between 10 - 12% and the EBITA margin to improve between 10 and 20 bps in 2007. The outlook reflects the current expectations on the impact of raw material price developments.

As indicated at the start of 2007, Numico's performance in the second half of 2007 will be impacted by the sharp rise in certain milk and milk-related ingredients, which primarily impacts the Baby Food division. Numico intends to offset the rise in raw material prices through price increases and additional cost savings programmes.

These targets are all based on constant scope of consolidation, constant exchange rates, excluding exceptionals and barring unforeseen circumstances.

FINANCIAL REVIEW *(on a comparable basis[3])*

First Quarter 2007

Reported sales increased 6.5% to € 674 mln in the first quarter of 2007. This growth consisted of 9.6% organic growth, driven by 8.0% organic growth in Baby Food and 14.1% in Clinical Nutrition. Change in business scope and currency translation effects negatively impacted reported growth by (1.3)% and (1.8)%, respectively.

(€ mln)	Sales			EBITA	EBITA margin
	Q1 07	Q1 06	change[3]	Q1 07	Q1 07
Baby Food	485	457	8.0	91	18.8
Clinical Nutrition	184	173	14.1	48	26.2
Non-allocated	-	-	-	(13)	-
Numico continued	**669**	**630**	**9.6**	**126**	**18.9**
Business to be divested	5	3	-	1	-
Total Numico	**674**	**633**	**-**	**127**	**-**

Numico's EBITA margin remained stable at 18.9% compared to the first quarter of 2006, despite an increase in A&P and R&D spend of 17% and 14%, respectively.

Normalised profit for the period and normalised earnings per share amounted to € 74 mln and € 0.39, up 18.1% and 16.7%, respectively.

REVIEW BY ACTIVITY *(on a comparable basis[3])*

Baby Food

Baby Food sales increased 8.0% to € 485 mln in the first quarter of 2007. This performance was mainly driven by Eastern Europe and a good performance in Asia Pacific. The underlying trend for Western Europe is encouraging with good performances in our key growth markets and French market recovery will be completed by Q3 2007.

The EBITA margin was 18.8% or only 20 bps lower than the very strong margin performance of the Baby Food division in the first quarter of 2006 and despite a strong increase in A&P spend.

Clinical Nutrition

Sales in Clinical Nutrition grew by 14.1% to € 184 mln in the first quarter of 2007. This growth reflects the recovery of the German market as well as a strong performance across Europe, most notably in the UK, France, Spain and the Nordics. The markets outside Europe also performed very well with particularly strong performances in Turkey and Brazil. All product categories contributed to this result with strong growth coming from certain key disease specific areas such as GI Allergy. The EBITA margin was 26.2%.

[3] *Based on constant scope of consolidation and constant exchange rates and excludes exceptionals (please refer to appendix 5)*

UPDATE ON HIV/AIDS PROJECT

Numico is continuing its development of a proprietary nutritional product for individuals with HIV who are not yet on pharmaceutical therapy (so called "pre-HAART" patients). The product is designed as Food for Special Medical Purposes (FSMP) in Europe and as Medical Food in the US. The HIV nutritional product is aimed to slow down the decline in health status – including the number of CD4 blood cells – of pre-HAART patients. The product consists of a combination of nutritional modules targeted at improving gut health, gut permeability and the immunological status of HIV patients. An international Advisory Board of key opinion leaders and experts in the HIV field has endorsed both the potential of the product and the set-up of the trials programme.

Clinical trials with HIV patients to date have confirmed the safety and tolerance of the individual nutritional modules and preliminary results on gut health and immune status are encouraging. Based on these results, we have moved into a multi-centre, multi-country, phase III clinical trial with pre-HAART HIV patients. The trial is expected to include up to 1,000 patients in 8 – 10 countries and is expected to be completed by the end of 2010.

OTHER FINANCIAL INFORMATION

Cash Flow

Total trade working capital as a percentage of sales improved 370bps to 8.6% compared to the first quarter of 2006. Capital expenditure amounted to € 42 mln, or 6% of sales in the first quarter of 2007.

Cash generated from operations was € 95 mln in the first quarter of 2007, driven by the strong increase in operating profit. Free cash flow at € (4) mln takes into account € 18 mln paid for shares of minority shareholders of Sari Husada, which has successfully received approval to delist from the Indonesian Stock Exchange.

Net Debt and Finance Costs

Net debt remained relatively constant at € 1,415 mln in the first quarter of 2007. Net finance costs amounted to € (20) mln in the first quarter of 2007 compared to € (28) mln in the first quarter of 2006, driven by lower interest expenses as a result of ongoing deleveraging and less negative foreign exchange impacts. More information can be found in appendix 6.

Shareholders' Equity

Shareholders' equity improved by € 88 mln to € 957 mln in the first quarter of 2007. The improvement was mainly driven by retained earnings of € 74 mln. An overview of the movements in shareholders' equity can be found in appendix 4.

A live and on demand audio web cast of the conference call for analysts and investors will start at 10:00 hrs CET on Wednesday 2 May 2007. The related presentation slides will be available on our website (www.numico.com) at 7:30 hrs CET.

Appendix 1

Consolidated income statement *(at actual rates)*

(€ mln)	First Quarter		
	2007	2006	% change
Sales	**674**	**633**	**6.5**
Other revenues	4	3	-
Total revenues	**679**	**636**	**6.8**
Cost of raw materials and consumables	(205)	(207)	(0.9)
Personnel costs	(145)	(140)	3.6
Advertising and promotion costs	(76)	(70)	9.8
General and administrative costs	(113)	(108)	4.1
Depreciation	(13)	(11)	22.6
Amortisation and impairment	(4)	(4)	6.5
Other income	0	1	-
Operating profit	**123**	**97**	**26.4**
Net finance costs	(20)	(28)	(29.0)
Share in profit of joint venture	-	1	-
Profit before tax	**103**	**70**	**47.1**
Income tax expense	(28)	(21)	32.6
Profit from continued operations	**74**	**49**	**53.5**
Net loss from discontinued operations	-	(1)	
Profit for the period	**74**	**48**	**56.3**
Attributable to:			
Equity holders	**74**	**47**	**56.6**
Minority interest	0	0	-
Basic earnings per share (€)	**0.39**	**0.25**	**54.8**
Diluted earnings per share (€)	**0.37**	**0.24**	**52.0**

Number of shares outstanding

(mln)	First quarter	
	2007	2006
At period-end	192.75	190.23
Period average	192.35	190.13
Diluted	212.40	210.55

Appendix 2

Consolidated balance sheet

(€ mln)	31 March 2007		31 Dec. 2006	
Intangible assets		2,142		2,132
Property, plant and equipment (PPE)		450		438
Financial assets		9		12
Deferred income tax assets		292		303
Derivative financial instruments		-		-
Non-current assets	**2,893**		**2,885**	
Inventories		291		252
Trade receivables		321		312
Other receivables		91		89
Cash and cash equivalents		235		280
Current assets	**938**		**933**	
Non-current assets held for sale		22		23
Total assets	**3,853**		**3,841**	
Capital and reserves attributable to equity holders		957		869
Minority interest		3		4
Total equity	**960**		**873**	
Borrowings		1,410		1,491
Employee benefits		101		101
Provisions		4		6
Deferred income tax liabilities		377		377
Derivative financial instruments		32		30
Other financial liabilities		76		67
Non-current liabilities	**2,000**		**2,072**	
Trade payables		385		374
Other payables		233		251
Borrowings		200		171
Provisions		16		14
Current income tax liabilities		58		80
Derivative financial instruments		1		6
Current liabilities	**893**		**896**	
Total equity and liabilities	**3,853**		**3,841**	

Appendix 3

Consolidated cash flow statement

(€ mln)	First Quarter 2007		First Quarter 2006	
Operating profit	**123**		**97**	
Adjustments:				
Depreciation		13		11
Amortisation and impairment		4		4
Movement in provisions		-		5
Net change in trade working capital		(37)		(29)
Net change in non-trade working capital		(15)		1
Other		7		5
	(28)		(3)	
Cash generated from operations	**95**		**94**	
Interest received		3		4
Interest paid		(11)		(14)
Income tax paid		(36)		(5)
	(44)		(15)	
Cash flow from operating activities	**51**		**79**	
Investing activities				
Proceeds of sale of PP&E		3		1
Capital expenditures		(42)		(31)
Acquisition EAC Nutrition		-		(1,190)
Investments in subsidiaries		(18)		-
Loan repayments received from third parties		2		-
Cash flow from investing activities	**(55)**		**(1,220)**	
Financing activities				
Use / (redemption) of credit facility		(80)		(145)
Use / (redemption) of other ST loans		14		-
Use / (redemption) of commercial paper		47		69
Issued shares		10		3
Cash flow from financing activities	**(9)**		**(73)**	
Exchange rate differences	-		5	
Change in cash (equivalents) and bank overdrafts	**(13)**		**(1,209)**	
Cash (equivalents) and bank overdrafts 1 January	**234**		**1,426**	
Bank overdrafts 1 January	(46)		(31)	
Cash (equivalents) and bank overdrafts 31 March	**221**		**217**	
Bank overdrafts 31 March	(14)		(17)	
Free cash flow*	**(4)**		**49**	

** Cash flow from operating activities minus cash flow from investing activities and excluding payments relating to acquisitions*

Appendix 4

Reconciliation from organic growth to reported growth

(in %)	Baby	Clinical	Total
Organic sales growth	**8.0**	**14.1**	**9.6**
Acquisitions / divestments	0.3	(7.3)	(1.7)
Currency translation effect	(2.2)	(0.7)	(1.8)
Growth continued business	**6.1**	**6.1**	**6.1**
Business to be divested			0.4
Reported sales growth			6.5

Reconciliation of EBITA to operating profit

(in € mln)	Q1 07	Q1 06
EBITA as reported	**127**	**118**
Exceptionals	0	(17)
Amortisation and impairment	(4)	(4)
Operating profit as reported	**123**	**97**

Reconciliation of profit for the period to normalised profit

(in € mln)	Q1 07	Q1 06
Profit attributable to equity holders	**74**	**47**
Net loss from discontinued operations	-	1
Exceptionals (net of tax)	(0)	14
Normalised profit attributable to equity holders	**74**	**63**

Movements in shareholders' equity

(€ mln)	
Shareholders' equity at 1 January 2007	**869**
Profit for the period	74
Net result charged directly to equity	(6)
Issued share capital – stock options	10
Cost of stock options	7
Other movements	3
Shareholders' equity at 31 March 2007	**957**

Appendix 5

Information by activity – First quarter 2007

SALES (in € mln)	First quarter 2007	2006	% change comparable	actual
Baby Food	485	457	8.0	6.1
Clinical Nutrition	184	173	14.1	6.1
Sales continued business	**669**	**630**	**9.6**	**6.1**
Businesses to be divested	5	3	-	-
Total Sales	674	633	-	6.5

EBITA (in € mln)	First quarter 2007	2006	% change comparable	actual
Baby Food	91	88	6.2	3.1
Clinical Nutrition	48	45	13.1	6.7
Non-allocated	(13)	(13)		
EBITA continued business	**126**	**121**	**9.1**	**4.5**
Businesses to be divested	1	(3)	-	-
Total EBITA	127	118	-	7.8

EBITA margin	First quarter 2007	2006	change in bps comparable	Actual
Baby Food	18.8	19.3	(20)	(50)
Clinical Nutrition	26.2	26.0	(20)	20
EBITA margin continued business	**18.9**	**19.2**	**0**	**(30)**
Total EBITA as a % of sales	18.8	18.6	30	20

Appendix 6

Net debt

(in € mln)	31 March 2007	31 Dec. 2006
Convertible loans	351	351
Bank loans	625	705
Senior notes	470	474
Other loans	191	128
Cash and cash equivalents	(221)	(234)
Sub total net debt	**1,416**	**1,424**
Financial instruments and cross currency swaps	(1)	(6)
Total net debt	**1,415**	**1,418**

Net finance costs

(in € mln)	2007	2006			
	Q1	Q4	Q3	Q2	Q1
Interest expenses	(20)	(21)	(22)	(24)	(24)
Interest income	4	3	5	5	4
Net interest expenses	**(17)**	**(18)**	**(17)**	**(19)**	**(20)**
Other	(1)	(1)	(1)	(1)	0
Sub-total financial income and expenses	**(18)**	**(19)**	**(19)**	**(20)**	**(20)**
Financial instruments and currency translation effects	(2)	(3)	(3)	1	(7)
Total net finance costs	**(20)**	**(22)**	**(22)**	**(19)**	**(28)**

Appendix 7

GENERAL INFORMATION

This interim financial report has been prepared in accordance with International Financial Reporting Standards ('IFRS') as adopted by the European Commission. All accounting policies have been consistently applied to the 2006 comparatives. It is to be noted that totals might deviate from the sum of the individual inputs due to rounding.

WARNING ABOUT FORWARD-LOOKING STATEMENTS

Some statements in this document are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors that are outside of our control and impossible to predict and may cause actual results to differ materially from any future results expressed or implied.

These forward-looking statements are based on current expectations, estimates, forecasts and projections and our beliefs and assumptions about future events. Forward-looking statements include, without limitation, statements concerning Numico's results or financial position and the other factors discussed in the company's annual report. An overview of the most important financial factors that may affect Numico's results are provided in the company's most recent Annual Report.

Given these uncertainties, no assurance can be given as to Numico's future results or financial position. You are cautioned not to put undue reliance on these forward-looking statements, which only speak as of the date of this document and are neither predictions nor guarantees of future events or circumstances. Numico does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

NUMICO

Press Release

Fourth Quarter and Full Year Results 2006

Second Year of Double-Digit Organic Sales Growth at Improved Margins

21 February 2007

Financial Highlights Full Year 2006 *(on a comparable basis)*[1]

- Total sales up 11.9%; EBITA margin at 18.8%
- Nutricia Baby sales up 10.4%; EBITA margin at 19.1%
- Dumex sales up 20.2%; EBITA margin at 16.3%
- Nutricia Clinical sales up 10.9%; EBITA margin at 26.1%
- Normalised profit up 28.7% and normalised basic EPS up 15.9%[2] (at reported rates)
- Trade working capital improved 390 bps to 7.3% of sales
- Cash generated from operations at € 568 mln, up 50%

Financial Highlights Fourth Quarter 2006 *(on a comparable basis)*[1]

- Total sales up 12.6%; EBITA margin at 17.8%
- Nutricia Baby sales up 9.9%; EBITA margin at 17.5%
- Dumex sales up 24.0%; EBITA margin at 15.2%
- Nutricia Clinical sales up 13.0%; EBITA margin at 25.7%

CEO Statement

"I am very pleased to announce Numico's second year of double-digit growth - - at improved margins and with record free cash flow. Both divisions contributed to the excellent 11.9% growth performance, with Baby Food up by 12.2% and Clinical by 10.9%. Within Baby Food, Dumex enjoyed a smooth integration and excellent sales growth of 20.2% in 2006, with margins increased by 170 bps and a trade working capital reduction of €35 mln. The strategically important Milks category contributed strongly to Baby Food's growth, with a 15% increase in sales. This was supported by the good performance of Growing Up Milks and of higher margin specialty products, as well as the roll-out of the immunity claim. Clinical, with its new management in place, shows signs of regained momentum, with 13% growth in the fourth quarter. The clear signs of recovery of Germany, a key market, is one example of the dynamism of the Clinical organisation. Based on the good results of 2006 and the successful integration of Dumex, we feel confident to give a sales growth guidance for 2007 of between 10-12%, with an EBITA margin improvement of 10-20 bps."

Fourth Quarter		% change		*(€ mln)*	Full Year		% change	
2006	2005[3]	comp.[1]	actual		2006	2005[3]	comp.[1]	actual
690	615	12.6	28.0	**Sales**	2,623	2,375	11.9	31.9
122	110	7.7	18.1	**EBITA**	483	430	12.8	29.2
70	59	-	18.5	**Normalised profit**[2]	274	213	-	28.7
0.36	0.32	-	12.0	**Normalised EPS (€)**[2]	1.43	1.24	-	15.9
27	46	-	(41.8)	**Profit for the period**	202	198	-	2.0
0.14	0.25	-	(45.0)	**Basic EPS (€)**	1.06	1.15	-	(8.1)
0.14	0.24	-	(43.5)	**Diluted EPS (€)**	1.03	1.11	-	(6.8)

[1] *'Comparable basis' is at constant scope of consolidation and constant exchange rates and excluding exceptionals*
[2] *'Normalised' excludes discontinued businesses, acquisition and integration costs and exceptionals after tax(appendix 4)*
[3] *For reconciliation of pro forma Q4 & FY 05 sales and EBITA, please refer to appendix 6*

DIVIDEND 2006

Numico will propose to the Annual General Meeting of Shareholders on 25 April 2007 to pay a dividend related to 2006 of € 0.20 per ordinary share. The dividend will be paid out fully in ordinary shares or fully in cash (after deduction of withholding tax) at the shareholder's option. The stock dividend will be equal to the value of the cash dividend, barring any rounding effects. The ex-dividend date will be Friday 27 April 2007 and the payment date will be Tuesday 22 May 2007.

OUTLOOK

Based on the strong potential of the markets in which Numico operates, the company expects total sales to grow organically between 10 - 12% and the EBITA margin to improve between 10 and 20 bps in 2007. The margin improvement reflects the current expectations on the impact of raw material price developments.

These targets are all based on constant scope of consolidation, constant exchange rates, excluding exceptionals and barring unforeseen circumstances.

FINANCIAL REVIEW *(on a comparable basis[4])*

Full Year 2006

(%)	Baby	Dumex	Clinical	Total
Organic sales growth	**10.4**	**20.2**	**10.9**	**11.9**
Acquisitions / divestitures	3.9	-	(0.9)	19.4
Currency translation effect	0.5	3.2	0.2	0.7
Earthquake / jar recall 2005	(0.1)	-	-	(0.1)
Reported sales growth	**14.7**	**-**	**10.2**	**31.9**

Reported sales increased 31.9% to € 2,623 mln in 2006. This growth consisted of 11.9% organic growth, driven by 10.4% organic growth for Nutricia Baby, 20.2% for Dumex and 10.9% for Nutricia Clinical. Growth through acquisitions amounted to 19.4% and currency translation effects added 0.7% to the growth. The impact of the earthquake in Indonesia and the jar recall in Q4 05 was limited to (10) bps. Organic sales growth was driven by 8.8% in volume and 3.1% in price/mix.

(€ mln)	Sales			EBITA	EBITA margin	change[4] bps
	2006	2005[5]	change[4]	2006	2006	2006
Baby Food	1,506	1,376	10.4%	283	19.1%	50
Dumex	374	323	20.2%	57	16.3%	170
Clinical Nutrition	743	675	10.9%	192	26.1%	(150)
Non-allocated	-	-	-	(49)	-	-
Total Numico	**2,623**	**2,375**	**11.9%**	**483**	**18.8%**	**20**

The gross margin improved across all three reporting units in 2006 compared to 2005. This was mainly due to favourable product mix, cost savings from various efficiency initiatives and pricing.

Numico's overall EBITA margin was 18.8%, an improvement of 20 bps compared to 2005 despite an increase in A&P and R&D spend of 22% and 21%, respectively. Normalised profit and normalised basic earnings per share amounted to € 274 mln and € 1.43, up 28.7% and 15.9%, respectively.

[4] *'Comparable basis' is at constant scope of consolidation and constant exchange rates and excl. exceptionals*
[5] *For reconciliation of pro forma Q4 & FY 05 numbers, please refer to appendix 6*

Fourth Quarter 2006

(%)	Baby	Dumex	Clinical	Total
Comparable sales growth	**9.9**	**24.0**	**13.0**	**12.6**
Acquisitions / divestitures	(0.6)	-	(1.1)	15.8
Currency translation effect	(1.1)	(3.0)	(0.8)	(1.2)
Impact jar recall 2005	1.4	-	-	0.8
Reported sales growth	**9.6**	**-**	**11.1**	**28.0**

Reported sales increased 28.0% to € 690 mln in the fourth quarter of 2006. This growth consisted of 12.6% organic growth, driven by 9.9% organic growth for Nutricia Baby, 24.0% for Dumex and 13.0% for Nutricia Clinical. Growth through acquisitions (primarily Dumex) amounted to 15.8% and currency translation effects negatively impacted growth by (1.2)%.

(€ mln)	Sales			EBITA	EBITA margin	change[7] bps
	Q4 06	Q4 05[6]	change[7]	Q4 06	Q4 06	Q4 06
Baby Food	394	354	9.9%	68	17.5%	(80)
Dumex	96	82	24.0%	14	15.2%	570
Clinical Nutrition	200	178	13.0%	51	25.7%	(360)
Non-allocated	-	-	-	(12)	-	-
Total Numico	**690**	**615**	**12.6%**	**122**	**17.8%**	**(80)**

Numico's overall EBITA margin was 17.8% or 80 bps lower which can mainly be attributed to phasing of investments in A&P and R&D which were up 25% and 36%, respectively.

Normalised net profit and normalised earnings per share amounted to € 70 mln and € 0.36, up 18.5% and 12.0%, respectively.

REVIEW BY ACTIVITY *(on a comparable basis)*[7]

Baby Food

Nutricia Baby sales increased 10.4% organically to € 1,506 mln in 2006. This growth was driven by 7.5% in volume and 2.9% in price/mix. Western Europe grew by 3%, driven by continued growth in the UK and improving performances in Italy, Ireland and Belgium primarily offset by a disappointing performance in France. Eastern Europe and the Rest of the World grew by 22% and 20%, respectively, with particularly strong growth in Turkey and Indonesia.

The EBITA margin was 19.1% or 50 bps higher than in 2005, despite an increase in A&P and R&D spend of 20% and 22%, respectively. A favourable shift in product mix and various cost savings initiatives contributed to this margin improvement.

These figures exclude € 7 mln of lost sales and € 3 mln of margin loss due to the Indonesian earthquake in May 2006.

Nutricia Baby sales grew by 9.9% in the fourth quarter of 2006. The EBITA margin was 17.5% or 80 bps lower than in the fourth quarter of 2005 due to phasing of A&P and R&D spend which were up 22% and 58%, respectively.

[6] *For reconciliation of pro forma Q4 & FY 05 numbers, please refer to appendix 6*

[7] *'Comparable basis' is at constant scope of consolidation and constant exchange rates and excl. exceptionals*

Dumex

Sales in Dumex grew by 20.2% to € 374 mln in 2006, supported by all countries and with particularly strong growth in China and Vietnam. Growth was driven by 11.6% in volume and 8.6% in price/mix.

The EBITA margin increased 170 bps to 16.3% despite an increase in A&P spend of 34%. This can mainly be attributed to premiumisation of the product portfolio, integration savings and good cost management.

Sales in Dumex increased by 24.0% in the fourth quarter of 2006 and the EBITA margin was 15.2% or 570 bps higher than in the fourth quarter of 2005, despite an increase in A&P spend of 29%.

The integration of Dumex was successfully completed in the course of 2006. The various efficiency initiatives have generated the anticipated annualised cost savings of € 5 mln in 2006 and Dumex is on track to generate € 10 mln of annualised cost savings in 2007 and beyond. The remaining € 8 mln of acquisition and integration costs were charged in the fourth quarter thereby bringing the total amount to € 35 mln, in line with initial expectations.

Clinical Nutrition

Sales in Clinical Nutrition grew by 10.9% to € 743 mln in 2006. Growth was driven by Southern Europe (+12%) and Rest of the World (+22%) which was partly offset by Northern Europe (+6%), specifically impacted by the changes in German reimbursement. The UK, US, France and Brazil delivered particularly strong performances. Growth was driven by 9.7% in volume and 1.2% in price/mix.

The EBITA margin was 26.1%, representing a decrease of 150 bps compared to 2005 as a result of an increase in R&D and A&P spend of 19% and 17%, respectively.

The acceleration of sales continued in the fourth quarter with an increase of 13.0%, reflecting an improved performance in Germany. As part of the efforts to bolster the German business, Numico sold a stake in a German home care organisation in return for a long term supply agreement. The EBITA margin decreased 360 bps to 25.7% driven by an increase in R&D and A&P spend of 19% and 34%, respectively, also driven by the phasing of other investments to support future growth.

In the fourth quarter of 2006, Numico sold its Coeliac business to Dr. Schär Srl., an Italian family-owned company that is the leading European player in the gluten-free food products sector.

OTHER FINANCIAL INFORMATION

Tax

The Dutch government reduced the Dutch corporate income tax rate to 25.5% as per 1 January 2007. As a consequence, the deferred tax asset was lowered by € (36) mln (non-cash) in the fourth quarter of 2006.

The underlying effective tax charge (P&L) and cash tax rate were 29.5% and 25%, respectively, in 2006. The effective tax charge is expected to range between 25% - 27% going forward, mainly due to the lowering of the Dutch corporate tax rate to 25.5%. The cash tax rate is expected to be around 20% for the next seven years due to the utilisation of the aforementioned deferred tax asset which has now been formally approved by the Dutch tax authorities.

Cash Flow

Total trade working capital improved 390bps to 7.3% of sales compared to December 2005. This was driven by a substantial improvement in trade payables (up 250 bps) and trade receivables (down 150 bps) while inventory levels remained stable.

Cash generated from operations increased by 50% to € 568 mln in 2006, driven by the strong increase in operating profit and supported by the strong trade working capital improvements.

Capital expenditure amounted to € 132 mln, or 5.0% of sales in 2006, primarily spent on quality, innovation and systems. Free cash flow amounted to € 294 mln in 2006 compared to € 100 mln in 2005, excluding the net cash payment related to the acquisition of EAC Nutrition and Golden Circle of € 1,207 mln in 2006.

Net Debt

Net debt improved to € 1,418 mln in 2006 due to strong free cash flow. The stated net debt of € 515 mln at the end of 2005 included the cash on balance that was used on 2 January 2006 to pay the purchase price of € 1.2 billion related to the Dumex acquisition. Net finance costs amounted to € 90 mln in 2006. More detailed information can be found in appendix 5.

Shareholders' Equity

Shareholders' equity improved by € 189 mln to € 869 mln in 2006. This was driven by retained earnings of € 202 mln, partly offset by negative currency translation effects on intangible assets primarily related to the Chinese renminbi. Further details can be found in appendix 4.

EPHEDRA PORTFOLIO RESOLVED

Out of the total of 392 ephedra cases that were filed against GNC and Rexall Sundown over the last years, 95% had been resolved by the end of 2006. Only 18 cases remained outstanding by year-end 2006.

All settlement payments and related legal and administrative costs related to the ephedra litigation risk are covered by Numico's product liability insurance which is occurrence-based.

A live and on-demand video web cast of the analyst & investor presentation on Wednesday 21 February 2007 will be available as of 16.30 hrs CET today. The related presentation slides will be available on our website (www.numico.com) as of 07.30 hrs CET on 21 February 2007.

Appendix 1

Consolidated income statement *(at actual rates)*

Fourth Quarter 2006	Fourth Quarter 2005	% change	*(€ mln)*	Full Year 2006	Full Year 2005	% change
690	539	28.0	Sales	2,623	1,988	31.9
9	4	-	Other revenues	21	20	3.2
699	**543**	**28.6**	**Total revenues**	**2,644**	**2,008**	**31.6**
(224)	(178)	25.5	Cost of raw materials and consumables	(844)	(622)	35.8
(153)	(110)	39.5	Personnel costs	(539)	(432)	24.6
(94)	(60)	56.6	Advertising and promotion costs	(327)	(209)	56.6
(113)	(100)	12.9	General and administrative costs	(458)	(378)	20.9
(9)	(4)	105.2	Depreciation	(39)	(25)	53.2
(19)	(6)	241.8	Amortisation and impairment fixed assets	(34)	(10)	230.6
23	10	-	Other income	26	28	(8.9)
110	**95**	**15.7**	**Operating profit**	**429**	**360**	**19.4**
(22)	(16)	32.4	Net finance costs	(90)	(61)	46.4
0	1	-	Share in profit of joint venture	2	3	(40.9)
88	**80**	**10.3**	**Profit before tax**	**341**	**302**	**13.1**
(62)	(34)	80.8	Income tax expense	(136)	(101)	35.4
26	**46**	**(42.7)**	**Profit from continuing operations**	**205**	**201**	**2.0**
0	-	-	Net loss from discontinued operations	(2)	-	-
27	**46**	**(41.3)**	**Profit for the period**	**203**	**201**	**1.0**
			Attributable to:			
27	**46**	**(41.8)**	**Equity holders**	**202**	**198**	**2.0**
0	(0)	-	Minority interest	1	3	-
0.14	**0.25**	**(45.0)**	**Basic earnings per share (€)**	**1.06**	**1.15**	**(8.1)**
0.14	**0.24**	**(43.5)**	**Diluted earnings per share (€)**	**1.03**	**1.11**	**(6.8)**

Number of shares outstanding

Q4 06	Q4 05	*(mln)*	FY 06	FY 05
192.32	190.09	At period end	192.32	190.09
191.88	181.33	Period average	190.96	171.97
195.32	201.55	Diluted	210.48	191.88

Appendix 2

Consolidated balance sheet

(€ mln)	31 Dec. 2006		31 Dec. 2005	
Intangible assets		2,132		767
Property, plant and equipment (PP&E)		438		336
Financial assets		12		26
Deferred income tax assets		303		362
Derivative financial instruments		-		9
Non-current assets	**2,885**		**1,500**	
Inventories		252		194
Trade receivables		312		285
Other receivables		89		78
Cash and cash equivalents		280		1,457
Current assets	**933**		**2,014**	
Non-current assets held for sale	23		22	
Total assets	**3,841**		**3,536**	
Capital and reserves attributable to equity holders		869		680
Minority interest		4		2
Total equity	**873**		**682**	
Borrowings		1,491		1,913
Employee benefits		101		110
Provisions		6		7
Deferred income tax liabilities		377		181
Derivative financial instruments		30		13
Other financial liabilities		67		50
Non-current liabilities	**2,072**		**2,274**	
Trade payables		374		254
Other payables		251		168
Current income tax liabilities		80		73
Borrowings		171		62
Provisions		14		22
Derivative financial instruments		6		1
Current liabilities	**896**		**580**	
Total equity and liabilities	**3,841**		**3,536**	

Appendix 3

Consolidated cash flow statement

(€ mln)	Full Year			
	2006		2005	
Operating profit	**429**		**360**	
Adjustments:				
Depreciation		44		32
Amortisation and impairment		34		10
Movement in provisions		(19)		(11)
Net change in trade working capital		90		18
Net change in non-trade working capital		(36)		(40)
Other		26		11
	139		20	
Cash generated from operations	**568**		**380**	
Interest received		16		14
Interest paid		(78)		(75)
Income tax paid		(109)		(56)
	(171)		(117)	
Cash flow from operating activities	**397**		**263**	
Investing activities				
Proceeds of sale of PP&E		21		17
Capital expenditures		(132)		(100)
Acquisition EAC Nutrition / Mellin / Golden Circle		(1,207)		(198)
Investments in subsidiaries		-		(95)
Proceeds of divestments		10		16
Loan repayments received from third parties		(2)		(1)
Cash flow from investing activities	**(1,310)**		**(361)**	
Financing activities				
(Redemption)/Use of LT loans		(385)		860
Changes in ST loans and bank overdrafts		(10)		-
Issued commercial paper and senior notes		93		539
Issuance and repurchase of convertible bonds		(1)		(625)
Issued shares & repurchase of shares by subsidiaries		37		544
Dividends paid		(14)		(5)
Cash flow from financing activities	**(280)**		**1,313**	
Exchange rate differences		-		(8)
Change in cash (equivalents) and bank overdrafts	**(1,193)**		**1,207**	
Cash (equivalents) and bank overdrafts 1 January	**1,427**		**220**	
Bank overdrafts 1 January	30			
Cash (equivalents) and bank overdrafts 31 Dec.	**234**		**1,427**	
Bank overdrafts 31 December	46		30	
Free cash flow*	**294**		**100**	

** Cash flow from operating activities minus cash flow from investing activities (excluding net cash payment of € 1,207mln (2005: € 198 mln) related to acquisition EAC Nutrition, Mellin and Golden Circle).*

Appendix 4

Reconciliation of EBITA and operating profit

Q4 06	Q4 05	(€ mln)	FY 06	FY 05
121	**112**	**EBITA on a comparable basis**	**484**	**431**
-	(8)	Pro forma contribution of acquisitions Mellin and Dumex in 2005	-	(56)
1	(1)	EBITA of divested businesses	(1)	3
-	(0)	Currency translation effect	-	(5)
122	**103**	**EBITA as reported**	**483**	**374**
1	0	Exceptionals	(2)	14
(8)	(3)	Acquisition and integration costs	(35)	(18)
(5)	(5)	Amortisation	(17)	(10)
110	**95**	**Operating profit as reported**	**429**	**360**

Reconciliation of profit and normalised profit

Q4 06	Q405	(€ mln)	FY 06	FY 05
27	**46**	**Profit attributable to equity holders**	**202**	**198**
(0)	-	Net loss from discontinued operations	2	-
36	10	Lowering of the deferred tax asset	36	10
7	2	Acquisition and integration costs (net of tax)	31	13
0	1	Exceptionals (net of tax)	3	(8)
70	**59**	**Normalised profit attributable to equity holders**	**274**	**213**

Movements in shareholders' equity

(€ mln)	
Shareholders' equity at 31 December 2005	**680**
Profit for the period	202
Net expense charged directly against equity	(64)
Dividends paid	(14)
Issued share capital – stock options	37
Costs of stock options	30
Other movements	(2)
Shareholders' equity at 31 December 2006	**869**

Appendix 5

Net debt

(€ mln)	31 Dec. 2006	31 Dec. 2005
Convertible loans	351	352
Bank loans	705	1,090
Senior notes	474	525
Other loans	128	31
Cash and cash equivalents	(234)	(1,426)
Sub-total net debt	**1,424**	**572**
Financial instruments and cross currency swaps	(6)	(57)
Total net debt	**1,418**	**515**

Net finance costs

(in € mln)	2006			
	Q4	**Q3**	**Q2**	**Q1**
Interest expenses	(21)	(22)	(24)	(24)
Interest income	3	5	5	4
Net interest expenses	**(18)**	**(17)**	**(19)**	**(20)**
Other	(1)	(1)	(1)	0
Sub-total financial income and expenses	**(19)**	**(19)**	**(20)**	**(20)**
Financial instruments and currency translation effects	(3)	(3)	1	(7)
Total net finance costs	**(22)**	**(22)**	**(19)**	**(28)**

Reconciliation of pro forma sales and EBITA for Q4 05

The tables below provide a reconciliation of the pro forma sales and EBITA performance per activity in Q4 05 used – as a 'comparable basis' – to assess the growth performance excluding consolidation and currency translation effects in Q4 06.

Reconciliation of sales in Q4 05 to a 'comparable basis'

(€ mln)	Baby	Dumex	Clinical	Total
Sales reported in Q4 05	**359**	**-**	**179**	**539**
Pro forma sales acquisitions (Dumex)	-	80	-	80
Divested businesses (Coeliac, Philippines)	(4)	-	(8)	(12)
Currency translation effect	(3)	(2)	(1)	(7)
Sales Q4 05 on a comparable basis	**352**	**78**	**170**	**600**
Businesses to be divested				15
Total Sales				615

Reconciliation of EBITA in Q4 05 to a 'comparable basis'

(€ mln)	Baby	Dumex	Clinical	Non-alloc	Total
EBITA reported in Q4 05	**64**	**-**	**50**	**(11)**	**103**
Pro forma EBITA acquisitions (Dumex)		8	-	-	8
Divested businesses (Coeliac, Philippines)	1	-	(0)	-	1
Currency translation effect	(0)	(1)	0	1	0
EBITA Q4 05 on a comparable basis	**65**	**7**	**50**	**(10)**	**112**
Businesses to be divested					(2)
Total EBITA					110

Reconciliation of pro forma sales and EBITA for 2005

The tables below provide a reconciliation of the pro forma sales and EBITA performance per activity in 2005 used – as a 'comparable basis' – to assess the growth performance excluding consolidation and currency translation effects in 2006.

Reconciliation of sales in 2005 to a 'comparable basis'

(€ mln)	Baby	Dumex	Clinical	Total
Sales reported in 2005	**1,314**	**-**	**675**	**1,988**
Pro forma sales acquisitions (Mellin, Dumex)	60	302	-	362
Divested businesses (Coeliac, Philippines)	(20)	-	(31)	(50)
Currency translation effect	6	8	1	15
Sales 2005 on a comparable basis	**1,360**	**310**	**645**	**2,315**
Businesses to be divested				60
Total Sales				2,375

Reconciliation of EBITA in 2005 to a 'comparable basis'

(€ mln)	Baby	Dumex	Clinical	Non-alloc	Total
EBITA reported in 2005	**234**	**-**	**185**	**(45)**	**374**
Pro forma EBITA acquisitions (Mellin, Dumex)	12	44	-	-	56
Divested businesses (Coeliac, Philippines)	4	-	(8)	-	(3)
Currency translation effect	2	1	1	-	5
EBITA 2005 on a comparable basis	**253**	**45**	**178**	**(45)**	**431**
Businesses to be divested					(1)
Total EBITA					430

Appendix 7

GENERAL INFORMATION

The financial information contained in appendices 1 – 3 has been extracted from the audited consolidated financial statements of Royal Numico N.V. which will be presented to the Annual General Meeting of Shareholders on 25 April 2007 and received an unqualified audit report.

It is to be noted that performance comparisons versus the same period in the preceding year in 'Financial Review' and 'Review by Activity' are made on a 'comparable basis' to facilitate like-for-like comparability. The 'comparable basis' is based on i) constant exchange rates, ii) constant scope of consolidation and iii) excluding exceptionals. Constant consolidation implies that businesses that will be divested are excluded and that the fourth quarter and full year 2005 numbers incorporate the pro forma performance of Mellin (consolidated as of 23 June 2005) and Dumex (consolidated as of 2 January 2006). An overview of the adjustments is provided for in appendix 6. It is to be noted that totals might deviate from the sum of the individual inputs due to rounding.

Numico acquired 100% of the shares of EAC Nutrition – for a net amount of € 1,194 mln in cash – on 2 January 2006. Numico has concluded the Purchase Price Allocation (PPA) for Dumex which is incorporated in the consolidated balance sheet.

WARNING ABOUT FORWARD-LOOKING STATEMENTS

Some statements in this document are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors that are outside of our control and impossible to predict and may cause actual results to differ materially from any future results expressed or implied.

These forward-looking statements are based on current expectations, estimates, forecasts and projections and our beliefs and assumptions about future events. Forward-looking statements include, without limitation, statements concerning Numico's results or financial position and the other factors discussed in the company's annual report. An overview of the most important financial factors that may affect Numico's results are provided in the company's most recent Annual Report.

Given these uncertainties, no assurance can be given as to Numico's future results or financial position. You are cautioned not to put undue reliance on these forward-looking statements, which only speak as of the date of this document and are neither predictions nor guarantees of future events or circumstances. Numico does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

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